ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2023

Dated as of March 22, 2024

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This AIF, including documents incorporated by reference herein, contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (together, "forward-looking information") concerning the Company's projects, capital, anticipated financial performance, business prospects and strategies and other general matters. These statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those included in the forward-looking information. The use of words such as "intend", "anticipate", "continue", "estimate", "expect", "may", "will", "project", "should", "believe" and similar expressions are intended to identify forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may constitute forward-looking information. Statements relating to Mineral Resources are also forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the Mineral Resources described can be profitably produced in the future. There is no certainty that it will be commercially viable to produce any portion of the Mineral Resources.

Forward-looking information includes, without limitation, statements with respect to:

• the Company's sales operations and anticipated sales of vanadium products, ilmenite and TiO2 and vanadium redox flow battery products;

• the timing and amount of estimated future production and sales;

• costs of future activities and operations;

• the extent of capital and operating expenditures;

• eventual production from the Ilmenite Plant and/or the titanium project;

• the Company's ability to sell ilmenite, titanium dioxide pigment, V2O5 or other vanadium commodities on a profitable basis;

• the Company's ability to produce V2O5, FeV and V2O3 according to customer specifications;

• expectations regarding the continuity of mineral deposits;

• future prices of V2O5, V2O3, TiO2 and ilmenite;

• future production at our Maracás Menchen Mine;

• the extent and impact of global freight delays and higher inventory transit time;

• the Company's ability to build, finance and operate a profitable VRFB business including the expected manufacturing capacity of the Largo Clean Energy Corp. plant;

• the projected timing and cost of the completion of the Enel Green Power España ("EGPE") project;

• the competitiveness of the Company's VRFB products in the long duration energy storage systems market;

• LCE's ability to execute on its business strategy including exploring and evaluating potential strategic alternatives to maximise shareholder value;

• the Company's ability to maintain, protect and develop its intellectual property and technology;

• the Company's ability to market, sell and fulfill orders for its VCHARGE battery system on specification and at a competitive price;

• the Company's ability to secure the required resources to build its VCHARGE battery;

• the adoption of VRFB technology generally in the market;

• the cost of producing and implementing the VRFB products;

• the impact of the ongoing conflict between Russia and Ukraine, including the potential for broader economic disruption;

• the results in the Technical Report including resource estimates;

• expectations regarding any environmental issues that may affect planned or future exploration and development programs and the potential impact of complying with existing and proposed environmental laws and regulations;

• receipt and timing of third party approvals;

• government regulation of mineral exploration and development operations in Brazil;

• expectations regarding any social or local community issues in Brazil that may affect planned or future exploration and development programs; and

• statements in respect of V2O5, V2O3, TiO2, ilmenite, and LDES systems demand and supply.

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These statements and information are only predictions based on current information and knowledge, some of which may be attributed to third party industry sources. Actual future events or results may differ materially. Undue reliance should not be placed on such forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not be realized.

The following are some of the assumptions upon which forward-looking information is based:

• that general business and economic conditions will not change in a material adverse manner;

• the continued and growing demand for LDES systems and the movement towards a low-carbon future;

• demand for, and stable or improving price of, V2O5, V2O3, FeV, ilmenite, TiO2 and other vanadium commodities;

• that the estimates of the Mineral Resources and Mineral Reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based);

• that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to LCE;

• the availability of financing for operations and development;

• that the Company will enter into agreements for the sales of vanadium, ilmenite and TiO2 products on favourable terms and for the sale of substantially all of its annual production capacity;

• the Company's ability to mitigate the impact of future rainfall;

• the Company's ability to protect and maintain its intellectual property underlying its VRFB technology;

• that the Company will enter into agreements for the sale of its VRFB products on favourable terms and at a sufficient volume to be profitable;

• the benefit of Largo Physical Vanadium Corp. ("LPV") to Largo's VRFB business and the vanadium market generally;

• receipt of regulatory and governmental approvals, permits and renewals in a timely manner;

• the Company's ability to procure equipment and operating supplies in sufficient quantities and on a timely basis;

• the competitiveness of the Company's VRFB technology;

• that the Company's plans for iron ore, ilmenite, titanium dioxide pigment and VRFBs can be achieved;

• the potential impact of the ongoing conflict between Russia and Ukraine on the Company, including any effects of the evolving sanctions against Russia and Russian entities on the Company's sales and trading arrangements;

• the Company's ability to attract and retain skilled personnel and directors; and

• the ability of management to execute strategic goals.

Actual results could differ materially from those anticipated in this forward-looking information as a result of the risks and uncertainties including, without limitation:

• volatility in prices of, and demand for, V2O5, V2O3, FeV, ilmenite, TiO2 and other vanadium commodities;

• uncertainties regarding the rate of inflation and its effect on the profitability of long-term contracts;

• unexpected operational events and delays;

• risks inherent in mineral exploration and development;

• uncertainties associated with estimating Mineral Resources and Mineral Reserves (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based);

• uncertainties related to title to the Company's mineral projects;

• risks inherent with the introduction and reliance on recently developed VRFB technology;

• revocation of government approvals;

• tightening of the credit markets, global economic uncertainty and counterparty risk;

• failure of plant, equipment or processes to operate as anticipated;

• competition for, among other things, capital and skilled personnel;

• geological, technical and drilling problems;

• fluctuations in foreign exchange or interest rates and stock market volatility;

• rising costs of labour and equipment;

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• disruption caused by labour actions;

• risks associated with political and/or economic instability in Brazil;

• compliance with applicable sanctions regimes;

• inherent uncertainties involved in the legal dispute resolution process, including in foreign jurisdictions;

• changes in income tax and other laws of foreign jurisdictions; and

• other factors discussed under "Risk Factors" in this AIF.

Assumptions relating to the potential mineralisation of the Maracás Menchen Mine are discussed in the Technical Report which is available under the Company's profile on SEDAR+ and available on www.sec.gov.

Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also materially and adversely affect the Company's business and prospects. Should one or more of these risks and uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking information.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The reader is cautioned not to place undue reliance on forward-looking information.

The forward-looking information is presented for the purpose of assisting investors in understanding the Company's plans, objectives and expectations in making an investment decision and may not be appropriate for other purposes. This forward-looking information is expressly qualified in its entirety by this cautionary statement. Forward-looking information contained in this AIF or documents incorporated herein by reference are made as of the date of this AIF or the document incorporated herein by reference, as applicable, and are accordingly subject to change after such date. The Company disclaims any obligation to update any such forward-looking information to reflect events or circumstances after the date of such information, or to reflect the occurrence of anticipated or unanticipated events, except as required by law.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Disclosure regarding the Company's mineral properties, including with respect to Mineral Reserve and Mineral Resource estimates included in this AIF, was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

In accordance with NI 43-101, the terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43- 101 and the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves (the "CIM Definition Standards"), adopted by the CIM Council, as amended.

The United States Securities and Exchange Commission ("SEC") adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act"), which are codified in Regulation S-K subpart 1300. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 have been replaced. As a foreign private issuer under United States securities laws that files its annual report on Form 40-F with the SEC pursuant to the multi-jurisdictional disclosure system ("MJDS"), the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards.

The SEC Modernization Rules include the adoption of terms describing mineral reserves and mineral resources that are substantially similar to the corresponding terms under the CIM Definition Standards. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be substantially similar to the corresponding CIM Definition Standards.

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Shareholders resident in the United States are cautioned that while terms are substantially similar to CIM Definition Standards, there are differences in the definitions and standards under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven reserves", "probable reserves", "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 will be the same as the reserve or resource estimates prepared under the standards adopted under the SEC Modernization Rules.

Shareholders resident in the United States are also cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineralisation in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralisation described using these terms has a greater amount of uncertainty as to their existence and feasibility than mineralisation that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" on the Company's projects are or will be economically or legally mineable.

Further, "inferred resources" have a greater amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, shareholders resident in the United States are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of "inferred mineral resources" cannot form the basis of feasibility or other economic studies, except in limited circumstances where permitted under NI 43-101.

Accordingly, information contained in this AIF containing descriptions of mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. Shareholders resident in the United States are urged to consider closely the disclosure on technical terminology under the "Glossary" in this AIF.

MARKET AND INDUSTRY DATA

Market and industry data contained and incorporated by reference in this AIF concerning economic and industry trends is based upon good faith estimates of our management or derived from information provided by industry sources. The Company believes that such market and industry data is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

OTHER INFORMATION

In this annual information form, references to "Largo", the "Company", and "we" mean Largo Inc. and its subsidiaries as applicable (unless the context otherwise requires).

The disclosure in this AIF is supplemented throughout the year by, and is to be read in context with, subsequent continuous disclosure filings including news releases, material change reports, financial statements, management discussion and analysis and technical reports filed under NI 43-101. This AIF contains information which the Company believes, in context and in exercising its judgement, to be material. Information which the Company, in exercising its judgement, believes, in context, is not material (or, due to the passage of time, is no longer material), has not been included in this AIF.

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QUALIFIED PERSON

Except as otherwise noted in this AIF, Mr. Emerson Ricardo Re, BSc, MSc, MBA, MAusIMM (CP) and Registered Member (Chilean Mining Commission), of HCM Consultoria Geologica Eireli, Geology Advisor to the Company, is the Qualified Person (as that term is defined under NI 43-101) who has reviewed and approved the technical disclosure in this AIF. For a description of key assumptions, parameters and methods used to estimate Mineral Reserves and Mineral Resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Report for our material property as filed by us on SEDAR+ at www.sedarplus.com and available on www.sec.gov.

CURRENCY PRESENTATION AND DATE OF INFORMATION

This AIF contains references to United States dollars, Canadian dollars, Brazilian reals and to the European Euro. All dollar amounts referenced herein, unless otherwise indicated, are expressed in United States dollars "$". Canadian dollars may be referred to as "Canadian dollars" or "C$". Brazilian reals may be referred to as "Brazilian reals" or "R$", and the European Euro may be referred to as "Euro" or "€".

The following tables set out the average annual exchange rates according to information published by the Bank of Canada and the resulting currency conversion if one United States dollar, one Brazilian real and one Euro were exchanged for the equivalent in Canadian dollars.

One U.S. dollar	Year Ended December 31
	2023	2022	2021
Closing in Canadian dollars	C$1.3226	C$1.3544	C$1.2678
One Brazilian real	Year Ended December 31
	2023	2022	2021
Closing in Canadian dollars	C$0.2726	C$0.2562	C$0.2275
	Year Ended December 31
One Euro	2023	2022	2021
Closing in Canadian dollars	C$1.4626	C$1.4458	C$1.4391

Based on information published by the Bank of Canada, (i) the value of one United States dollar, if exchanged for one Canadian dollar, would have been C$1.3226 for the month of December 2023, (ii) the value of one Brazilian real, if exchanged for one Canadian dollar, would have been C$0.2726 for the month of December 2023, and (iii) the value of one Euro, if exchanged for one Canadian dollar, would have been C$1.4626 for the month of December 2023.

On March 21, 2024, the indicative exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was $1.00 = C$1.3525, the exchange rate for Brazilian reals was R$1.00 = C$0.2718, and the exchange rate for Euros, was €1.00 = C$1.4706.

The information in this AIF is presented as of December 31, 2023, unless otherwise indicated. Statements relating to the currency of information without reference to a date and references to information being current as of "the date hereof" or "as of the date of this AIF" are current as of March 21, 2024.

NON-GAAP MEASURES

The Company has included non-GAAP financial measures in this AIF. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. The measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

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Cash Operating Costs and Cash Operating Costs Excluding Royalties

This AIF refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to plan and prior periods, and also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plan and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

Revenues Per Pound

This AIF refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance.

For a discussion and reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs for the three months and fiscal year ended December 31, 2023 and 2022, please see "Non-GAAP Measures" in the Company's management's discussion and analysis for the fiscal year ended December 31, 2023, which is available under the Company's profile on SEDAR+ at www.sedarplus.com.

CORPORATE STRUCTURE

Incorporation and Registered Office

Largo is a company continued under the Business Corporations Act (Ontario).

The Company was originally incorporated under the name Kaitone Holdings Ltd. in the province of British Columbia on April 18, 1988. On September 3, 1991, the Company changed its name to Consolidated Kaitone Holdings Ltd. On May 8, 2003, the Company changed its name to Largo Resources Ltd. On June 10, 2004, the Company continued to the Province of Ontario and filed articles of amendment to amend its authorized share capital to an unlimited number of Common Shares. On October 17, 2014, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common Share for each ten (10) pre-consolidation Common Shares. On March 4, 2021, the Company completed a consolidation of its Common Shares on the basis of one (1) post-consolidation Common share for each ten (10) pre-consolidation Common Shares. On November 8, 2021, the Company changed its name from Largo Resources Ltd. to Largo Inc.

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The head office and registered office of the Company is located at First Canadian Place, 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

Intercorporate Relationships

The following chart shows our principal subsidiaries, their jurisdiction of incorporation and the percentage of voting securities we beneficially own or over which we have control or direction:

Notes:

(1) Under Brazilian law, a corporation must have at least two shareholders or quotaholders, as applicable. Shareholders or quotaholders, as applicable, can be individuals or legal entities.

(2) The remaining shares of Largo Vanádio de Maracás S.A. are owned by Companhia Baiana de Pesquisa Mineral, an entity controlled by the Brazilian State of Bahia. See also "Description of the Business - Material Project - Maracás Menchen Mine - Project Description, Location and Access".

(3) Holds a 100% interest in the tungsten-molybdenum Northern Dancer Project in the Yukon, Canada.

(4) Holds a 100% interest in the tungsten tailings Currais Novos Project in Brazil.

(5) Holds explorations rights and an option to lease the iron-vanadium Campo Alegre Project in Brazil pursuant to an agreement with CPBM.

(6) Holds a 100% interest in our Maracás Menchen Mine.

(7) These entities facilitate the Company's sales and distribution capabilities. See also "Description of the Business - Marketing and Distribution".

(8) On September 15, 2022, LPV completed a qualifying transaction (as defined in the TSXV Company Manual) with CCC. See "Three-Year History - Operations" for further details.

(9) Incorporated to hold the Company's titanium-related assets in Brazil.

GENERAL DEVELOPMENT OF THE BUSINESS

Largo is a Canadian natural resource and battery energy storage system company listed on the TSX (LGO) and NASDAQ (LGO).

We are one of the world's preferred vanadium companies focused on the production of vanadium pentoxide (V2O5) at our Maracás Menchen Project located in Bahia, Brazil, being the Company's sole material project for the purposes of NI 43-101. The Maracás Menchen Project consists of the currently operating Maracás Menchen Mine (Campbell Pit) and includes a number of other deposits being explored throughout the project area. The two most advanced projects are the Novo Amparo Norte ("NAN") and the Gulçari A North ("GAN") deposits. The Maracás Menchen Mine is our principal operating asset and has accounted for substantially all of our revenues since commencing operations in 2014. The Company is in the process of developing additional potential revenue streams from the deposit, including ilmenite and TiO2 pigment. In July 2023, the Company completed the construction of its Ilmenite Plant and is focused on the commissioning and ramp up, with initial ilmenite concentrate production of 350 tonnes in August, 700 tonnes in September, 814 tonnes in October, 2,546 tonnes in November and 5,610 tonnes in December.

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Vanadium is primarily used as an alloy to strengthen steel and reduce its weight. Vanadium enhanced steels are currently used in a vast range of products, including rebar, automobiles and transport infrastructure, and is increasingly being adopted in other products and applications that demand stronger and lighter steel.

We also have a portfolio of secondary projects consisting of (i) the Campo Alegre de Lourdes project, an iron vanadium property in Bahia, Brazil, (ii) the Northern Dancer Project, a tungsten and molybdenum property in Yukon, Canada, and (iii) Currais Novos, a tungsten project. As of the date of this AIF, none of these projects are operational, and we do not consider any of these projects to be material properties.

Following the acquisition of VRFB technology in 2020, we began a strategic transformation to vertically integrate our vanadium products with our VCHARGE vanadium battery technology. Our VCHARGE batteries support improved reliability and grid stability and are an efficient, safe and ESG-aligned long duration solution that is recyclable at the end of its 25+ year lifespan. Uses of our VCHARGE batteries include, but are not limited to, renewable integration, grid optimization and, microgrid enablement. The uses of the VCHARGE system are discussed in further detail in the section entitled "Description of the Business - Energy Storage Systems". We have entered into an agreement to supply our first VCHARGE VRFB system to EGPE, and delivery remains a priority focus. LCE completed phase 1 hot commissioning of the VRFB system in the fourth quarter of 2023 and phase 2 hot commissioning is expected to be completed in the third quarter of 2024. See "Description of the Business - Sales to Customers". We are exploring and evaluating potential strategic alternatives in the power generation markets globally. See "General Development of the Business - Three Year History - Operations".

Three Year History

The following is a summary of the general development of the Company's business.

Equity Financings

On June 4, 2021, the Company announced that it had obtained a receipt from the securities regulatory authorities in each of the provinces of Canada for a final short form base shelf prospectus qualifying the distribution of up to C$750 million of securities of the Company to replace the base shelf prospectus which expired on March 6, 2021. A corresponding registration statement on Form F-10 was filed with the SEC under MJDS. This base-shelf was in effect for a 25-month period which ended on July 4, 2023.

Debt Facilities

On January 29, 2021, the Company repaid in full the amounts owing under a $13.0 million debt facility with a bank in Brazil. This facility was fully drawn down and proceeds of R$65.96 million ($13.0 million) were received on March 20, 2020. This facility was due to be repaid as a lump sum payment on March 12, 2021, together with accrued interest at a rate of 3.35% per annum.

On February 3, 2021, the Company repaid in full the amounts owing under a $11.788 million debt facility with a second bank in Brazil. This facility was fully drawn down and proceeds of R$60.0 million ($11.788 million) were received on March 24, 2020. This facility was due to be repaid as a lump sum payment on March 18, 2021, together with accrued interest at a rate of 6.29% per annum.

On April 20, 2022, the Company secured a $15.0 million debt facility with another bank in Brazil. This facility was fully drawn down and proceeds of R$69.0 million ($15.0 million) were received on April 25, 2022. This facility was due to be repaid as a lump sum payment on April 14, 2023, together with accrued interest at a rate of 3.65% per annum. On December 29, 2022, the Company repaid $15.0 million owing under this facility together with accrued interest at a rate of 3.65% per annum until the prepayment date.

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On October 28, 2022, the Company secured a $20.0 million debt facility with a bank in Brazil. This facility was fully drawn down and proceeds of $20.0 million were received on October 31, 2022. The terms of this facility were amended in June 2023 and the principal is due for repayment on October 15, 2025 (the final maturity date), together with a financing fee of 0.8% and accrued interest at a rate of 8.51% per annum.

On December 27, 2022, the Company secured an additional $20.0 million debt facility with another bank in Brazil. This facility was fully drawn down and proceeds of $20.0 million were received on December 29, 2022. On December 29, 2022, a portion of this facility was used to partially repay the Company's existing $15.0 million facility secured in April 2022. This facility was repaid on October 10, 2023, together with accrued interest at a rate of 8.20% per annum.

On January 4 and 5, 2023, the Company secured two additional debt facilities, one for $15.0 million and one for $10.0 million, respectively, with banks in Brazil. The $15.0 million facility was repaid on September 1, 2023, together with accrued interest at a rate of 6.85% per annum. The $10.0 million facility is due to be repaid on December 19, 2025 (the final maturity date), together with a financing fee of 0.8% and accrued interest at a rate of 8.51% per annum.

On September 1, 2023, the Company secured an additional $15.0 million debt facility with another bank in Brazil. This facility was used to repay the Company's existing $15.0 million facility secured in January 2023. This facility is due to be repaid in equal instalments of principal on February 26, 2025, August 25, 2025, February 20, 2026 and August 20, 2026, together with accrued interest at a rate of 8.75% per annum.

On October 10, 2023, the Company secured an additional $20.0 million debt facility with a bank in Brazil bearing interest at 8.95% per annum. This facility was used to repay the Company's existing $20.0 million facility secured in December 2022. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026.

On December 21, 2023, the Company secured a two-year debt facility of $10,000 with a bank in Brazil with the principal due for repayment at maturity. In addition to a fee of 0.85%, accrued interest at a rate of 10.45% per annum is to be paid at maturity.

The Company's debt facilities secured in 2023 are primarily being used to address working capital pressures caused by ongoing capital expenditure projects and operational expenditures.

Normal Course Issuer Bid

On May 11, 2022, the Company announced the Board's intention to commence a normal course issuer bid (a "NCIB"), subject to acceptance by the TSX. On May 30, 2022, the Company announced the TSX's approval of the NCIB, in accordance with the applicable rules and policies of the TSX and Canadian securities laws. Pursuant to the NCIB, during the period between June 1, 2022 and May 31, 2023, the Company could purchase for cancellation up to 3,641,098 Common Shares, representing approximately 10% of the public float of 36,410,986 Common Shares as at May 20, 2022, at the market price, through the facilities of the TSX, NASDAQ and alternative trading systems. Other than purchases made under block purchase exemptions, daily purchases on the TSX was limited to 24,510 Common Shares, being approximately 25% of the average daily trading volume of 98,042 Common Shares on the TSX for the six calendar months prior to the TSX's acceptance of its notice of the NCIB.

On July 14, 2022, the Company announced its implementation of an automatic securities purchase plan (the "Automatic Repurchase Plan") with its designated broker, in order to facilitate purchases of its Common Shares pursuant to the NCIB. The Automatic Repurchase Plan allowed for the purchase of Common Shares by the Company's designated broker at times when the Company ordinarily would not be active in the market due to regulatory restrictions or self-imposed blackout periods. Any purchases made under the Automatic Repurchase Plan were made by the Company's designated broker based upon applicable TSX and NASDAQ rules, applicable Canadian and U.S. securities laws and the terms of the written agreement between the Company and its designated broker. The Automatic Repurchase Plan became effective as of July 14, 2022 and terminated on August 31, 2022. Pursuant to the NCIB, as of December 31, 2022, the Company had repurchased for cancellation 872,774 Common Shares for aggregate consideration of $6,088,662 at an average price of $6.98 per Common Share.

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Operations

On January 11, 2021, the Company began a planned shutdown of its Maracás Menchen Mine to replace the kiln and cooler refractories. The shutdown resulted in approximately 20 days of downtime. The Company utilized this downtime to perform feed rate improvements on the kiln which increased the nameplate production capacity to 1,100 tonnes of V2O5 per month from 1,000 tonnes. The Company also conducted a preventative maintenance program downstream of the kiln and cooler during this time.

On June 9, 2021, the Company hosted an investor-oriented virtual 'Battery Day', during which the Company detailed a transformational strategic shift to the development and production of vanadium based electrical energy storage systems. The Company believes that vertically integrating its VRFB technology with its vanadium production operations creates a unique competitive advantage in the rapidly growing long duration energy storage market.

On July 20, 2021, the Company announced that LCE had entered into its first VCHARGE VRFB sales contract with EGPE. On July 30, 2021, the Company announced that it had received notice to proceed from EGPE. Pursuant to the contract, LCE is obligated to deliver a five-hour 6.1 MWh VCHARGE system for a project in Spain. LCE completed phase 1 hot commissioning of the VRFB system in the fourth quarter of 2023 and phase 2 hot commissioning is expected to be completed in the third quarter of 2024.

On August 19, 2021, the Company announced the release of its 2020 sustainability report, highlighting significant progress made by the Company with its environmental, social and governance priorities in furthering vanadium's role in the global green economy.

On September 23, 2021, the DOE announced funding for research and development projects to scale up American manufacturing of flow battery and long duration storage systems. LCE is expected to receive $4.2 million of this funding to develop and demonstrate highly efficient manufacturing processes for affordable, grid-scale flow batteries, subject to the completion of the award negotiation with the DOE.

On November 3, 2021, the Company announced the results of an updated mining plan for its Maracás Menchen Mine to provide enhanced access to the vanadium needed for the Company to continue to execute on its energy storage transition strategy. The mining plan also includes new cash flow generation from the production and sale of titanium dioxide pigment. An independent technical report has been prepared in respect of the Company's Maracás Menchen Mine in accordance with NI 43-101, which has been filed on SEDAR+ (www.sedarplus.com) and is available on EDGAR (www.sec.gov).

In November 2021, the Company's subsidiary, Largo Resources USA Inc., signed a 10-year exclusive off-take agreement with Gladieux Metals Recycling ("GMR") for the purchase of all standard and high purity grade vanadium products from GMR's recycling facility located in Freeport, Texas. GMR delivered its first commercial lot of V2O5 to Largo in December 2023 which marked the start of the 10-year period and this new strategic supply for the Company.

On February 3, 2022, the Company announced the creation of Largo Physical Vanadium Corp. and a proposed qualifying transaction pursuant to the policies of the TSX Venture Exchange with Column Capital Corp. ("CCC"), a capital pool company, the terms of which are set out in a definitive agreement dated April 14, 2022. The resulting entity is a publicly listed physical vanadium holding company that will purchase and hold physical vanadium, amongst other things, for use in the Company's VCHARGE batteries, pursuant to a safekeeping agreement (the "Safekeeping Agreement") dated April 14, 2022 between LPV and the Company (or one of its affiliates) (the "Safekeeper"). LPV and the Safekeeper have also entered into a technical advisory agreement dated April 14, 2022, pursuant to which the Company will provide technical services, including commercial advisory services, with respect to the management of the movement and storage of vanadium and the marketing thereof.

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In April 2022, the Company received the required installation license to begin construction on its ilmenite concentration plant as part of its phased operational plan outlined in its current Technical Report. In the third quarter of 2023, the Company completed the construction of its Ilmenite Plant and is focused on the commissioning and ramp up, with initial ilmenite concentrate production of 350 tonnes in August, 700 tonnes in September, 814 tonnes in October, 2,546 tonnes in November and 5,610 tonnes in December. The first commercial delivery of ilmenite was concluded in January 2024. The Company now expects regular shipments of ilmenite, in line with its production and commercial commitments.

On July 14, 2022, the Company announced that LCE had obtained International Standards Organization ("ISO") 9001 certification of its Quality Management System, while continuing electrolyte production and stack manufacturing in its new VRFB product development and stack manufacturing facility in Massachusetts, U.S. In the first quarter of 2023, all building improvements at the facility in Massachusetts were completed.

On July 14, 2022, the Company announced the conclusion of the award negotiation with the DOE and was awarded $4.2 million. The Company's total DOE budget is $6.0 million, and the Company expects to complete the DOE project in 2025. The Company has received the first portion of payment from the DOE amounting to $835,468 in February 2024 and an invoice was issued for the fourth quarter of 2023 in the amount of $46,694.

On September 15 and 27, 2022, respectively, the Company announced that LPV had completed the qualifying transaction with CCC and that the resulting entity, named "Largo Physical Vanadium Corp.", commenced trading on the TSX Venture Exchange under the ticker symbol "VAND" effective September 27, 2022. As part of the transaction, the Company contributed approximately 200 tonnes of V2O5 equivalent and C$20.0 million of the C$30.2 million that LPV raised in a financing that closed in April 2022. In 2023, LPV continued its acquisition of vanadium assets and is focused on marketing and strategic initiatives to establish its business model.

On January 24, 2023, the Company announced management's decision to postpone the Company's existing plans to further develop its Pigment Plant (defined below) until additional funds are made available, either internally or externally.

In June 2023, LCE finalized the pumping of electrolyte for EGPE's VCHARGE VRFB deployment and completed cold commissioning of the system. The battery system was also successfully interconnected with the grid and the system inverter was successfully utilized to form the chemistry. The battery is currently performing charge-discharge cycles. LCE completed phase 1 hot commissioning of the VRFB system in the fourth quarter of 2023 and phase 2 hot commissioning is expected to be completed in the third quarter of 2024.

On July 15, 2023, Largo reported an employee fatality as a result of an accident that occurred at the chemical plant of the Maracás Menchen Mine. One other contractor involved in the incident suffered minor injuries and has been discharged from the hospital. Largo immediately launched an investigation into how this tragedy occurred. The investigation was conducted by a multidisciplinary committee, including an external specialized company that concluded and identified several points of improvements on the internal processes. Largo is currently working on implementing these improvements.

On July 26, 2023, the Company announced the release of its 2022 sustainability report, outlining its activities across its mining operation in Brazil and clean energy business in the United States.

On August 29, 2023, the Company announced that the directors initiated a review and evaluation of strategic alternatives with the intent to unlock and fully maximize the value of LCE.

On December 18, 2023, the Company provided an update on the ongoing exploration program surrounding its Maracás Menchen Mine, including an initial phase of drilling conducted in 2023 and the further analysis of past exploration work completed at the Company's Campbell Pit and exploration targets located both north and south of the Campbell Pit. In 2022 and 2023, the Company conducted a drill program in the northern district (GAN, São José, Novo Amparo, and NAN) consisting of 19 drill holes and 245 surface samples, 148 infill holes in the Campbell Pit and 33 holes in the southern district (Gulçari A Sul, Agua Branca, Jacaré, Braga, Ilha Grande, and Rio de Contas).

Executive Changes

On February 16, 2023, the Company appointed Mr. Daniel Tellechea as interim Chief Executive Officer following Mr. Paulo Misk's departure from the Company. Mr. Misk resigned as a director of the Company on March 7, 2023.

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On February 16, 2023, the Company also appointed Mr. Álvaro Resende as Chief Operating Officer of Largo Vanádio de Maracás S.A.

On May 1, 2023, the Company appointed Ms. Andrea Weinberg as an independent director of the Company's Board of directors.

On May 9, 2023, the Company promoted Paul Vollant to Chief Commercial Officer.

On May 24, 2023, the Company announced the resignation of Ms. Koko Yamamoto and the appointment of Ms. Helen Cai as an independent director of the Company's Board of directors.

On July 19, 2023, the Company appointed Francesco D'Alessio as President of LCE.

On October 9, 2023, Mr. Celio Pereira assumed the role of Chief Operating Officer (COO) of Largo Vanádio de Maracás S/A, following the departure of Álvaro Resende.

Events Subsequent to December 31, 2023

In 2024, the Company plans to invest approximately $33.0 million on capital expenditures. The Company's capital expenditure budget includes approximately $14.0 million for sustaining capital requirements, $15.6 million for capitalized stripping and $3.5 million for certain production process items related to the ilmenite concentrate plant, as summarized in the following table:

Sustaining Capital Expenditures	$12.8 - 14.8 million
Capitalized Stripping Capital Expenditures	$14.6 - 16.6 million
Ilmenite Concentration Plant Capital Expenditures	$3.2 - 3.8 million

On March 5, 2024, Largo announced that it has identified significant platinum group metals grades in its non-magnetic tailings ponds and ilmenite stockpile from ongoing exploration work at its Maracás Menchen Mine. Largo is conducting further analysis of platinum group metals as part of its ongoing exploration program.

DESCRIPTION OF THE BUSINESS

General

Largo is a Canadian domiciled company that has historically been solely committed to the production and supply of high-quality vanadium products. In 2021, the Company announced its belief that the development and sale of vanadium based electrical energy storage systems to support the planet's on-going transition to renewable energy presents both an attractive economic opportunity for the use of the Company's vanadium products and an opportunity to enhance the Company's sustainability. Consequently, the Company is in the process of vertically integrating its highly efficient vanadium production operation with its vanadium-based energy technology to create a unique competitive advantage in the rapidly growing long duration energy storage market. The Company is confident that using its VPURE and VPURE+ products, which are sourced from one of the world's highest-grade vanadium deposits at the Company's Maracás Menchen Mine in Brazil, its VCHARGE VRFB technology results in a competitive and practical long duration energy stage product. The Company has also launched LPV, our TSXV-listed subsidiary that offers pure-play exposure to vanadium through its holdings of physical vanadium, and that aims to achieve appreciation through the acquisition of vanadium as well as to own and actively supply vanadium to end users of VRFBs to advance the integration of renewable energy in long duration storage.

The Maracás Menchen Project is the Company's sole material project for the purposes of NI 43-101. The Maracás Menchen Project consists of the currently operating Maracás Menchen Mine (Campbell Pit) and includes a number of other deposits being explored throughout the project area. The two most advanced projects are the NAN and the GAN deposits. The Maracás Menchen Mine is our principal operating asset and has accounted for substantially all of our revenues since commencing operations in 2014. The Company is in the process of developing additional potential revenue streams from the deposit, including ilmenite and TiO2 pigment. The Company is organized and exists under the Business Corporations Act (Ontario) and its Common Shares are listed on the TSX under the symbol "LGO" and on the NASDAQ under the symbol "LGO".

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Our VCHARGE batteries support improved reliability and grid stability and are an efficient, safe and ESG-aligned long duration solution that is recyclable at the end of its 25+ year lifespan. Uses of our VCHARGE batteries include, but are not limited to, renewable integration, grid optimization and, microgrid enablement.

The current Technical Report, effective as of October 10, 2021, describes the Maracás Menchen Mine (Campbell Pit) as one of the world's highest-grade vanadium deposits with Proven Mineral Reserves of 15.64 million tonnes at an average grade of 1.22% V2O5 and 8.02% TiO2 and with Probable Mineral Reserves of 2.21 million tonnes with an average grade of 1.02% V2O5 and 8.22% TiO2. The GAN deposit has Proven Mineral Reserves of 12.10 million tonnes at an average grade of 0.49% V2O5 and 7.57% TiO2 and Probable Mineral Reserves of 8.06 million tonnes with an average grade of 0.57 V2O5 and 8.33% TiO2. The NAN deposit reports Proven Mineral Reserves of 17.43 million tonnes at an average grade of 0.70% V2O5 and 8.71% TiO2 and Probable Mineral Reserves of 4.92 million tonnes with an average grade of 0.72% V2O5 and 8.76% TiO2. The Maracás Menchen Project currently produces V2O5 products from the Campbell Pit and effective as of October 10, 2021 had an estimated mine life of over 11 years. Based on the current mine plan and the successful development of the NAN and GAN deposits, mining is planned to begin in 2032 at the conclusion of mining at the Campbell Pit. The GAN and NAN deposits are estimated to add an additional 10 years of mine life to the project based on Proven and Probable Mineral Reserves as set forth in the Technical Report.

Largo is currently one of the lowest cost producers of V2O5 in the world due to the characteristics of the Maracás Menchen Mine's ore body and our operating efficiency. Largo is solely responsible for the global sales, distribution and marketing of its vanadium products through its established team of sales professionals. See "General Development of the Business - Three Year History - Operations", and "Description of the Business - Marketing and Distribution".

The Company also has a portfolio of secondary projects consisting of (i) the Campo Alegre de Lourdes project, vanadiferous titano-magnetite property in Bahia, Brazil, (ii) the Northern Dancer Project, a tungsten and molybdenum property in Yukon, Canada and (iii) Currais Novos, a tungsten project in Rio Grande do Norte, Brazil. As of the date of this AIF, none of these projects are operational and the Company does not consider any of these projects to be material properties.

The Vanadium Industry

Vanadium is a naturally-occurring, silvery-grey element with an atomic number of 23. It is not typically found as a free-form element in nature, but rather exists in an oxidation state as part of mineral deposits, including vanadinite, carnotite and magnetite ores, or within fossil fuels. Vanadium is harder than most metals, while retaining malleable and ductile features, and is corrosion-resistant to various chemicals, including alkalis, hydrochloric and sulfuric acids and salt water. Vanadium also has high melting and boiling points of 1910°C and 3407°C, respectively, enabling it to retain its solid form in a variety of external conditions.

These key properties make vanadium ideal for use in metal and steel alloying as it helps reinforce the level of strength, toughness and heat and chemical resistance required for various industry applications such as construction, aerospace and automobiles.

Vanadium consumption is mainly driven by its use in steel applications, which, as of the first three quarters of 2023 is estimated to account for approximately 85% of total global consumption according to Vanitec Limited ("Vanitec"). Within this application, the use of vanadium can be further distinguished between the use of vanadium in high-strength low-alloy ("HSLA") steel, full alloy steel, carbon steel and other steels. HSLAs include small amounts of vanadium, niobium or titanium, or a combination of these microalloying elements, to induce higher strength and a finer-grained structure. The higher strength enables the use of smaller quantities of raw materials in many applications. HSLAs are considered to be a strong substitute for carbon manganese steel which has lower tensile strength.

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The balance of global vanadium consumption, approximately 15% in total, is used in energy storage (7%) which now represents the second largest application for vanadium, aerospace alloys (4%) and chemical & catalysts (4%). These industries and applications most often require high purity vanadium which command premium pricing.

Vanadium Demand Drivers

Reinforcing Steel Bars

In the construction industry, vanadium is used to achieve a certain level of tensile strength in reinforcing bars ("rebar") and other steel components used in the construction of bridges, tunnels and buildings. Historically, a significant portion of vanadium demand had been driven by "Grade-3" rebar standards in the western world. This end market experienced significant growth starting in 2004 when China adopted "Grade-3" rebar standards aimed at improving structural performance during seismic events. However, in recent years, demand in this application in China has been degraded by the illegal utilization of the quench and temper method (the "Q&T method"), which allows the steel to meet the "Grade 3" tensile strength requirements but not the critical elongation requirements that assure good performance in seismic activity. However, China responded to this trend and is aiming to prevent the use of the Q&T method through the introduction of new rebar specifications made effective November 1, 2018 that cannot be achieved with the Q&T method. This is currently causing Chinese producers of rebar to revert back to employing the use of vanadium alloyed steels. The revised standard also eliminates grade 2 rebar which is lower strength and can be produced without any microalloy.

Shifts in consumer preferences and government fuel efficiency standards requiring more fuel-efficient vehicles are encouraging automobile manufacturers to adopt HSLA steel in automotive applications. Vanadium-containing HSLAs and other high-strength steels provide the desirable physical properties required to meet crucial automotive standards, including stiffness, crash performance and forming characteristics, while remaining competitive with other lightweight alternatives, such as carbon fiber reinforced polymers. We anticipate this optimal cost-weight-strength ratio will drive vanadium demand in automotive end market uses.

Energy Storage Systems

Over the long term, we expect new applications in the energy storage industry to drive incremental demand for vanadium use. This application values high purity vanadium product. According to Vanitec, demand accounted for approximately 8% of vanadium consumption as of in the first three quarters of 2023 (2% in 2021 and 4% in 2022) and grew to become the second largest demand driver (after steel) with the implementation of large scale projects in China, we expect energy storage applications to be the fastest growing demand driver for vanadium in 2024. Global climate change trends are also encouraging the research and implementation of battery systems to support renewable energy sources. VRFB, which use vanadium ions in different oxidation states to store energy, are considered to be a cost competitive alternative to lithium-ion technology for large scale, long duration energy storage. We believe our high purity products are well positioned to take advantage of this fast growing market.

High Performance Alloys

Vanadium is also used in the production of high performance alloys, specifically titanium alloys primarily used in the aerospace industry. Titanium-vanadium alloys' low density, high strength and excellent fatigue properties make it a key input to aerospace engines, gas turbines and airframes. According to Vanitec, titanium-vanadium alloys accounted for approximately 4% of global vanadium consumption in the first three quarters of 2023. The aerospace industry was severely impacted in 2020 due to the COVID pandemic. A gradual recovery of demand for this sector started in 2022 and recovered to pre-COVID levels in 2023.

Chemicals & Catalysts

Vanadium is used in chemicals and catalysts for production of sulfuric acid and synthetic rubber as well as a wide range of small volumes applications in chemicals, such as corrosion inhibitors, medicine, dyes, and glass. Vanitec estimates that these industries accounted for approximately 4% of global vanadium consumption in the first three quarters of 2022 and consumption remained strong throughout the year.

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Vanadium Supply Trends

Vanadium supply dynamics are primarily driven by both the nature of production methods and the location of vanadium sources. Because vanadium exists naturally in an oxidized form, it is typically derived from the processing of vanadium-bearing ores, slag or residues and then converted into an intermediate vanadium oxide product. The majority of vanadium is extracted from vanadium-bearing slag, a by-product of the steel making process in regions where vanadium-rich titaniferous magnetite ("VTM") deposits are present. VTM ores are processed in steel mills, with the vanadium-bearing slag subsequently processed for vanadium extraction. Due to its by-product nature, vanadium supply from steel production is generally price-inelastic with supply driven by underlying trends in the steel industry and competitiveness of the specific iron ore mines and steel mills utilizing VTM ore, rather than by output from primary mining operations. For example, significant growth in steel production in China from 2004 to 2014 resulted in an eightfold increase in vanadium slag production derived from steel making. In 2023, steel mills in China, Russia and New Zealand supplied approximately 75% of vanadium through their slag by product.

Chinese and Russian steel mills are the major sources of vanadium as a by-product from steel production, these sources use locally sourced VTM ores that are typically high in titanium and low in iron. The competitiveness and output of these producers are also dependant on availability and cost of seaborne iron ores that do not contain vanadium.

The next largest source of vanadium supply is from mining operations where vanadium is the primary commodity produced. Primary producers based in South Africa, Brazil and China extract vanadium directly from VTM ores, which accounts for 15% of supply. Because these projects are not associated with any steel processing, their relative cost competitiveness is largely influenced by mine-specific factors, most importantly ore grade. Primary production of vanadium in China is sourced from a carbonaceous shale known as stone coal, which contains a relatively low grade of 0.2% to 1.0% of vanadium. The Company's Maracás Menchen Mine is one of only three large-scale primary vanadium mines globally.

The remainder of global vanadium supply is derived from secondary vanadium sources. Secondary sources are derived from residues, ashes and spent catalysts that are a by-product of the burning or refining of vanadium-bearing carboniferous materials, including coal and oils. Similar to vanadium produced in the steel making process, the economic viability of these secondary sources depends largely on environmental regulations and the underlying trends in the markets for other materials.

Owing to the inexpensive, but highly constrained quantity of vanadium supply from the steel making processes, and the challenging and often expensive processes of sourcing vanadium from primary and secondary sources, the cost curve is less responsive to changes in demand levels.

New primary sources of vanadium are expected to be limited in the next few years due to the limited number, and stage of advancement of, projects expected to come online.

Vanadium Prices

According to the Fastmarkets Metal Bulletin, price of V2O5 in Europe decreased in 2023, starting the year at $9.44 per pound of V2O5 and ending the year at $6.53 per pound of V2O5, averaging $8.33 per pound of V2O5 throughout the year as compared to $9.52 in 2022.

Ilmenite prices

According to the FerroAlloysNet, price of ilmenite with TiO2 grade of 46% from Sichuan, China, increased in 2023, starting the year at CNY2,065/mt and ending the year at CNY2,145/mt, averaging CNY2,127/mt throughout the year.

Energy Storage Business

The Company's energy storage business is run through its wholly-owned subsidiary, LCE, based in Wilmington, Massachusetts. LCE's business focuses on the manufacturing, sale, installation, and operation and maintenance of Largo's VRFB LDES. The product name VCHARGE denotes the scale, configuration, and services the battery renders to a customer.

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LCE's systems allow for the storage of energy in chemical form and then convert the electrolyte into electric energy when needed. The VCHARGE battery system is most economical when the power system design requires repeated cycling for durations between 6 hours to 10 hours. The systems are frequently paired with renewable energy resources that require optimization via the VRFB due to the intermittency or insufficient durations of renewable energy production when reconciled with contracted supply agreements. LCE's VRFB systems are configured and enabled with embedded control systems that allow for a multitude of ancillary services as well as peak shaving and power shifting.

The Company's VCHARGE system uses patented battery technology and vanadium electrolyte processing and purification methods to provide a fully integrated renewable energy storage system comprised of power conditioning, system control and thermal management subsystems.

VRFBs can be preferred for use over non-vanadium-based LDES applications in densely populated and risk sensitive areas as the electrolyte solution used in VRFB is non-volatile, as it is neither flammable nor explosive as a result of its high-water content. VRFBs also have a comparatively long-life cycle due to the non-degrading properties of vanadium. The applications of the VRFB system include, but are not limited to:

- Renewable Integration: Enabling the shift of renewable generated electricity to align with consumer demand by storing and delivering clean energy to consumers or businesses when the renewables are otherwise not producing power.

- Utilities/Grid Optimization: Storing energy when electricity lines, substations, and other equipment have excess bandwidth and then discharge to handle power quality and ancillary services, which allows for delaying or avoiding upgrades of T&D assets.

- Microgrids: Providing microgrids and island energy systems with a reliable source of clean energy, potentially enabling a full transition away from conventional generation with fossil fuels. VRFBs also provide a source of power for microgrids when access to neighboring grids is unavailable.

- Commercial and Industrial Energy Independence: Enabling a transition away from conventional fossil fuels utilizing long-duration renewable energy storage integration. VRFB systems can serve as excellent surrogates for balancing and reserves of PV and wind integration for commercial and industrial applications.

- EV Charging Integration: Reducing grid demands through ultra-fast 350kW charging. The inherent non-flammability of VRFB systems allows for installation near occupied structures like vehicle service stations, office parks, or parking garages.

The Company is focused on exploring and evaluating potential strategic alternatives in the power generation markets globally.

Sales to Customers

On July 20, 2021, LCE entered into its first battery sales contract with EGPE to deliver a 5 hour 6.1 MWh VCHARGE VRFB system for a project in Spain. In the fourth quarter of 2022, LCE continued to make significant progress on the delivery under the EGPE contract, which remains a priority focus. As at the date of this AIF, all the hardware has been installed. The last six of 12 necessary electrolyte storage containers were shipped in early 2023. LCE's Field Service team was on site in the first quarter of 2023. LCE completed phase 1 hot commissioning of the VRFB system in the fourth quarter of 2023 and phase 2 hot commissioning is expected to be completed in the third quarter of 2024.

Long-term service of LCE's VCHARGE system will be provided by LCE's team of engineers and project managers under a long-term services agreement. Depending on the location of a project, some technical aspects of the long-term service may be performed by local service providers, as agreed with the VCHARGE system customer, and in accordance with LCE's policies, procedures, and best practice. Under the Safekeeping Agreement with LPV, whereby the Company has agreed to provide for the management and safekeeping of the physical vanadium owned by LPV, the Company has the right to lease available LPV-owned vanadium to VRFB customers upon certain conditions (including that associated conversion costs between electrolyte and powder/flake requirements be borne by the Company), thereby lessening the cost of in-battery vanadium electrolyte for such customers.

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Production and Services

LCE has a manufacturing and test facility in Wilmington, MA, with a potential capacity of 1.4GWh per year. LCE is currently purifying electrolyte and building stacks at its Wilmington facility. Battery stacks produced at the LCE facility will be transported to the project site, with other components sourced from regional/local suppliers.

Components

LCE's products are reliant on the availability and cost of a variety of components. LCE is at a unique advantage as it is able to readily access high-quality vanadium given Largo's position as one of the world's largest high-quality vanadium producers. This is of crucial importance given the small size of the global vanadium market.

Other key components are sourced from external providers based on quality, availability and price. Such components include, but are not limited to, sulphuric acid, transformers, reclosers, inverters, and electrolyte tanks. Where possible, LCE plans to enter into long term agreements to secure predictable supplies of key inputs. As noted above, under the Safekeeping Agreement with LPV, the Company has the right to lease available LPV-owned vanadium to VRFB customers, on certain conditions, thereby lessening the cost of in-battery vanadium electrolyte for such customers.

Intangible Properties

LCE holds issued and pending patents and licenses for the technology underlying its products in key jurisdictions such as the United States, Europe, Japan, Russia, China, and Japan, which are kept in good standing. The majority of such patents are valid for 20 years from the date of filing.

Economic Dependence

LCE's VCHARGE system incorporates patented technology for which LCE holds a license and is required to make a royalty payment of 7.5% of the net sales price for each VRFB system using the licensed technology sold after January 1, 2022. LCE is required to pay a royalty of $120 per kilowatt capacity of a licensed product until such time as the licensed patents expire or are abandoned, and $60 per kilowatt thereafter.

Specialized Skill and Knowledge

All aspects of the business of the Company require specialized skill and knowledge. In connection with its vanadium production and sales business, such skill and knowledge include the areas of geology, drilling, logistical planning, engineering, construction, mine operations, metallurgical processing, environmental compliance and accounting.

The Company's VRFB business is highly dependent on specialized professionals including, without limitation, engineers with the necessary experience and knowledge in the LDES sector to be able to successfully develop, implement and maintain the Company's VRFB products in a highly innovative and competitive market. Similarly, the VRFB business is dependent on the ability to attract and retain executives with the requisite knowledge and skill to run and market a VRFB business.

The Company employs or retains a number of technical personnel with relevant experience, education and professional designations, and constantly evaluates the need for additional employees and or consultants with particular expertise.

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Competitive Conditions

The mineral exploration and mining business is a competitive business. The Company competes with numerous companies that have resources significantly in excess of the resources of the Company, in the search for (i) attractive mineral properties; (ii) qualified service providers and labour; (iii) equipment and suppliers; and (iv) purchasers for minerals produced. The pricing that the Company will receive for V2O5 produced from its projects will be based on global prices and, ultimately, factors that are significantly out of its control. The ability of the Company to acquire additional mineral properties in the future will depend on its ability to develop and operate its present properties, and also on its ability to select and acquire suitable producing properties or prospects for mineral development or exploration. See "Risk Factors - Risks Related to the Business and Operations".

The LDES market is still developing, with new and innovative products frequently coming to the market. Furthermore, the current emphasis on sustainability and the green economy, as discussed elsewhere in this AIF, is expected to lead to large scale growth in this sector. The Company competes against other LDES technologies on the basis of price, functionality, reliability, and safety, amongst other things. LCE is a recent entrant to the market and in the process of establishing itself as a supplier and long-term service provider.

Largo's ability to use electrolyte rented by its customers from LPV in its VCHARGE and VCHARGE+ systems is expected to provide LCE's systems a significant cost advantage. The use of a vanadium-based electrolyte similarly offers advantages over lithium ion-based systems in the form of its ability to scale energy production economically, non-degradation over 25-year life, and nonvolatility of the electrochemistry.

Environmental Protection and Licensing and Permits

The current and future operations of the Company, including development and mining activities and the development, manufacturing, deployment, installation and maintenance of VRFB products, are subject to extensive federal, provincial (or state) and local laws and regulations governing, amongst other things, environmental protection, employee health and safety, exploration, development, tenure, production, taxes, labour standards, occupational health, wastes disposal, greenhouse gas emissions, protection and remediation of environment, reclamation, mine safety, toxic substances and other matters. Compliance with such laws and regulations increases the costs of and delays planning, designing, implementation, drilling and developing the Company's properties and products.

In the case of our mining business, the Company is subject to various reclamation-related conditions imposed under federal, provincial, state or local rules and permits in connection with its development and exploration. See "Risk Factors".

Our VRFB business is also subject to environmental legislation and regulations relating to the lifecycle of our VRFB products which influence our development and deployment strategies. The Company helps to reduce the environment, health and safety impact of our products by using a lifecycle approach.

Environmental licences associated with a mining project in Brazil involve the issuance of the relevant licences by a multidisciplinary technical review team appointed by INEMA to review the project. This review team sets terms of reference for the environmental impact assessment ("EIA") and the Relatório de Impacto Ambiental ("RIMA"), an environmental impact report. The RIMA summarizes the full impact assessment so that it can be reviewed by the public. See "Risk Factors - Risks Related to Brazil".

Marketing and Distribution

Vanadium Sales

Global supply of vanadium is relatively concentrated and is not readily sold on global marketplaces. Benchmark prices are generally based on the Fastmarkets Metal Bulletin or CRU. However, due to the supply and demand characteristics of vanadium, pricing is often difficult to ascertain and is subject to wide fluctuations, see "Risk Factors - Risks Related to the Business and Operations - Our business is highly dependent upon the price of V2O5 and FeV and our ability to produce V2O5 and FeV at the required customer specifications". Global demand for vanadium is not as robust as compared to other minerals and so the marketing of vanadium products and the identification of key consumers and markets is critical to the distribution and sale of vanadium.

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During 2023, the price of V2O5 in Europe ranged from $5.10 to $11.10 per pound and, as at March 15, 2024, the range posted by Fastmarkets Metal Bulletin was $5.10 to $7.00 per pound.

With the termination of the Offtake Agreement, the Company is responsible for the marketing and distribution of all vanadium production including VPURE Flake, VPURE+ Flake and VPURE+ Powder.

Ilmenite Sales

Ilmenite pricing is very dependant on its quality and recognition in the market. Publications such as FerroAlloysNet offer more than 15 prices for this commodity in China according to TiO2 content and origin. During its ramp-up phase, Largo production and commercial teams are working closely with end-users to maximize the value of its production.

In January 2024, the Company delivered its first commercial sale of ilmenite. The transaction was based on FOB Brazil terms and shipped in containers. Going forward, the Company expects to optimize its logistics operations and costs with break-bulk shipments as well as local deliveries.

Our commercial team, operating under Largo Ireland (including its branch in Zug, Switzerland), Largo USA and LVMSA, have successfully built out the Company's global sales capacity for all vanadium products having sold 10,396 tonnes (inclusive of 929 tonnes of purchased material) of V2O5 equivalent in 2023. Mr. Paul Vollant, Chief Commercial Officer of Largo, relocated from Ireland to Switzerland in the first quarter of 2022 and is tasked with leading and implementing the Company's global sales and trading strategy. Ms. Bianca Stiles, Commercial Manager, is based in the USA and is tasked with supporting this global effort, with a focus on the American market.

The vanadium sales cycle commences in the fourth quarter of the year coincident with the main industry conferences in Europe and the United States. The Company intends to commit the majority of its anticipated annual vanadium production to annual sales contracts with remaining vanadium production being committed to spot sales. The Company has commitments for close to 80% of its 2024 planned vanadium production.

VRFB

Demand for long duration energy storage is fast-growing as governments and large organization push for net zero goals. While there are currently approximately 800 MWh across almost 200 VRFBs installed globally, according to Vanitec, long duration energy storage has the potential to be scaled up to 85-140 TWh by 2040 if 10% of all electricity generated would need to be stored in long duration energy at some point. (McKinsey & Company, 2021). VRFBs have emerged as a viable long duration (> 4 hour) renewable energy storage system and are considered a cost competitive alternative to lithium-ion technology with their safe and continuous energy storage over a 20+ year life cycle with zero degradation.

Principal markets of the VCHARGE system are expected to be North America and Europe in the near to medium term. LDES systems are being solicited by utility companies and developers in both regions as they seek to incorporate higher percentages of renewable energy assets onto the electricity transmission systems. Commercial and industrial customers seeking to improve resiliency, power quality, and flexibility while meeting ESG goals have also begun to look to VRFB solutions that have long asset life and non-volatile energy components. Microgrids continue to seek LDES as strive to achieve 100% renewable energy targets and cope with the intermittency inherent in the power production asset class.

The Company is focused on exploring and evaluating potential strategic alternatives in the power generation markets globally.

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Maracás Menchen Mine

The terms of reference for the Maracás Menchen Mine EIA/RIMA included a social impact, alternatives, and archaeological assessment, in addition to the basic physical and biological environmental impact assessment. Generally, the following licences are issued by INEMA in order to bring a mine into production in the State of Bahia:

  preliminary license ("LP")
  installation license ("LI")
  preliminary operating license ("LPO")
  operating license ("LO")

The LP is granted in the preliminary planning phase of a project or activity and it approves the location and the environmental impact assessment of a project, attesting to its environmental feasibility and determining the basic requirements and conditions to be observed in the subsequent permitting stages. Issuance of the LP allows the rest of the licensing process to proceed, and the EIA and RIMA are completed during this process. The LP involves the participation of the public and any non-government organization who wish to participate through public hearings. For the Maracás Menchen Mine, INEMA, the Bahia state environmental agency, hosted these meetings in February 2009 in Maracás and Porto Alegre, which are two towns located in the vicinity of the project site. Following this, INEMA submitted the project to CEPRAM who at their April 2009 monthly meeting endorsed INEMA's recommendation that the LP be granted. The LP is a very critical step in the environmental permitting process and concludes the active participation of the public.

The LI is granted so that a project or activity can be installed or constructed, in accordance with the specifications presented and subject to further conditions so as to mitigate and compensate any negative impacts. The LI involves an approval process involving only Largo and the government agencies noted above. The process includes the submission of more detailed information regarding the project and a detailed description of the proposed environmental management system that was outlined in the LP documentation previously submitted.

The LO is granted for a project or activity to commence the operational phase subject to further conditions. The LO is granted during the final stages of commissioning and involves a site inspection by INEMA to confirm that the project has been constructed as planned and in accordance with the LI. For the Maracás Menchen Mine, Largo received its LP and LI, respectively, on May 13, 2009 and October 20, 2011. In May of 2014, Largo was granted its LPO for the Maracás Menchen Mine. The LPO is issued following completion of commissioning and prior to issuance of the LO for the project. The Company received the LO for the Maracás Menchen Mine in November 2014 which indicates that the plant was built, and was operating, according to its design specifications and environmental guidelines. The LO is valid for 2 years at which time it may be renewed for extension within 6 months of the LO's expiry date for an additional 2-5 years.

The LO was renewed in October 2018, valid until October 6, 2020. The renewal process commenced within the legal timeframe established by the environmental agency of the State of Bahia, in May 2020; however, due to the COVID-19 pandemic, INEMA was unable to visit the Maracás Menchen Mine. INEMA is currently in the process of reviewing the information submitted. A formal letter from INEMA addressed to Largo confirmed that the LO has been automatically extended until INEMA completes its review and inspection process. Meetings have been held (2022 and 2023) and recent discussions with INEMA's representatives indicate that a field inspection will occur in 2024, and the Company expects that the renewed LO will be issued shortly thereafter.

Employees

The Company and its material subsidiaries have approximately 533 persons on staff, working full time as either employees or on a consulting basis, and have also retained service providers in Brazil who deploys approximately 1,033 additional persons. The Company also retains geologists, engineers, and other consultants on a contract basis as required. The Company has not experienced, and does not expect to experience, significant difficulty in attracting and retaining qualified personnel. However, no assurance can be given that a sufficient number of qualified employees can be retained by the Company when necessary. See "Risk Factors - Risks Related to the Business and Operations".

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Foreign Operations

At present, the Company's operating facilities are located in Brazil and the United States and its sales and trading functions are located in Ireland, Switzerland and the United States. Consequently, the Company is at the date of this AIF dependent on its foreign operations. See "Risk Factors - Risks Related to Brazil".

Social and Environmental Policies

The Company has adopted a People and Human Rights Policy (the "Human Rights Policy"), which articulates our responsibility to respect all human rights in line with the UN Guiding Principles on Business and Human Rights.

The Company has also adopted a Safety, Environmental and Social Responsibility Policy (the "SESR Policy"), which is applicable to our directors, officers, employees, consultants, and contractors. The SESR Policy outlines our expectation that Largo's business will be conducted in a safe and environmentally friendly manner, reflecting our high standards of corporate social responsibility. The SESR Policy is reflected in the development and application of procedures and standards with our organization.

Copies of the Human Rights Policy and SESR Policy are available at www.largoinc.com.

Material Project - Maracás Menchen Mine

Technical Report

At present, the only material project of the Company for the purposes of NI 43-101 is the Maracás Menchen Project. The Company plans to continue mining at the Campbell Pit and based on significant exploration and engineering work anticipates bringing the GAN and NAN deposits into the overall mine plan in the coming years. The Company will continue to mine for V2O5 as its primary metal but plans to also process non-magnetic concentrates from the V2O5 process stream to produce ilmenite for further processing to TiO2 pigment. The Company intends to extend and increase production at the Maracás Menchen Project by developing the NAN and GAN deposits scheduled to begin mining operations when the Campbell Pit is depleted in 2032. The GAN and NAN deposits are expected to extend the mine life of the Maracás Menchen Project to 2041.

The Technical Report was prepared for the Company by GE21. The Technical Report is available under the Company's profile on SEDAR+ at www.sedarplus.com, on www.sec.gov, and on the Company's website at www.largoinc.com.

The following information is based, in part, on the Technical Report. Non-material updates since the date of the Technical Report are based on the Company's previously filed financial statements and MD&As. Readers are encouraged to review the complete text of the Technical Report. A full list of references cited by the authors are contained in the Technical Report. Porfírio Cabaleiro Rodriguez, Mining Engineer, BSc (Min Eng), FAIG, Guilherme Gomides Ferreira, BSc (Min Eng), MAIG, Marlon Sarges Ferreira, BSc (Geo), MAIG, Fabio Valério Câmera Xavier, Geologist, BSc (Geo), MAIG of GE21, are the Qualified Persons as defined in NI 43-101 responsible for the Technical Report and are all independent of the Company.

Project Description, Location and Access

The Maracás Menchen Mine is a high grade, open pit vanadium mine located in the state of Bahia, Brazil that began producing V2O5 flake in the third quarter of 2014 and started to produce ilmenite concentrate in the second quarter of 2023. The Maracás Menchen Mine currently produces a vanadium/titanium ore from an open pit called Campbell Pit. The Campbell Pit produces V2O5 rich ore which is sent to an on-site processing plant which produced 9,681 tonnes of V2O5 and 10,020 tonnes of ilmenite concentrate in 2023. Technical work has elevated GAN and NAN deposits to reserve level and they have been included into the life of mine plan that gives the overall project an anticipated life to 2041. The NAN and GAN deposits will also be open pit deposits mined for both vanadium and titanium once brought onstream in 2032 when the Campbell Pit is depleted. The same Technical Report contemplates a four phased approach to become a vanadium and titanium producer. The ilmenite concentration plant (the "Ilmenite Plant") is part of the first phase, and the subsequent phases includes the building of a TiO2 pigment plant (the "Pigment Plant") and the expansion of the ilmenite and pigment plants to a maximum capacity of 300,000 tonnes per year of ilmenite concentrate and 100,000 tonnes per year of TiO2 pigment. See "Description of the Business - Three-Year History - Operations".

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The Maracás Menchen Project is located within the greater municipality of Maracás in the eastern Bahia State, Brazil, and lies approximately 250 km southwest of the city of Salvador, the capital of Bahia. Access to the Maracás Menchen Project is via paved secondary road from the main coastal highway to the town of Maracás (350 km) and then a further 50 km via secondary highway and gravel road to the mine site. Access to water, the electrical power grid and railroad is within reasonable distance, and a trained workforce and local unskilled labour is available within the State of Bahia, the country of Brazil and the town of Maracás.

The property consists of eighteen (18) concessions totalling 17,690.5 hectares, and all permits are owned 100% by LVMSA, which is controlled 99.94% directly and indirectly by Largo. Of this total, LVMSA controls two mining permits of 1,000 hectares each, and one exploration permit (977.20 hectares). Largo controls the remaining fourteen exploration permits and final mining permit (1,713.88 hectares). All concessions are in good standing and there are no underlying royalty payments to any private entities. Companhia Baiana de Pesquisa Mineral ("CBPM"), an entity owned by the Bahia State Geological Survey, owns the underlying minerals rights to most of the project area, with the exception of NAN which is owned by LVMSA. The properties are subject to the following royalties:

Deposit	Royalty Holder	Royalty or Fee
Campbell Pit	CBPM	3% of net revenues of vanadium products and ilmenite concentrate (sales revenue less taxes)
	Anglo Pacific PLC	2% net smelter royalty on vanadium products and ilmenite concentrate (sales revenue less taxes, CFEM and CBPM)
	CFEM	2% fee on concentrate production (vanadium) and 2% of net revenues on ilmenite concentrate (sales revenue less taxes)
Gulçari A Norte (GAN)	CBPM	3% of net revenues on vanadium products and ilmenite concentrate (sales revenues less taxes)
	Anglo Pacific PLC	2% net smelter royalty on vanadium products and ilmenite concentrate (sales revenues less taxes, CBPM and CFEM)
	CFEM	2% fee on concentrate production (vanadium) and 2% of net revenues on ilmenite concentrate (sales revenue less taxes)
Novo Amparo Norte (NAN)	CFEM	2% fee on concentrate production (vanadium) and 2% of net revenues on ilmenite concentrate (sales revenue less taxes)

Otherwise, the mining rights are free and clear of mortgages, encumbrances, prohibitions, injunctions and litigation.

Exploration licences are granted by the National Mining Agency ("ANM") based on an approved plan for a period of one to three years, with an option to extend for an additional three years. Annual fees of R$3.29 per hectare are paid on the first term and R$5.00 per hectare are paid on the second term. Once the exploration plan is completed, the licensee must submit a final exploration report and if the report is approved, they have up to one year to apply for an extraction licence. Once ANM has approved the final report carried out under the exploration licence the applicant moves to an extraction licence application. The extraction licence describes the details of an economic analysis of the project including environmental impacts, methods of operation and a plan for mine closure. Once approved by the ANM, exploitation permits are granted. Royalties are then payable to the government on products mined.

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Largo reports that, to its knowledge, there are no existing permitting, environmental liabilities or other significant factors that would affect title or access with respect to the Maracás Menchen Mine.

History

Over the past 40 years, the Maracás Menchen Project has undergone several phases of exploration and economic evaluation, including geophysical surveys, prospecting, trenching, diamond drilling programs, geological studies, resource estimates, petrographic studies, metallurgical studies, mining studies and economic analyses. These studies have advanced the Maracás Menchen Project to its present status of an operating mine.

Exploration of the Rio Jacaré Sill by geologists of the CBPM initiated in 1980 during a regional geological survey and resulted in the discovery of VTM occurrences on what is now the Maracás Menchen Mine. Additional geological mapping, geochemistry, geochemical surveying, pitting, trenching and limited drilling was completed by CBPM.

In 1984 the CBPM formed a joint venture with the Odebrecht Group ("Odebrecht") who took over exploration of the project area and over the subsequent six years completed extensive geological and technical work. This work resulted in Odebrecht owning 93% of the project. In the early 1990's Odebrecht formed a 50/50 joint venture with CAEMI (Vale) with the intent of bringing additional mining, metallurgical and marketing expertise to help advance the project. Substantial work including diamond drilling, metallurgical studies, resource calculations and mine planning were carried out and numerous prefeasibility, feasibility and marketing studies were completed culminating in a 1999 Economic Update Report. In 2006, Largo (through LVMSA) signed an option agreement with Odebrecht and Vale for the Maracás Menchen Project giving Largo the right to acquire a 90% interest in the project. In 2012, Largo exercised the option and acquired the interests of both Odebrecht and Vale resulting in LVMSA owing 99.94% of the Maracás Menchen Project.

Geological Setting, Mineralisation, and Deposit Types

The Rio Jacaré Sill (the "RJS") is a mafic-ultramafic intrusion, which hosts the Maracás Menchen Project vanadium mineralisation, and is located in the south-central part of Bahia state in northeastern Brazil. It lies within the Archean São Francisco craton, which in this area is composed of the Contendas-Mirante Complex and the Gavião and Jequié blocks. The RJS is located on the eastern edge of the Contendas-Mirante supracrustal sequence, which forms a large anticlinorium trending approximately north-south. The supracrustal rocks are located between the early Archean Gavião block to the west, which is composed predominantly of tonalite-trondhjemite granodiorite, and the Archean Jequié block to the east, which is composed predominantly of charnockite and enderbite intrusive rocks with strong calc-alkaline affinities and granulite facies metamorphic rocks. The Contendas-Mirante sequence is thought to be younger than the adjacent Gavião and Jequié blocks and consists of an Archean basal volcanic unit overlain by a Paleoproterozoic member containing flysch and metavolcanic rocks that are overlain by a clastic member.

The RJS is composed mainly of gabbro. The intrusion has been described previously as a sill intruded into the volcanic rocks of the lower unit of the Contendas-Mirante gneissic complex. However, the RJS is fault bounded to the east and west, and therefore, its contacts with both the Contendas-Mirante sequence and Jequié block are tectonic.

The RJS is a linear, sheet-like structure that strikes N 20o E and dips approximately 70° to the east. The intrusion has been identified over a length of 70 km and has an average width of 1.2 km. The Campbell Pit contains the largest concentrations of vanadium-rich magnetite known on the property to date. This deposit crops out over an area of approximately 400 m along strike, up to 150 m width and is known to extend to approximately 350 m vertical depth, where it remains open. The Campbell Pit has been disrupted by northwest-southeast faulting. It is composed of magnetite grading into magnetite-rich pyroxenite, pyroxenite, and then gabbro which contains layers or lenses of magnetite-bearing pyroxenite that are sometimes sheared. The main magnetite body is on average about 25 m thick and thins to the south.

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Within the Maracás Menchen Project the RJS can be traced for at least 10 km underlying the exploration permits north of the Campbell Pit. Six known VTM deposits including the Campbell Pit, GAN, São José ("SJO"), Novo Amparo ("NAO") and NAN (collectively the "Near Mine Targets" or "NMT", also referred to as 'Satellite Deposits' in the Technical Report) have been identified within the intrusion. The RJS can be traced a further +25 kilometres south of Campbell Pit and Largo controls much of this area with additional exploration permits. Numerous targets of interest have been identified in the "South Block" exploration area and the Company is systematically reviewing and exploring these areas.

The NMT are also defined as VTM deposits and bear many of the same features of the Campbell Pit. The deposits consist of magnetite closely associated with pyroxenite layers and hosted in gabbro. The magnetite layers have widths between <5 to +13 m and lengths of up to 250 m, with the layers being locally truncated or offset by faulting. Titanium rich layers have been identified throughout the stratigraphic sequence.

Based on extensive drill programs in 2018, 2019 and 2020, re-logging of holes from historical drilling campaigns, geological mapping and geophysical signatures, the RJS was interpreted as similar to tube/funnel transition "Eagle/Kalatonke Type" mafic to ultramafic layered intrusion, a pathway stagnated magmatic chamber with periodical injections of magma denominated as magmatic cycles. Cycles are divided according to the phase stratification of the mineral magnetite. Processes such as fractional crystallization and magma mixing are highlighted as the main drivers to changes in parameters such as pressure and oxygen fugacity, which provided for the formation of known mineralisation.

In total, 10 magmatic cycles have been identified in RJS, in response to successive magma inputs in an open system (cycle C1 to cycle C10). Cycles C1 to C3 appear to be restricted to the Campbell Pit, where more robust layers of magnetite and ultramafic rocks were formed. These layers are currently being mined in the GAN (Campbell Pit) deposit. Cycles C4 to C10 have been defined to the north and south beyond the Campbell Pit, with successive layers of magnetite associated with mafic rocks such as magnetite-gabbro, gabbro to anorthosite. These layers give rise to the deposits called NMT in the RJS. This genetic model may also explain the higher levels of vanadium in the GAN deposit, associated with more primitive magmas richer in vanadium metal. Elevated TiO2 values appear to be associated with the higher stratigraphic levels of the overall complex. Titanium is incompatible within the magnetite crystal structure enriching the residual magma.

Sulphides account for up to 1% of the rock in the magnetite. The major phases are chalcopyrite and pentlandite with only very minor pyrite and pyrrhotite. High platinum and palladium ("PGM") values have been found in the magnetite zones in the RJS. The association of PGM enrichment with magnetite layers in the RJS has similarities with the Rincón del Tigre, Skaergaard and Stella Complexes as well as the Bushveld Complex.

Exploration

Exploration was undertaken by several parties prior to Largo's engagement in 2006. This work consisted of geological mapping, sampling, trenching, drilling, resource modelling and a series of metallurgical testing and resource studies culminating in several pre-feasibility and feasibility studies.

Beginning in 2007, Largo carried out significant geological work and interpretation over the project area, including check assaying and relogging of historical drill core where available. The entire property has been covered by 175 line-km of line cutting. The grid lines are 2.5 km long and oriented east-west with 100-m line spacing and 25-m stations along the lines. This line cutting work was done to facilitate geological mapping, sampling and ground geophysical surveys (magnetic and induced polarization). Geological mapping was done at a scale of 1:2,500 over the entire property concentrating on favourable areas that had a limited amount of information. This work was completed to gain a better understanding of the area's potential prior to conducting further drill testing.

Ground magnetic surveying (175 line -km) was completed over the entire property and total of 136 line-km of induced polarization surveying was completed on the property to help define magnetic horizons within the RJS. Geophysical surveys were important during the early work to define targets for future drilling.

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Data compilation, re-logging and additional resampling of previously drilled holes (1981 to 1986) were undertaken. This work was done to correlate the lithologies between holes and from section to section, and to test the platinum and palladium potential of the deposit to better understand the geological setting.

Exploration has resulted in significant opportunity to advance the NMT to host Mineral Resource estimates in support of the overall mine complex and long-term mine planning.

Ongoing exploration is conducted at the Maracás Menchen Project with the primary goal of supporting mining activities and increasing estimated Mineral Resources and Mineral Reserves available for mining. All existing exploration information is being compiled into comprehensive 3D models to allow for evaluation and prioritization of exploration efforts.

Exploration work to date has led to a better understanding of the geology and controls on mineralisation with the RJS. The Company now has a strong understanding of the distribution of mineralised cycles in the area immediately to the south and to the north of the Campbell Pit. South Block exploration is at a relatively early stage, but the understanding gained to this date will positively impact exploration planning and execution in future years. Exploration work to date has identified numerous cycles within the RJS that host both vanadium and titanium mineralisation up to 25 km south of the Campbell Pit.

Drilling

Mineral Resources and Mineral Reserves are estimated based on information from surface drill holes. Prior to Largo's activity at the Maracás Menchen Project, previous operators had drilled 53 diamond drill holes (5,153 metres) on the GAN deposit (Campbell Pit), and 13 diamond drill holes (661 metres) on targets within the overall mine property. Largo completed four exploration drill campaigns at the Maracás Menchen Project (2007, 2008, 2011-2012 and 2017) with 57 drill holes (14,634 metres) at the Campbell Pit including 103 drill holes (12,960 metres) defined as infill for resource development, a further 91 drill holes (20,348 metres) targeting the NMT deposits and 4 drill holes (629 metres) targeting South Block anomalies. In 2018, the Company undertook an in-fill pit drilling program of 31 holes (2,323 metres) designed to further identify and delineate 2 to 3 years of mining at the Campbell Pit. In the same year Largo drilled 24 holes (4,223 metres) at NAN to advance the deposit and drilled 14 holes (2,219 metres) on targets in the South Block. In 2019, the Company completed 5 holes (1,925 metres) testing depth potential of mineralisation below the expected pit shell at the Campbell Pit and 123 drill holes (17,930 metres) at the NMT deposits is support of resource estimation. Exploration work continued in 2020 with 18 holes (4,755 metres) drilled at the Campbell Pit as a continuation of the deep drilling program and to better define lateral extents of mineralisation. That same year 107 drill holes (20,010 metres) were completed on the NMT deposit, dominantly at the NAN and GAN deposits to aid in resource development. In 2021 the Company completed 57 drill holes (8,838 metres) across the Maracás Menchen Project area. Most work was focused at the Campbell Pit with an in-fill drill program of 26 drill holes (2,248 metres) in advance of a new short-term mine plan model and 7 drill holes (2,337 metres) continuing depth and lateral extension drilling. A limited number of holes were drilled at the NMT. In total 8 drill holes (1,998 metres) were drilled in support of the Technical Report and testing geophysical anomalies east of the Campbell Pit. Drilling concluded in 2021 with 15 drill holes (2,255 metres) testing two targets in the South Block.

In 2023, the Company completed 59 diamond drill holes (17,876.4 metres) at the Maracás Menchen Project and 141 Reverse Circulation (RC) drill holes (7,736 metres) of in-fill drill program. From the total of diamond holes, 33 holes (8,173.7 metres) were at the South Block, 21 holes (7,869 metres) at the NMT and 5 geotechnical holes (1.833.7 metres) at the Campbell Pit.

Drilling has allowed the Company to advance both the GAN and NAN deposits into the overall mine plan and has led to the conversion of significant tonnes of mineralisation into both mineral resource and reserve categories for future mine planning. Other NMT (SJO and NAO) are currently in the process of being modelled for resource updating. The drilling indicates both deposits can be traced along strike over distances from 500 to +700 m. Both targets have intersected mineralisation to depths of +150 m below surface. In the South Block, limited drilling has been completed and work continues to better understand the various cycles of mineralisation and their relationship to the well developed model at the Campbell Pit and the NMT. To date, the results indicate that numerous potential targets for additional drilling exist and future work will focus on developing these prospective areas.

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For additional information on more recent drilling carried out on NAN see "Description of the Business - Exploration, Development, and Production".

Sampling, Analysis, and Data verification

Several periods of diamond drilling by different operators have resulted in somewhat varying sampling procedures. The actual sampling method carried out by CBPM (1981 and 1983) is not known, but during visits to the core facility it was observed that the core had been carefully half cut with all holes available for inspection. Clearly marked sample intervals were evident in all core boxes and it was concluded that sampling had been carried out in a very professional manner.

Drill core sampling during the Odebrecht period was also completed in accordance with industry standards and half sawn core was carefully logged and sampled. Sampled core was secured and shipped via commercial trucks to SGS GEOSOL Laboratorios Ltda. ("SGS") (1983-1987) and Paulo Abib Engenharia S.A. laboratory (1985 to 1987) both located in Belo Horizonte. In total, 1,675 core samples were analysed at SGS and Paulo Abib Engenharia. Samples were analysed for FeO, Fe2O3, SiO2, TiO2 and V2O5.

In 2006 and 2007, Largo undertook an extensive program of core relogging and sampling. Largo personnel collected quarter cut drill core samples which were then placed into sealed plastic bags with corresponding sample tags. Samples were shipped via company trucks to Salvador where they were handed over to a commercial trucking company for shipment to SGS in Belo Horizonte. Analytical quality control utilized by Largo included the insertion of blanks, referenced material samples and duplicates on a regular basis for all batches submitted for analysis. CBPM and Odebrecht sample pulps remain available to Largo.

All sample preparation and analysis of drill core from the 2006/2007 resampling program and all Largo directed drill programs were performed by SGS in Belo Horizonte, Brazil and Lakefield Ontario, Canada. During infill drilling at the Campbell Pit in 2012, both SGS in Belo Horizonte and Intertek in Cotia, Brazil were used for sample preparation and analysis. Samples were analysed for FeO, Fe2O3, SiO2, TiO2 and V2O5 by the XRF method and for platinum and palladium by 50 g fires assay at SGS. This was modified to a 20 g fire assay for the 2007 and later drill programs. SGS "complies with the requirements of the international standards ISO 9001:2000 and ISO 14001:2004 for chemical analysis and geochemistry of soils, rocks and ores" (SGS Minerals, 2006). Intertek also complies with ISO 9001:2008 for chemical analysis and geochemistry of soils, rocks and ores.

In 2015 Largo initiated Davis Tube test work to improve their understanding of vanadium in the ore at the Campbell Pit. This work was used to determine the magnetic percentage and the SiO2 and V2O5 grades in the magnetite concentrate. This work was completed by SGS. In total, 7,567 pulp samples collected from previous drill programs were analysed. A pulp duplicate, and one certified standard were inserted into every 40 sample batch.

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Data verification work completed by Largo and Micon has led to confidence in the database compiled by the original owners of the property. Largo's ongoing quality assurance and quality control program has also led to confidence in the newly generated data.

In 2018-2019, Largo engaged SGS for all drilling and sampling preparation and analytical services.

In 2020, Largo engaged ALS Global Brazil, based in Belo Horizonte for all sample preparation and analytical procedures. ALS Global Brazil operates under ISO 17025 quality management system. To generate a greater density database for the Campbell Pit, NAN and GAN block models ALS was also contracted to pycnometer density tests.

In 2021, Largo re-engaged SGS for all sample preparation and analytical procedures. SGS is an ISO 9000-2001 certified laboratory.

In 2022 and 2023, Largo engaged SGS, based in Vespasiano, for all sample preparation and analytical procedures related to our exploration targets and used Largo's internal certified laboratory (ISO 9001:2015 and Iron Ore Analyses Proficiency Testing by CSIRO) for all sample preparation and analytical procedures for our in-fill drilling program.

Mineral Processing and Metallurgical Testing

The original vanadium process design was based primarily on the metallurgical test work performed by SGS in 2007, a study undertaken by IMS Processing plant in 1990, a feasibility study completed by Lurgi in 1986, a metallurgical study performed by Rautaruukki Oy Research Centre between 1987 and 1989, and the detailed technical study produced by Engenharia e Consultoria Mineral S.A. (ECM) in 1990. A list of metallurgical and process technical and economic references can be found in Section 13.2 of the Technical Report.

Test work was undertaken by SGS between April and November 2007 to investigate the recovery of vanadium from the Maracás Menchen Project mineralisation. This program included mineral processing investigations using magnetic separation to recover vanadium contained in magnetite and hydrometallurgical extraction using roasting, leaching, precipitation and calcining to produce an intermediate vanadium oxide product. Additional SGS test work was undertaken in 2012 to investigate beneficiation recoveries and concentrate analyses for the additional ore-bodies included in the expanded plan presented in the Technical Report.

Pilot scale testing was undertaken by Largo in 2010 to test bulk samples of high grade and low-grade ore with respect to recovery and leaching performance.

After completion of the Definitive Feasibility Study ("DFS") in 2010, at the request of the financing bank's technical consultant, a pilot scale program was initiated to prove the viability of producing V2O5 from the Maracás Menchen Project ore and to confirm the process data reported in the feasibility study. Test work was done at Fundação Gorceix and involved obtaining a sample of the Maracás Menchen Project ore, beneficiating the ore to produce a V2O5 concentrate and then roasting the concentrate in a kiln to convert vanadium into a soluble form.

The roasted concentrate was then leached in water to produce a vanadium solution that was further processed through desilication and ammonium metavanadate ("AMV") precipitation steps. The AMV thus produced was then analysed and calcined at SGS to produce V2O5. The complete process route has been described in the DFS.

It was not possible with available facilities to pilot the production of V2O5 and Ferrovanadium from AMV. Since these are state of the art technologies utilized by major Ferrovanadium producers their exclusion from the pilot program was considered acceptable as long as the AMV produced was of acceptable quality.

Between 2019 and 2021, Largo undertook significant metallurgical recovery and process work on the titanium present in the deposits. This work showed that titanium in all deposits is associated with ilmenite making it possible for recovery. Advanced tests were carried from March to October 2020 at the SGS laboratory in Belo Horizonte and the LVMSA laboratory under the direction of Largo personnel for the titanium bearing mineralisation at the Campbell Pit. The titanium process material is the non-magnetic material rejected from the vanadium concentration process and so it is easily incorporated into the current mineral processing flowsheet at the Maracás Menchen Project. Test results showed that ilmenite, a by-product of the magnetic concentrate process for the V2O5 ore material, could be successfully concentrated and further processed to produce an acceptable TiO2 pigment product.

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Testing at NAN for both vanadium and titanium recovery were carried out by SGS laboratory in Belo Horizonte and the LVMSA laboratory at the mine site from March 2019 to June 2020. Results for both V2O5 flake recovery, ilmenite concentration and TiO2 pigment processing were positive. Like the Campbell Pit, titanium is concentrated in the non-magnetic reject of the standard vanadium concentration process.

Metallurgical test work for both vanadium and titanium recovery on the GAN deposit was undertaken by MinPro Solutions, Technological Characterisation Laboratory at the University of Sao Paulo and the LVMSA laboratory from June to November 2020. Similar to the Campbell Pit and NAN deposit, test results showed excellent recoveries of V2O5 flakes and recovery of ilmenite and further processing of the TiO2 pigment could be achieved.

Mineral Resources and Mineral Reserve Estimates

On November 3, 2021 Largo disclosed Mineral Reserve and Mineral Resource estimates with an effective date of October 10, 2021 in a report titled An Updated Life of Mine Plan ("LOMP") for Campbell Pit and Pre-Feasibility Study for NAN and GAN Deposits, Maracás Menchen Project, Bahia, Brazil, prepared by GE21. The full Technical Report was filed on SEDAR+ on December 20, 2021.

The Mineral Resources for the Campbell Pit are estimated from drill core information stored in a secured central database and were evaluated using a geostatistical block modelling approach. A three-dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. A block size of 5 m E by 5 m N by 5 m RL was selected. The "percent" block modelling technique was used to represent the volume of the interpreted wireframe models. Sufficient variables were included in the block model construction to enable grade estimation and reporting.

Mineral Resource estimation for the Campbell Pit was undertaken using ordinary kriging ("OK") as the principal estimation methodology for V2O5. The OK estimates were completed using Gemcom mining software. A cut-off of 0.30% V2O5 head grade and a cut-off 1.0% TiO2 head grade, derived from an economic analysis was used. Mineral Resources were constrained by an economic pit built in Geovia Whittle 4.3 software and limited by geological factors and adopted economic factors from current operations.

Mineral Resources for the GAN and NAN deposits were estimated from drill core information stored in a secured central database and were evaluated using a geostatistical block modelling approach. A three-dimensional block model was generated to enable grade estimation. The selected block size was based on the geometry of the domain interpretation and the data configuration. At GAN, a block size of 10 m E by 10 m N by 5 m RL was selected. At NAN, a block size of 20 m E by 20 m by 5 m RL was selected. The "percent" block modelling technique was used to represent the volume of the interpreted wireframe models. Sufficient variables were included in the block model construction to enable grade estimation and reporting.

Mineral Resource estimation for both the GAN and NAN deposits was undertaken using OK as the principal estimation methodology for V2O5. The OK estimates were completed using Gemcom mining software. A cut-off of 0.30% V2O5 head grade and a cut-off 1.0% TiO2 head grade, derived from an economic analysis was used. Resources were constrained by an economic pit built in Geovia Whittle 4.3 software and limited by geological factors and adopted economic factors from current operations allowing for additional transport costs where applicable. Resources are reported using a long term sales price of $15.60/lb of V2O5 with an additional premium of $5.50/lb for high purity products. TiO2 long term sales price of $7,382/tonne was used in the calculation. The block models incorporate percent magnetics (percent of magnetic minerals in the mineralised rock) and magnetite concentrate grade for V2O5, SiO2 and TiO2. There have been no revisions to the models for our Mineral Resource and Mineral Reserve estimates.

The Mineral Resource estimate for the Campbell Pit has been reconciled for mining depletion as of December 31, 2023 from the original Mineral Resource estimate set out in the Technical Report (refer to Section 14 of the Technical Report for additional details). There has been no active mining at NAN or GAN and so there has been no update to those resources. The Mineral Resource estimates for the Campbell Pit and the NAN and GAN deposits as at December 31, 2023 are presented below.

2023 ANNUAL INFORMATION FORM │ 28

Maracás Menchen Project - Mineral Resource Estimate (Effective Date - December 31, 2023)
Classification		Head		Magnetic Concentrate			Metal Content
	Tonnes (Mt)	%V2O5	%TiO2	%MAG	%V2O5	%TiO2	V2O5 (kt)	TiO2 (kt)
Campbell Pit(2a)(5i)
Measured (M)	12.95	1.18	7.97	31.27	3.13	4.88	153.20	1,031.62
Indicated (I)	2.22	1.01	7.87	28.86	2.74	4.27	22.30	174.56
Total Campbell Pit M+I	15.17	1.16	7.95	30.92	3.07	4.79	175.50	1,206.18
GAN(2b)(5ii)
Measured (M)	12.11	0.49	7.55	17.70	1.88	1.93	59.8	914.5
Indicated (I)	9.25	0.58	8.28	21.13	2.08	2.27	54.1	766.5
Total GAN M+I	21.37	0.53	7.87	19.18	1.97	2.07	113.8	1,681.0
NAN(3c)(5iii)
Measured (M)	17.48	0.70	8.73	23.43	2.38	2.97	122.4	1,526.0
Indicated (I)	5.41	0.74	8.76	23.51	2.48	2.78	40.1	474.1
Total NAN M+I	22.89	0.71	8.74	23.45	2.40	2.92	162.4	2,000.1
Total Maracás Menchen Mine M+I
Measured (M)	42.54	0.79	8.16	24.19	2.47	3.26	335.40	3,472.12
Indicated (I)	16.88	0.69	8.38	22.91	2.29	2.70	116.50	1,415.16
Total M+I	59.43	0.76	8.23	23.82	2.42	3.09	451.70	4,887.28

Campbell Pit Inferred	5.07	0.93	8.19	26.69	2.64	3.99	47.0	415.1
GAN Inferred	4.52	0.64	8.40	22.37	2.15	2.49	29.0	380.1
NAN Inferred	5.90	0.67	7.75	21.01	2.47	2.89	39.5	456.9
Total Maracás Menchen Mine Inferred	15.48	0.75	8.08	23.27	2.43	3.13	115.5	1,252.1

Notes:

1. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

2. The Mineral Resource estimates were prepared in accordance with the CIM Definition Standards using geostatistical, plus economic and mining parameters appropriate to the deposit.

a.        Ordinary kriging inside 5m x 5m x 5m block size.

b.        Ordinary kriging inside 10m by 10m by 5m block size.

c.        Ordinary kriging inside 20m by 20m by 5m block size.

3. Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

4. Cut-off grade of 0.3% V2O5 head was applied to Mineral Resources.

5. Mineral Resources were estimated using the following the economic parameters:

i.  Pit slope angles ranging from 37.5° to 64°. V2O5 long term price of $15.60/lb, with an additional premium of $5.50/lb for high purity product. TiO2 pigment selling price of $7,382/tonne. Mining costs of $1.60/tonne for mineralisation and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 80.5%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 37.9%. General and administrative costs of $0.16/lb V2O5.

ii.  Pit slope angles ranging from 40.0° to 64°. V2O5 long term price of $15.60/lb, with an additional premium of $5.50/lb for high purity product. TiO2 pigment selling price of $7,382/tonne. Mining costs of $1.60/tonne for mineralisation and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 79.2%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 40.25%. General and administrative costs of $0.16/lb V2O5.

iii.  Pit slope angles ranging from 40.0° to 64°. V2O5 long term price of $15.60/lb, with an additional premium of $5.50/lb for high purity product. TiO2 pigment selling price of $7,382/tonne. Mining costs of $1.60/tonne for mineralisation and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 70.0%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 38.25%. General and administrative costs of $0.16/lb V2O5.

2023 ANNUAL INFORMATION FORM │ 29

The overall mine plan includes the processing of ongoing non-magnetic tailings from the ongoing vanadium operation to recover an ilmenite concentrate and then further processing of that concentrate to produce a TiO2 pigment. On this basis, the Company has investigated the opportunity to recover ilmenite from the historical non-magnetic tailing ponds at the mine. The resources contained in the tailings ponds was based on production reconciliation data and topographic surveying of existing ponds. Tailings were systematically sampled every eight hours from the start of production in 2014, and sampling continues under the current operating conditions. The following table outlines the TiO2 Mineral Resources within the current non-magnetic tailing ponds. There had been no processing of this material as of December 31, 2023.

TiO2 Mineral Resources in Non-Magnetic Tailing (Effective Date - December 31, 2023)
Pond	Resource Classification	Volume (km3)	Density (t/m3)	Resource in Stock (kt)	Grade TiO2 (%)	Metal Content (kt)
BNM04	Indicated	1,270.40	1.80	3,048.65	11.35	346.02
BNM02	Indicated	640.30	1.80	1,152.53	11.35	130.81
BNM03	Indicated	521.14	1.80	938.05	11.35	106.47
Total Mineral Resources in Ponds	Indicated	2,431.84	1.80	5,139.23	11.35	583.30

Notes:

1. Stock of "Non-Magnetic concentrate" available in the tailings ponds.

2. Mineral Resource in tailings were estimated based on topographic surveys (primitive data and current data) and validated with monthly processing and reconciliation data.

3. Tailings material data was sampled once every 8 hours, with an average TiO2 content of 11.35%.

4. Recovery is 100% and no dilution was applied to these Mineral Resources.

The mine plan developed in the Technical Report is based on Proven and Probable Mineral Reserves only and is more fully delineated in the Technical Report. Mineral Reserves are reported using a long-term sales price of $7.80/lb of V2O5 with an additional premium of $2.50/lb for high purity products. TiO2 long term sales price of $3,691/tonne was used in the calculation. The ultimate pit design and mine plan was done to optimize the magnetic concentrate to the kiln feed, with non-magnetic TiO2 rich concentrate material directed to the ilmenite concentration plant for processing. The ilmenite concentrate is then transported to the Pigment Plant to produce the final TiO2 product. The open pit Mineral Reserve estimate is based on a mine plan and open pit designs developed using modifying parameters including metal prices, metal recovery based on performance of the processing plant, operating and sustaining capital cost estimates based on the production schedule and equipment requirements. Other factors including; dilution, mining recovery, shipping terms, geotechnical characteristics of the rock mass, and the likelihood of obtaining land title, required permits and environmental, social and legal licenses may affect the final Mineral Resources and Mineral Reserves, see "Risk Factors".

The Mineral Reserve estimate for the Campbell Pit has been reconciled for mining depletion as of December 31, 2023 from the original Mineral Reserve estimate set out in the Technical Report (refer to Section 15 of the Technical Report for additional details). There has been no active mining at NAN or GAN and so there has been no update to those Mineral Reserves. The Mineral Reserve estimates for the Campbell Pit and the NAN and GAN deposits as at December 31, 2023 are presented below:

2023 ANNUAL INFORMATION FORM │ 30

Maracás Menchen Project - Mineral Reserve Estimate (Effective Date - December 31, 2023)
Classification	Tonnage (Mt)	%Magnetics	Head		Magnetic Concentrate		Metal Content
			%V2O5	%TiO2	%V2O5	%TiO2	V2O5 in Magnetic Concentrate (t)	TiO2 Non- Magnetic Concentrate (t)
Campbell Pit(6i)
Proven	12.76	31.29	1.18	7.97	3.13	4.88	124,852	821,650
Probable	1.71	29.43	1.03	7.94	2.75	4.28	13,830	114,286
Total Campbell Pit Reserves	14.47	31.07	1.16	7.97	3.09	4.82	138,682	935,936
GAN(6ii)
Proven	12.10	17.75	0.49	7.57	1.88	1.94	40,375	874,242
Probable	8.06	21.15	0.57	8.33	2.04	2.29	34,790	632,616
Total GAN Reserves	20.16	19.11	0.52	7.87	1.95	2.08	75,165	1,506,858
NAN(6iii)
Proven	17.43	23.22	0.7	8.71	2.36	2.95	95,538	1,399,099
Probable	4.92	23.38	0.72	8.76	2.44	2.78	28,059	398,901
Total NAN Reserves	22.35	23.26	0.70	8.72	2.38	2.91	123,598	1,798,000
Total Maracás Menchen Mine Proven and Probable Mineral Reserves
Proven	42.29	24.09	0.79	8.16	2.56	3.49	260,765	3,094,991
Probable	14.69	22.86	0.67	8.43	2.28	2.76	76,679	1,145,803
Total	56.98	23.77	0.76	8.23	2.49	3.31	337,444	4,240,794

Notes:

1.        Mineral Reserves estimates were prepared in accordance with the CIM Definition Standards.

2.        Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources.

3.        The reference point at which the Mineral Reserves are defined is the point where the ore is delivered from the open pit to the crushing plant.

4.        Vanadium product comes from magnetic concentrate, while TiO2 product from non-magnetic portion.

5.        Exchange rate $1.00 = R$5.10.

6.        Mineral Reserves were estimated using the following the economic parameters:

i. Recovery 100% and dilution 3%. Pit slope angles ranging from 37.5° to 64°. V2O5 long term price of $7.80/lb, with an additional premium of $2.50/lb for high purity product. TiO2 pigment selling price of $3,691/tonne. Mining costs of $1.60/tonne for mineralisation and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 80.5%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1.374/tonne of Ilmenite concentrate. TiO2 overall recovery of 37.9%. General and administrative costs of $0.16/lb V2O5.

ii. Recovery 95% and dilution 5%. Pit slope angles ranging from 40° to 64°. V2O5 long term price of $7.80/lb, with an additional premium of $2.50/lb for high purity product. TiO2 pigment selling price of $3,691/tonne. Mining costs of $1.60/tonne for mineralisation and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 79.2%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 40.25%. General and administrative costs of $0.16/lb V2O5.

iii. Recovery 95% and dilution 5%. Pit slope angles ranging from 40° to 64°. V2O5 long term price of $7.80/lb, with an additional premium of $2.50/lb for high purity product. TiO2 pigment selling price of $3,691/tonne. Mining costs of $1.60/tonne for mineralisation and waste. Vanadium processing costs of $37.80/tonne ore feed. V2O5 concentrate recovery of 70.0%. Ilmenite concentrate costs of $55.00/tonne processed. TiO2 pigment costs of $1,374/tonne of Ilmenite concentrate. TiO2 overall recovery of 38.25%. General and administrative costs of $0.16/lb V2O5.

Mineral Reserves were also calculated for the TiO2 contained in the non-magnetic tailings ponds. The same parameters that were used for the estimation of the TiO2 contained in the non-magnetic tailings ponds in the Mineral Resources table set out above were used to estimate the Mineral Reserves in the non-magnetic tailing ponds, which are reported in the following table. There had been no processing of this material as of December 31, 2023.

2023 ANNUAL INFORMATION FORM │ 31

TiO2 Mineral Reserves in Non-Magnetic Tailing (Effective Date - December 31, 2023)
Pond	Resource Classification	Volume (km3)	Density (t/m3)	Resource in Stock (kt)	Grade TiO2 (%)	Metal Content (kt)
BNM04	Probable	1,270.40	1.80	3,048.65	11.35	346.02
BNM02	Probable	640.30	1.80	1,152.53	11.35	130.81
BNM03	Probable	521.14	1.80	938.05	11.35	106.47
Total Mineral Reserves in Ponds	Probable	2,431.84	1.80	5,139.23	11.35	583.30

Notes:

1. Stock of "Non-Magnetic concentrate" available in the tailings ponds.

2. Mineral Resource in tailings were estimated based on topographic surveys (primitive data and current data) and validated with monthly processing and reconciliation data.

3. Tailings material data was sampled once every 8 hours, with an average TiO2 content of 11.35%.

4. Recovery is 100% and no dilution was applied to these Mineral Resources.

The Technical Report did not update the Mineral Resources reported for the NAO and SJO deposits. The Company has completed drilling on these deposits in recent years and are currently working on updates to the Mineral Resources for these deposits. The Technical Report reports the following resources for NAO and SJO in the following table based on work completed with an effective date of May 2, 2017.

Near Mine Target Mineral Resources (Effective date - May 2, 2017)
Deposits	Category	Tonnage (kt)	V2O5 (%)	Contained V2O5 (t)
Novo Amparo(1)	Inferred	1.5	0.72	11.2
São José(1)	Inferred	3.9	0.89	34.7
Total Near Mine Targets(1)	Inferred	5.4	0.82	46.0

Note:

1. Mineral Resource within a pit shell using $2.72/t all in operating cost and reported at a 0.45% V2O5 cut-off, as reported in the Technical Report.

Emerson Ricardo Re, BSc, MSc, MBA, MAusIMM (CP) and Registered Member (Chilean Mining Commission), of HCM Consultoria Geologica Eireli, Geology Advisor to the Company, a Qualified Person, is responsible for the Mineral Resource and Mineral Reserve estimates contained in this AIF.

Mining Operations

In January 2021, the Company completed feed rate improvements to the kiln resulting in a further increase in nameplate capacity from 1,000 tonnes per month to 1,100 tonnes per month. The mine has a fleet of mining equipment which consists of six hydraulic excavators, two Sany SY980H, four Sany SY750H, a total of 28 trucks with 40 to 45-tonne capacity, 6 rotary drill rigs from Sandvik, model DP1500i and other auxiliary equipment. In 2023 the mine produced 1.75 million metric tonnes of ore (dry basis), with a striping ratio of 7:48.

As of October 10, 2021, the effective date of the Technical Report, the LOM for the Campbell Pit was estimated at 11 years, with mining operations being completed in 2032. Leading up to the depletion of the Campbell Pit, the Company is planning on executing the overall LOM plan and will initiate mining at the GAN and NAN deposits commencing in 2032. The LOM plan anticipates that GAN and NAN will extend the mine life of the overall operation by an additional 10 years, with all current deposits being depleted in 2041.

Processing and Recovery Operations

The Maracás vanadium recovery plant was commissioned in 2014 and achieved the nameplate capacity in 2018. In 2019, an expansion project was implemented increasing the process capacity to 1,900,000 t/a of ROM and the V2O5 production capacity to 12,000 t/a. In 2020, 11,825 t of V2O5 was produced with 81.5% of overall recovery. In 2021, improvements in the roasting/burning system increased the production capacity to 13,200 t/a V2O5. In 2023, the plant produced 9,681 tonnes of V2O5, of which 4,509 tonnes was produced as a high purity product for sale to the specialty alloy and chemical industries. During the same year, the Ilmenite Plant was commissioned at the Maracás site to treat non-magnetic concentrate material generated from the wet magnetic separation process to produce an ilmenite concentrate. The Ilmenite Plant was built, commissioned, and ramped up with production of 10,020 tonnes of ilmenite concentrate in 2023.

2023 ANNUAL INFORMATION FORM │ 32

The current process flow comprises the following steps: three stages of crushing, one stage of dry magnetic separation, one stage of grinding, four stages of wet magnetic separation, roasting, leaching, AMV precipitation, AMV filtration, AMV calcining fusion to V2O5 powder as final product, AMV reduction fusion to V2O3 powder as final product and fusion to V2O5 flake as final product. In 2023, the Company implemented a stage of ilmenite concentration, which comprises three stages of desliming and three stages of flotation after the wet magnetic separation. A simplified process flow diagram of this process is presented in the Technical Report.

Largo expects to increase the life of mine of the project elevating other two deposits into reserve level and expects to install the Pigment Plant to process the ilmenite concentrate produced in the Maracás Menchen Mine into TiO2 pigment, a higher value-added product. The first phase of the Pigment Plant will have the nameplate capacity 30,000 tonnes of TiO2. At full capacity (last phase) the Pigment Plant is expected to produce 100,000 t/a of TiO2 pigment. Further development of the Pigment Plant has been postponed pending the availability of financing.

Capital and Operating Costs

The current Technical Report describes a four-phased development approach designed to increase vanadium production by bringing the GAN and NAN deposits into the overall mine plan as the Campbell Pit is depleted, as well as processing the non-magnetic concentrate material from current and future operations to produce an ilmenite concentrate with further processing to TiO2 pigment at a separate facility in Camaçari, Bahia. The capital expense ("CAPEX") estimate for Phase 1 meets international AACE Class 3 standards for ±15% accuracy. Phase 2 CAPEX estimates meet AACE Class 4 accuracy that ranges from-15% to 50%. Please refer to the Technical Report for additional details.

Total Phase 1 CAPEX amounted to US$121.6 million in 2022: Ilmenite Plant US$25.2 million, and US$96.4 million for the Pigment Plant. Phase 2 forecasts CAPEX of US$59.8 million for expansion to the Pigment Plant (US$29.9 million in 2024 and US$29.9 million in 2025). There is also a proposed expansion to the V2O3 plant in 2024 with estimated CAPEX of US$4.7 million. Phase 3 considers a further expansion to both the Ilmenite Plant and the Pigment Plant in 2026 and 2027, when they reach full anticipated capacity. Estimated CAPEX for the expansion of the Ilmenite Plant is US$36.5 million, and for the Pigment Plant estimated CAPEX is US$132 million. This phase also includes roadwork and pre-stripping at GAN and NAN with estimated CAPEX of US$4.6 million. The final expansion of the project, Phase 4, includes a duplication of the current vanadium infrastructure at the Maracás site to accommodate the increased mining rates expected at GAN and NAN at the depletion of the Campbell Pit in 2032. Estimated CAPEX for this final phase is US$230.7 million.

The Ilmenite Plant described in the Technical Report was installed and began operations in 2023.

As noted in the section entitled "Description of the Business - Three-Year History - Operations", management of the Company has decided to postpone the Company's existing plans to further develop the Pigment Plant until additional funds are made available.

Sustaining CAPEX was US$8 million in 2022 and US$7.6 million in 2023 (excluding capitalized stripping, asset retirement obligations and construction in progress). CAPEX for 2024 is estimated between US$12.8 to US$14.8 million.

Operating Expenses ("OPEX") were also estimated in the Technical Report and the key assumptions were derived from Largo's actual costs analysis collected from January to September 2021. OPEX for future years were estimated based on several Modifying Factors. LOM OPEX are summarised below:

2023 ANNUAL INFORMATION FORM │ 33

Average Operating Cost Summary
Operating Cost	Campbell Pit	GAN and NAN
Mining (US$/t earth moving)	1.90	1.68
Vanadium Processing (US$/tonne ROM)	37.17	22.90
Ilmenite Processing Costs (US$/ tonne product)	28.00	28.00

Operating Cost - Titanium Pigment Plant
Cost Type	30 kt/Year Plant	60 and 120 kt/Year Plant
Variable (US$/tonne TiO2)	746.86	746.86
Fixed (US$/tonne TiO2)	580.30	348.16
Total Pigment Plant - Processing Cost	1,327.16	1,095.02

For the year ended December 31, 2023, the Company reported cash operating costs excluding royalties of US$5.29 per pound V2O5 sold(1). The Company has issued guidance for the cash operating costs excluding royalties of US$4.50 - US$5.50 per pound V2O5 sold(1) for 2024.

Exploration, Development, and Production

In 2018, exploration activities at the Campbell Pit included a close spaced diamond drilling program of 31 holes (2,323 metres) designed to give greater detail to the ore body and help to guide mine production over the next two to three years. This program began in the middle of April 2018 and was completed on May 30, 2018. The data was modelled and used for mine planning and development purposes. Consultants from GE21 assisted in the modelling.

Phase II included a 4,950 metres drilling program focused on upgrading and expanding the NMT and along strike high priority targets. Drilling began on June 4, 2018 with two rigs focused at NAN and the Company completed 24 holes totalling 4,223 metres prior to December 31, 2018. This included 13 infill and 11 step out holes. On December 19, 2018, the Company announced that this program had expanded the mineralisation to the north and south at NAN, defining targeted mineralisation over a strike length of 1.84 kilometres. Infill drilling was designed to upgrade the resource category at NAN.

Additionally, seven holes were drilled on targets south of the Campbell Pit. The drill program was completed on October 23, 2018.

Previous drilling at NAN completed by the Company from 2011 to 2012 outlined a consistent zone of mineralisation over 790 metres with an average width of 18 metres and an average grade of 0.87% V2O5. The 2018 program was successful in extending mineralisation both to the north and south along strike for a total length of approximately 1,840 metres. The deposit remains open to the south and to depth.

The Company extended the Phase II definition drilling program at NAN in the first quarter of 2019. Diamond drilling was initiated at NAN on January 15, 2019. In total, 47 diamond drill holes (5,404 metres) were completed. The work focused on increasing confidence in the resource categories and extending mineralisation at depth and along strike. This program was completed mid-February 2019. The exploration program resulted in the conversion of Inferred Mineral Resources to Measured and Indicated categories, in addition to increasing the overall Inferred Mineral Resources.

Exploration work shifted to NAN where 4,646 metres (24 drill holes) of drilling were completed. Drilling was also undertaken at the SJO deposit where 2,813 metres (18 drill holes) of drilling were completed. Further drilling was carried out on GAN where 21 drill holes (3,501 m) were completed. Drilling on all targets focused on extending and upgrading known mineralisation as defined in a 2017 technical report, which was superseded by the Technical Report. The Company also completed 1,177 metres of drilling (three holes) near the Campbell Pit to explore for target horizons down dip and along strike of the current reserve area. South of the Campbell Pit, 16 diamond drill holes (2,313 m) were completed on the Gulçari A South target.

1 The cash operating costs per pound and cash operating costs excluding royalties per pound reported are non-GAAP ratios with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this AIF.

2023 ANNUAL INFORMATION FORM │ 34

Largo engaged ALS Global Brazil for all drilling and sampling preparation and analytical services.

In 2020 the Company completed 24,771 metres in 125 holes mostly in support of the planned NI 43-101 updated Technical Report. Work focused on the NAN - 8,188 metres (32 holes) and GAN - 6,898 metres (45 holes) deposits. Drilling was also undertaken at the SJO - 2,475 metres (15 holes) and NAN - 2,261 metres (14 holes) deposits to further understand the stratigraphy and extents of mineralisation to support future resource modelling. At the Campbell Pit, 4,761 metres (19 holes) were drilled to continue testing the extents of mineralisation down dip and along the edges of the current pit shell. Finally one condemnation hole (188 metres) was drilled east of the Campbell Pit in an area set aside as future potential waste dumps. Drilling was completed on December 17, 2020.

In 2021 the Company completed 8,838 metres of drilling (56 drill holes) at various targets across the Maracás Menchen Project. At the Campbell Pit, 2,337 metres were drilled in 7 holes exploring depth extension opportunities. Another 2,248 metres of drilling (26 drill holes) were completed within the pit as part of a short-term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. Limited drilling was completed at the NAN (483 metres - 2 holes) and GAN (706 metres - 4 holes) deposits in support of the Technical Report. Two holes (809 metres) were drilled testing geophysical anomalies adjacent to the mine operations, east of the Campbell Pit. Finally, 2,255 metres of drilling (15 drill holes) were completed on two targets in the South Block.

On November 3, 2021 the Company announced the results of a new NI 43-101 Technical Report titled "An Updated Life of Mine Plan ("LOMP") for Campbell Pit and Pre-Feasibility Study for GAN and NAN Deposits". The final report was filed on SEDAR+ on December 20, 2021. A summary of the Technical Report outcomes can be found in the aforementioned press release and the full Technical Report can be accessed via SEDAR+. The Company also engaged SGS Laboratories for all rock and soil sampling preparation and analytical work.

In 2022, the Company completed 9,359 metres of drilling (66 holes) at various targets across the Maracás Menchen Mine, including approximately 1,409 metres of infill drilling in the Campbell Pit, 972 metres of near mine deep drilling and 2,402 metres of drilling to support the maintenance of the Company's mineral rights in the fourth quarter of 2022. At the Campbell Pit, 971 metres were drilled in three holes to explore depth extension opportunities. A further 2,145 metres (20 holes) of infill drilling were completed within the pit as part of a short-term drill program focused on defining ore/waste contacts and increasing grade control for short-term modelling and mining purposes. 618 metres (4 holes) were drilled at NAN and NAO and no further drilling was conducted at GAN and SJO. Finally, 5,622 metres of drilling (39 holes) were completed on three targets in the South Block.

In 2023, the Company completed 59 diamond drill holes (17,876.4 metres) at the Maracás Menchen Project and 141 Reverse Circulation (RC) drill holes (7,736 metres) of in-fill drill program. From the total of diamond holes 33 holes (8,173.7 metres) were at the South Block, 21 holes (7,869 metres) at the NMT (Campbell, SJO and GAN) and 5 geotechnical holes (1.833.7 metres) at the Campbell Pit.

A re-assay program began in the second quarter of 2023 to perform chemical analysis on previously interpreted results. In total the Company re-assayed 4,390 samples from SJO, Novo NAO, NAN and GAN in external and internal labs.

An integrated model including GAN, SJO, NAO and the Campbell Pit is being developed using data from the recent drilling campaigns and re-assay results. The Campbell Pit geological model was updated in the fourth quarter of 2023 and provided to the mine planning team. This model has been updated since the first quarter of 2022 and will be continually updated quarterly to assist with mine planning activities.

In 2021 and 2022, the Maracás Menchen Mine experienced years with precipitation well above average (more than 50% rainfall than the expected annual average). The year 2023 was marked by significantly lower rainfall compared to data from previous years (about 300% less rainfall than in 2022 and 360% less rainfall than in 2021). The Company has taken measures to ensure the availability of necessary water, such as maintaining water permits and constant maintenance of the water pumping system, from capture to the industrial plant. Other actions, such as installing a rainwater diversion system around the Campbell Pit and overhauling pumping systems, installed in 2022 and 2023, to mitigate the impact of future high-volume rainfall events, provides no guarantee that they will be sufficient or that additional measures will not be necessary The Company plans to further upgrade its pumping system capacity and expects to build additional mined material stockpiles in 2024 to mitigate impacts to mining operations going forward.

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RISK FACTORS

Investing in the Company involves risks that should be carefully considered. The operations of the Company are speculative due to the high-risk nature of its business. Investors should be aware that there are various risks, including those discussed below, that could have a material adverse effect on, among other things, the development of the Maracás Menchen Mine, and the operating results, earnings, business and condition (financial or otherwise) of the Company. See "Cautionary Note Regarding Forward-Looking Information" at the beginning of this AIF.

Risks Related to the Business and Operations

Our business is highly dependent upon the price of V2O5 and FeV and our ability to produce V2O5 and FeV at the required customer specifications.

Our financial performance is highly dependent on the market price of V2O5, which accounted for 62.7% of our gross revenue in 2023, and FeV, which accounted for 29.7% of our gross revenue in 2023. Mineral prices, including prices for V2O5 and FeV, fluctuate widely and are affected by numerous factors beyond the control of the Company. The level of global economic activity, interest rates, speculative activities, supply and demand balances and the stability of exchange rates can all cause significant fluctuations in prices. Such external economic factors are in turn influenced by changes in international investment patterns, monetary systems, and political developments. The price of mineral commodities, including V2O5 and FeV, has fluctuated widely in recent years, and future price declines could cause commercial production to be commercially unattractive, thereby having a material adverse effect on the Company's business, financial condition and result of operations.

The Fastmarkets Metal Bulletin price for V2O5 was trading in the range of $5.75 and $7.30 per pound of V2O5 on December 30, 2023, compared to $9.27 and $9.60 on December 31, 2022, and $8.50 and $9.00 on December 31, 2021.

The Fastmarkets Metal Bulletin price for FeV in Europe was trading in the range of $27.15 and $30.25 per kilo of vanadium on December 30, 2023, compared to $36.00 and $37.00 on December 31, 2022, and $32.50 and $33.00 on December 31, 2021. Factors that are generally understood to contribute to variations in the price of V2O5 and FeV include changes in global steel production levels, changes in the specific vanadium consumption rate in the steel industry and high purity markets, global production and inventories. Future volatility in V2O5 and FeV prices will have a material effect on the Company's revenues, profitability and reserves.

As one of the few producers of high purity V2O5 globally, the Company is able to achieve premiums over the standard market prices for steel applications and expects applications in the LDES industry to drive demand for high purity vanadium use moving forward. Our inability to continue to produce high purity V2O5 at specifications demanded by customers could have a material adverse effect on the Company's financial position, cash flows, and results of operations.

Our capital and operating cost estimates may prove inaccurate and, consequently, lead to unanticipated costs or capital expenditures, which could affect our financial condition and results of operations.

In our mining operations, capital and operating cost estimates made by our management are estimates which are in turn based on, among other things, our interpretation of geological data, feasibility studies, anticipated climatic conditions and other information. Any or all of these can affect the accuracy of the estimates including: (i) unanticipated changes in grade and tonnage to be mined and processed; (ii) incorrect data on which engineering assumptions are made; (iii) unanticipated transportation costs; (iv) accuracy of equipment and construction cost estimates; (v) difficulty or failure to meet scheduled construction completion dates, facility or equipment commissioning dates, or metal production dates; (vi) poor or unsatisfactory construction quality resulting in failure to meet completion, commissioning or production dates; (vii) increased expenditures required as a failure to meet completion, commissioning or production dates; (viii) capital overruns related to the completion of any construction phase including capital overruns associated with demobilization of construction workers and contractors; (ix) labour negotiations; (x) unanticipated costs relating to the commencement of operations, ramp up and production sustainment; (xi) changes in government regulation (including regulations regarding prices, cost of consumables, royalties, duties, taxes, permitting and restrictions on production quotas or exportation of our products); (xii) change in commodity input costs and quantities; and (xiii) communication issues including familiarity with language, between domestic and foreign employees, contractors, advisors, agents and government officials. If any of our estimates of capital and operating costs or capital expenditures are materially inaccurate, it could have a material adverse effect on our business, results of operations and financial condition. The Company is a new entrant in the LDES market. The accuracy of projected costs of the Company's VRFB products depend on assumptions regarding volume and implementation, which do not have the benefit of being based on historical data. Failure to accurately project costs in the negotiation of long lead time contracts could directly impact the profitability of the VRFB business and negatively impact the financial position of the Company. Material inaccuracies in projected costs of the VRFB products over the long term could affect the viability of the VRFB business.

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Mineral Resource and Mineral Reserve estimates may be inaccurate. Our actual Mineral Reserves could be lower than such estimates, which could adversely affect our operating results, financial condition, cash flows and the life of mine.

There are numerous uncertainties inherent in estimating Mineral Resources and Mineral Reserves, including, without limitation, many factors beyond the control of the Company. The accuracy of any Mineral Resource or Mineral Reserve estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. These amounts are estimates only and the actual level of mineral recovery from such deposits may be different. Undue reliance should not be placed on estimates of Mineral Resources and Mineral Reserves, since these estimates are subject to numerous uncertainties. Differences between management's assumptions, including economic assumptions such as metal prices and market conditions, could have a material adverse effect on the Company's financial position, cash flows, results of operations and the life of mine.

Our reported Mineral Reserves are estimated quantities of V2O5 and TiO2 that we have determined can be economically mined and processed under present and assumed future conditions. There are numerous uncertainties inherent in estimating quantities of reserves and in projecting potential future rates of mineral production, including factors beyond our control. Mineral Reserve reporting involves estimating deposits of minerals that cannot be measured in an exact manner, and the accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretation and judgment. As a result, no assurance can be given that the indicated amount of V2O5 or TiO2 will be recovered or that it will be recovered at the rates we anticipate. Mineral Reserve estimates and estimates of mine life may require revisions based on actual production experience, projects, updated exploration drilling data and other factors. For example, lower market prices of minerals and metals, reduced recovery rates or increased operating and capital costs due to inflation, exchange rates, changes in regulatory requirements or other factors may render proven and probable reserves uneconomic to exploit and may ultimately result in a reduction of reserves. Such a reduction could affect depreciation and amortization rates and have an adverse effect on our financial performance.

Failure to achieve production targets or cost estimates and increasing inflation could adversely affect our sales, profitability, cash flows and financial performance.

The Company prepares future operating and capital cost estimates with respect to existing mining operations and for its VRFB business. In the existing mining operations, actual production and costs may vary from the estimates for a variety of reasons such as estimates of grade, tonnage, dilution and metallurgical and other characteristics of the ore varying from the actual ore mined, revisions to mine plans, risks and hazards associated with mining, adverse weather conditions, unexpected labour shortages or strikes, equipment failures and other interruptions in production capabilities. Operating costs may also be affected by increased mining costs, variations in predicted grades of the deposits, increases in level of ore impurities, raw material costs, inflation, labour costs and fluctuations in currency exchange rates. Failure to achieve production targets or cost estimates could have a material adverse impact on the Company's sales, profitability, cash flow and overall financial performance.

Similarly, the Company prepares future operating and capital cost estimates with respect to its VRFB business. Actual costs may vary from the estimates for a variety of reasons such as unanticipated costs of implementing VRFB technology on schedule and to specification, supply or service delays, equipment failures, varying cost and availability of input materials and availability of skilled personnel.

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Substantially all of our revenues are derived from the sales of vanadium products produced at the Maracás Menchen Mine. This lack of diversification of our business could adversely affect our financial condition, results of operations and cash flows.

We rely on the V2O5 production from the Maracás Menchen Mine for all of our production and revenues. For the year ended December 31, 2023, revenues from the sales of vanadium products accounted for 99.95% of our total revenues.

While the Company expects that our VRFB products, the production of ilmenite and TiO2 will contribute revenue in the future, such revenues cannot be depended upon in the near to medium term. As noted above, demand for V2O5 mainly depends on global demand for steel. As one of the few producers of high purity V2O5 globally, demand from the aerospace, chemical and energy storage industries are also essential to Largo and enables it to achieve premiums over the standard market prices for steel applications. At times, the pricing and availability of steel can be volatile due to numerous factors beyond our control. Since we are heavily dependent on the steelmaking industry, adverse economic conditions in that industry, even in the presence of otherwise favorable economic conditions in the broader vanadium mining industry, could have a significantly greater impact on our results of operations and financial condition than if our business were more diversified.

As the Company is dependent on the Maracás Menchen Mine for all of its production, any decrease in production levels from those anticipated by management could mean that the Company would not be able to fulfill customer contracts or meet demand - either of which could have a negative impact on our results of operations and financial condition.

Our lack of diversification may make us more susceptible to the above adverse economic conditions than our competitors with more diversified operations and/or asset portfolios.

We may not be able to generate enough revenue to achieve sustained profitability, in particular as our mining operations have a single asset.

As of the date of this AIF, the Company has recorded revenues from only one project, the Maracás Menchen Mine. There can be no assurance that losses (including significant losses) will not occur in the near future or that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in comparison to previous years for consultants, personnel and equipment associated with the continuing development and growth of our VRFB business and the phased development of the Maracás Menchen Project. There can be no assurance that the Company will generate revenues from its other projects or achieve profitability.

Our 2023 audited annual consolidated financial statements were prepared on a going concern basis, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As of December 31, 2023, the Company had an accumulated deficit of approximately $76 million, and had a net working capital surplus of $94 million. Total amounts due within 12 months on the Company's long term debt is nil. Although the Company has been successful in the past in obtaining financing there is no assurance that it will be able to obtain adequate financing in the future or that such financing will be on terms advantageous to the Company.

We may not be able to build, finance and successfully operate our VRFB business, which could adversely affect our sales, profitability, cash flows and financial performance.

The Company has allocated significant resources to further develop its VRFB business, which will result in increased costs and the attention of management diverted from our mining business. The Company may not be able to build, finance and successfully operate a VRFB business, protect and develop VRFB technology, maintain its VRFB intellectual property assets, market and sell our VCHARGE± battery system on specification or at a competitive price, or secure the required production resources to build our VCHARGE± battery system. There is no certainty that the actual market for VRFB technology will align with the Company's expectations. We may also be required to incur additional expenses and/or delays relating to the VRFB business beyond management's current forecasts. These increased costs, in addition to the possibility that the VRFB business may not prove to be profitable, could have a negative impact on our business, operating results and financial performance.

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In July 2021, LCE entered into its first battery sales contract with EGPE to deliver a 5 hour 6.1 MWh VCHARGE VRFB system for a project in Spain. LCE completed phase 1 hot commissioning of the VRFB system in the fourth quarter of 2023 and phase 2 hot commissioning is expected to be completed in the third quarter of 2024. This project represents the Company's first VCHARGE± battery system installation and a failure in achieving a successful result (including, without limitation, any technical failures or further delays) could have a negative impact on our VRFB business, operating results and financial performance.

The Company's current model for the VRFB business is based in part on the ability to lease LPV-owned vanadium to LCE customers through its role as Safekeeper under its Safekeeping Agreement with LPV. Inability to access sufficient quantities of vanadium on the terms of the Safekeeping Agreement to satisfy the demand from prospective VRFB customers could have a negative impact on the Company's competitiveness in the LDES sector and its attractiveness to potential partners who could assist the growth of the Company's VRFB business.

The extent of LPV's success as a physical vanadium holder may adversely affect our sales, profitability, cash flows and financial performance.

The Company has allocated resources to, and currently holds a 65.70% interest in, LPV. The extent of LPV's success as a physical vanadium holder may impact our sales, profitability, cash flows and financial performance. Factors that may affect LPV's business are described in LPV's public filings available on SEDAR+ at www.sedarplus.com and may include: LPV's limited operating history; the price of vanadium; the small size and concentration of the vanadium market; that demand for vanadium is highly dependent on demand for steel; developments in China that could have a negative impact on demand for vanadium; risks associated with the safekeeping of vanadium; risks associated with vanadium lending or relocation; risks associated with the production of vanadium; and there can be no assurance regarding the adoption of new use cases for vanadium. The Company's ability to build, finance and successfully operate a VRFB business, protect and develop VRFB technology, maintain its VRFB intellectual property assets, market and sell our VCHARGE± battery system on specification or at a competitive price, or secure the required production resources to build our VCHARGE± battery system, may be adversely affected by factors that may affect LPV's business.

Our controlling shareholders have the ability to determine the outcome of corporate actions or decisions, and its interests may conflict with those of our other shareholders.

The ARC Funds are capable of controlling the direction of the Company through the right to nominate three of the six persons for election as directors of the Company, who will be subject to the vote of the shareholders. Unilateral control over a majority of the persons nominated for election as directors of the Company will enable the ARC Funds to determine the persons responsible for managing the direction of the Company. The ARC Funds directly own approximately 44% of our outstanding Common Shares as of the date of this AIF and therefore have the ability to determine the outcome of most corporate actions or decisions requiring the approval of our shareholders. The interests of our controlling shareholder may conflict with those of our other shareholders.

Our VRFB business is highly dependent on our ability to continue to develop competitive VRFB technology on a profitable basis.

The LDES market is extremely competitive and highly dependent on participants' ability to develop innovative technology which continues to reduce the cost and increase the functionality of LDES systems. There is no assurance that existing or new technologies will not have a competitive advantage over the Company's existing or yet to be developed VRFB technology.

We are subject to risks posed by litigation, arbitration and other disputes under binding agreements with various third parties and as a result of being a publicly listed issuer.

The Company has entered into legally binding agreements with various third parties under supply contracts and consulting agreements. The interpretation of the rights and obligations that arise from such agreements may be open to differing interpretations and the Company may disagree with the position taken by other parties to these agreements. This could result in a dispute which, if unresolved, might trigger a litigation or arbitration process, causing the Company to incur possible legal or similar costs in the future. Given the speculative and unpredictable nature of litigation or the arbitration process, final outcomes in such disputes may have material adverse effects on the Company.

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Securities legislation in certain jurisdictions provides security holders with various rights and remedies when a reporting issuer's continuous disclosure contains a misrepresentation, and provides for ongoing rights to bring actions for civil liability for secondary market disclosure. If the Company's continuous disclosure contains any information a court or regulator finds to be inaccurate, the Company could be exposed to legal or regulatory liability. Any such proceedings or violations could force the Company to spend money in defense or settlement of these proceedings, resulting in the imposition of monetary liability or injunctive relief. This may also divert management's time and attention, increase the Company's costs of doing business, and materially adversely affect the Company's reputation.

Our business requires substantial capital expenditures to achieve its operational and strategic objectives and is subject to financing risks.

The mining business is capital intensive and the development and exploitation of vanadium and ilmenite reserves and the acquisition of machinery and equipment require substantial capital expenditure. We have a number of plans for our existing operations, including, without limitation, the phased development plan set out in the Technical Report, which could involve significant capital expenditure. In particular, we must continue to invest significantly to maintain or to increase the amount of reserves that we exploit and the amount of V2O5 that we produce. Some of our development projects and prospects may require greater investment than currently planned. In addition, our ability to continue our exploration, exploitation, development and operational activities will depend ultimately on our ability to generate cash flows and secure financing as required. There can be no assurance that we will be able to maintain our production levels and generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our development and processing activities at or above present levels, and failure to do so could result in delays.

We are subject to comprehensive environmental and mining regulations. Compliance with environmental and mining regulations and procurement of the necessary environmental and mining permits to operate may result in significant costs, and failure to comply with environmental regulations may result in significant environmental liabilities.

Our mining operation in Brazil is subject to stringent Brazilian federal, state and local environmental laws and regulations and Brazilian federal mining laws and regulations concerning, amongst other things, human health, the handling and disposal of solid and hazardous wastes, discharges of pollutants into the air and water and required work and reporting.

Any failure to comply with such laws and regulations may subject the Company to penalties, including warnings, payment of fines, embargo and suspension of activities, which may cause a significant adverse effect on the Company. We have incurred and we will continue to incur capital expenses in order to continue to comply with these laws and regulations. In addition, such laws and regulations are subject to change and can become more stringent, making our compliance efforts more costly.

Currently, the Maracás Menchen Mine is fully licensed. The current LO, which is the main license for the Company's operation, was initially valid until October 6, 2020. The renewal process commenced within the legal timeframe established by the environmental agency of the State of Bahia, in May 2020; however, due to the COVID-19 pandemic, INEMA was unable to visit the Maracás Menchen Mine. INEMA is currently in the process of reviewing the information submitted. As a result, the LO has been automatically extended until INEMA is able to complete its review and field inspection. Meetings have been held (2022 and 2023) with INEMA representatives to monitor and mitigate significant impacts. Failure to obtain a future extension or renewal of the existing license, or to obtain any necessary license, permission, or approval required for the development of our activities, may have a material adverse effect on our business, operational results, and financial condition.

Our project in Canada is also subject to extensive Canadian laws and regulations relating to pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. Costs and capital expenditures relating to environmental, health or safety matters are subject to evolving regulatory requirements and depend on the promulgation and enforcement of specific standards which impose applicable requirements. Moreover, changes in environmental regulations could inhibit or interrupt our operations, or require modifications to our facilities. Accordingly, environmental, health or safety regulatory matters may result in significant unanticipated costs or liabilities.

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Our VRFB business in the United States is subject to various local, state, and federal laws and regulations regarding generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials.

In order to sell our products into the European market, the Company remains in compliance with the Regulation concerning the Registration, Evaluation, Authorisation and Restriction of Chemicals (REACH) (L396, 30.12.2006., pp. 1-849) which requires that information regarding our products is communicated throughout the supply chain in the stipulated forms. Failure to collect, collate and submit data to the European Chemicals Agency (ECHA), amongst other things, can result in significant delays which could affect our ability to satisfy contracts.

The mining business is subject to a number of risks and hazards, not all of which are fully covered by insurance.

The mining business is subject to risks and hazards, many of which are outside our control. Hazards associated with mining operations include environmental hazards, industrial accidents, encountering unusual or unexpected geological deposits, cave ins or landslides, flooding, earthquakes, underground fires and explosions, including those caused by flammable gas, gas and coal outbursts, falling rocks, tunnel collapses, lack of oxygen, air pollution, discharges of tailings, hazardous substances and materials, gases and toxic chemicals, sinkhole formations and ground subsidence, other accidents and conditions resulting from underground mining, such as drilling, blasting, removing and processing material. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, human exposure to pollution, personal injury or death, environmental damage, reduced production and delays in mining, asset write downs, reputational damage, monetary losses and possible legal liability.

Although we maintain insurance in an amount we consider adequate, liabilities might exceed policy limits, which could cause us to incur significant costs that could materially and adversely affect our results of operations. Insurance that fully covers many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the mining industry, particularly in Brazil following the Samarco dam collapse in 2015. The realization of any significant liabilities in connection with our mining activities as described above could have a material adverse effect on our results of operations or financial condition.

Our business is exposed to the cyclicality of global economic activity and requires significant investments of capital.

As a mining company, we are a supplier of industrial raw materials. Industrial production tends to be the most cyclical and volatile component of global economic activity, which affects demand for minerals and metals. At the same time, investment in mining requires a substantial amount of funds in order to replenish reserves, expand and maintain production capacity, build infrastructure, preserve the environment and minimize social impacts. Sensitivity to industrial production, together with the need for significant long term capital investments, are important sources of risk for our financial performance and growth prospects.

Developments in China could have a negative impact on our revenues, cash flows and results of operations.

The Chinese market is a significant source of global demand for commodities and has been the main driver of global demand for vanadium products over the last few years. Over the long term, we expect new applications in energy storage, an industry that China has been leading over the past few years, to drive incremental demand for vanadium use. This application values high purity vanadium content. Energy storage demand accounts for approximately 8% of existing consumption as of the third quarter of 2023, it is up from 4% over the same period in 2022 and is now well established as the second largest application, ahead of aerospace and chemicals for the first time on records according to Vanitec. We expect this ongoing fast growth to continue to spur additional long-term demand for vanadium in the future. Global climate change trends are also encouraging the research and implementation of battery systems to support renewable energy sources. VRFB, which use vanadium in different oxidation states to store energy, are considered to be a cost competitive alternative to lithium-ion technology for large scale, long duration energy storage. We believe our high purity products are well positioned to take advantage of this fast-growing market. Favorable economic conditions could increase supply beyond demand and depress pricing, which would also negatively impact our results.

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Our business may be adversely affected by declines in demand for and prices of the products our customers produce.

Demand for vanadium depends on global demand for steel. Vanadium is used in the steel industry in the production of HSLA steels, high alloy steels, high speed and tool steels, and engineering steels. Demand for steel depends heavily on global economic conditions, but it also depends on a variety of regional and sectoral factors. The prices of different steels and the performance of the global steel industry are highly cyclical and volatile, and these business cycles in the steel industry affect demand and prices for our products.

We may not be able to obtain additional financing on acceptable terms, or at all.

Future exploration, development, mining, and processing of minerals from our properties could require substantial additional financing. No assurances can be given that we will be able to raise the additional funding that may be required for such activities, should such funding not be fully generated from operations. To meet such funding requirements, we may be required to undertake additional equity financing, which would be dilutive to shareholders. Debt financing, if available, may involve certain restrictions on operating activities or other financings. There is no assurance that such equity or debt financing will be available to us or that they would be obtained on terms favorable to us, if at all, which may adversely affect our business and financial position. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production on any or all of our properties, or even a loss of property interests.

The mining industry is highly competitive, and increased competition could adversely affect our margins and market share.

The global mining industry is highly competitive. Our existing and potential competitors include some of the world's largest mining companies and the Company competes with many other mining companies that have substantially greater resources than the Company. We currently face, or may face in the future, competition from other producers of vanadium globally. Some of these companies may be able to produce at a lower cost than we can. For example, some of our domestic and international competitors may benefit from tax breaks and may be able to better compete against us. In addition, some of our competitors are larger than us and may have greater financial and technical resources, which may enable them to invest significant capital into their businesses, including expenditures for research and development. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties. If a current or future competitor develops proprietary technology that enables it to produce at a significantly lower cost, our technology could be rendered uneconomical or obsolete. Increased competition could compel us to reduce the prices of our products, which could result in reduced margins and loss of market share and have a material adverse effect on us.

We also face competition from other processing, trading and industrial companies. Competition principally involves sales, supply and labour prices, contractual terms and conditions, attracting and retaining qualified personnel and securing the services and supplies we need for our operations. For example, lower cost producers of vanadium could be better positioned to manage future volatility through commodity price cycles. In addition, mines have limited lives and, as a result, we must periodically seek to replace and expand our reserves by acquiring new properties and by developing projects. Significant competition exists to acquire mining concessions, land and related assets with potential mineralisation. Some other mining companies may have greater financial resources than us, and we may be unable to acquire attractive new mining properties on terms that we consider acceptable. As a result, our revenues from the sales of vanadium products may decline over time, thereby materially and adversely affecting our results of operations or financial condition.

Potential changes to international trade regulations and agreements, as well as other political and economic arrangements (including direct or indirect subsidies) may benefit vanadium producers or traders operating in countries other than where our mining operations are currently located or adversely affect the prices we pay for the supplies we need and our export costs when we engage in international transactions. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable regulations, trading or other arrangements or that we will be able to maintain the cost of the supplies we require or our export costs. The Company's inability to compete with other mining companies for these resources would have a material adverse effect on the Company's results of operation and business.

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We are dependent on third parties for development, deployment, construction, operations and maintenance.

The Company has relied upon external consultants, engineers and others and intends to rely on these parties for, among other things, the development, installation, construction, operating and maintenance expertise. In the case of our mining operations, substantial expenditures are required to construct mines, to establish Mineral Reserves through drilling, to carry out environmental and social impact assessments, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the exploration and plant infrastructure at any particular site. In addition, the Company relies on service providers who deploys approximately 1,033 contractors for our mining, administration, maintenance and other operations. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

In our VRFB business the Company has used the services of independent engineers to assist in the continued development and refinement of our VRFB products. Similarly, depending on the location of our VRFB projects, the Company may depend on local service providers to assist in the initial deployment and ongoing maintenance of our VRFB products. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the Company.

Interruptions of energy supply or increases in energy costs and other production costs may materially and adversely affect our results of operations.

We obtain the necessary electric power for the operation of our equipment and facilities from third parties through electricity supply contracts. In the event of any interruption or failure of our sources of electricity or in transmission lines or in any part of the grid, we cannot assure you that we will have access to other energy sources at the same prices and conditions, which could materially and adversely affect our results of operations and have a material adverse effect on our business, financial condition and result of operations.

The availability of energy resources may be subject to change or curtailment, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, supply interruptions, equipment damage, worldwide price levels and market conditions. Disruptions in energy supply could have a material adverse effect on our financial condition and results of operations.

Our operations depend on rail, port, marine, shipping or other transportation services provided by third parties.

Operation of our facilities, existing and future, will depend in part on the flow of materials, supplies, equipment, services and products, and in recent years global supply chains have faced a variety of challenges due to the COVID-19 pandemic and other economic and political disruptions. Due to the geographic location of the Company's operations, existing and future, it remains and will remain dependent on the provision by third parties of rail, port, marine, shipping or other transportation services. Potential issues including contractual disputes, demurrage charges, port or depot capacity handling issues, availability of vessels, rail cars or other modes of cargo transport, weather problems, force majeure and labour disruptions could have a material adverse effect on the Company's ability to transport various materials necessary for the operation of its facilities in accordance with schedules or contractual requirements. This might result in a material adverse effect on the Company's business, results of operations and financial performance.

Our ability to deliver on contracts and meet contractual milestones is similarly dependent on rail, port, marine or other transportation services. The global supply chain shortage continues to affect Largo's ability to deliver its vanadium products to customers in a timely manner. Shipping delays also have the potential to negatively impact our VRFB businesses timelines on VRFB product deployments.

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Our VRFB products depend on third party suppliers to produce our electrolyte. The electrolyte used in our VRFB products is produced by third party suppliers using a complex purification process which is sensitive to small changes in conditions. Despite the fact that the Company carefully selects the providers we use, it is possible for errors to occur in the process. The failure of our third-party service providers to provide adequate supplies of vanadium could have a negative effect on our ability to fulfill orders on schedule and/or at our projected costs.

Our concessions may be terminated or not renewed by governmental authorities.

Under the laws of the jurisdictions where our operations, development projects and prospects are located, Mineral Resources belong to the state and government concessions are required to explore for and exploit Mineral Reserves. The concessions we hold for our operations may be terminated under certain circumstances, including where minimum investment or production levels are not achieved (or a corresponding penalty is not paid), if certain fees are not paid or if environmental and safety standards are not met. Termination of any one or more of our mining or other concessions could have a material adverse effect on our financial condition or results of operations.

There are risks inherent with obtaining and maintaining title to properties.

The acquisition and maintenance of titles to resource properties is a very detailed and time-consuming process. The Company holds its interests in certain of its properties through mining claims. Title to, and the area of, the mining claims may be disputed. There is no guarantee that such title will not be challenged or impaired. There may be challenges to the title of the properties in which the Company may have an interest which, if successful, could result in the loss or reduction of the Company's interest in those properties.

Although the nature and extent of the interests of the Company in the properties in which it holds an interest has been reviewed by or on behalf of the Company, and title opinions have been obtained by the Company with regard to certain of such properties, there may still be undetected title defects affecting such properties. Title insurance generally is not available in Canada or Brazil, and the ability of the Company to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be constrained.

The properties in which the Company holds an interest may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, the structure through which the Company maintains its interest in its properties and undetected defects which could have a material adverse impact on the Company's operations. In addition, the Company may be unable to, effectively (if at all), conduct business at or operate on its properties as permitted or to enforce its rights with respect to those properties.

No assurances can be given that title defects to the properties in which the Company has an interest do not exist. The properties may be subject to prior unregistered agreements, interests or aboriginal land claims and title may be affected by undetected defects. If title defects do exist, it is possible that the Company may lose all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates. There is no guarantee that title to the properties will not be challenged or impugned.

The Company does not maintain insurance against title. Title on mineral properties and mining rights involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance history of many mining properties. The Company has investigated title to its mineral claims; however, this should not be construed as a guarantee of title. The Company cannot give any assurance that title to any of its properties will not be challenged or impugned and cannot guarantee that the Company will have or acquire valid title to these mining properties. For example, title to existing properties or future prospective properties may be lost due to an omission in the claim of title, prior activities of the property vendors or changes in Brazilian mining laws or the application thereof which affects the Company's title or the Company's rights and interests in its properties. The Company has obtained title reports from Canadian and Brazilian legal counsel with respect to its interest, respectively, in its Canadian and Brazilian properties, but this should not be construed as a guarantee of title or the Company's rights to these claims. Other parties may dispute the title of the Company or the joint venture to any of its mineral properties and any of such properties may be subject to prior unregistered agreements or transfers or aboriginal land claims and title may be affected by undetected encumbrances or defects or governmental actions.

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There are risks inherent with our corporate structure.

LVMSA, the material Brazilian subsidiary of the Company which holds a 100% interest in the Company's Maracás Menchen Mine, is controlled by its shareholders. The management of the Company has control over LVMSA by virtue of owning 99.94% of the shares of LVMSA. Therefore, the management of the Company can effectively (i) appoint and dismiss at any time any and all of the directors and officers of LVMSA, (ii) instruct the directors and officers of LVMSA to pursue the Company's business activities, (iii) has legal rights as a shareholder to require the directors and officers of LVMSA to comply with their fiduciary obligations, and (iv) can also enforce its rights by way of the shareholder remedies available to it. As a result, the management of the Company can effectively align their business objectives and effect the implementation of same at the level of LVMSA.

The Company, as the holder of a 99.94% interest in LVMSA, can remove and appoint directors and officers by way of simple communication that such officer is being removed from his/her position and the subsequent filing of same with the Board of Trade. The Board, through its corporate governance practices and, in particular, the activities of its board committees, regularly receives management and technical updates and progress reports in connection with LVMSA. In so doing, the Board maintains effective oversight of the operations and project development activities of LVMSA.

The Board has the ability to exert effective control over LVMSA as discussed herein. Accordingly, the Board will be able to cause LVMSA to transfer funds and accomplish the various operating aspects of the business when LVMSA is generating revenues.

Certain of the directors and officers of the Company have extensive experience doing business in both Canada and Brazil. In particular, Alberto Arias, a director of the Company, and Daniel Tellechea, a director and interim Chief Executive Officer of the Company, have experience in conducting business in Brazil. Moreover, Alberto Arias is fluent in Spanish and Portuguese.

Knowledge of the local business, culture and practices is imparted by these individuals to other directors and officers of the Company. Furthermore, several of the non-resident directors and officers visit Brazil on a regular basis in order to ensure effective control and management of the operations and as a result come into contact with other employees, personnel, government officials, business persons and customers who are locals in Brazil. This enables them to enhance their knowledge on these fronts.

All directors and executive officers of the Company have some familiarity with the legal and regulatory requirements of Brazil. Brazilian legal counsel (both internal at LVMSA and external) and Brazilian management ensure that the Company's management is kept aware of relevant material legal developments in Brazil as they pertain to and affect the Company's business and operations. Any material developments are then discussed with the directors at the board level.

Other than as discussed herein, the Company does not currently have a formal communication policy in place and has not, to date, experienced any communication-related issues due to the fact that the management team located in Brazil is proficient in the English language.

The Company will, from time to time, re-evaluate whether a formal communication policy is necessary. The Company hires and engages local experts and professionals (i.e. legal and tax consultants) to advise the Company with respect to current and new regulations in respect of banking, financial and tax matters. The Company utilizes large, established and well recognized financial institutions in both Canada and Brazil. Directors visit the Company's operations in Brazil several times per year and have regular board meetings by telephone which include the Company's Chief Executive Officer and Chief Financial Officer and other relevant LVMSA officers and managers. The Company arranges for site visits to its projects as deemed appropriate. Members of the Operations Committee of the Board visited the site several times during the year and the Operations Committee (as a whole) held one site visit in 2023.

The directors and officers also work closely with Brazilian counsel and Brazilian employees of the Company and its subsidiaries to understand and subsequently adjust firm strategies and practices relating to changes in Brazilian laws and regulatory regimes.

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Each member of the management team located in Brazil speaks fluent Portuguese and all are proficient in English.

Alberto Arias is a director and non-executive Chairman of the Company and is fluent in English, Spanish and Portuguese. The primary language used in management and board meetings is English. The management team located in Brazil dealing with the operating staff and outside consultants communicate in Portuguese with such individuals as necessary. Both LVMSA and the Company have translators on staff to assist with all communication requirements, as needed.

Material documents relating to the Company that are provided to the Board are in English. When original material documents are prepared in Portuguese, these are typically translated by the Company's Brazilian legal counsel, who are fluent in English and Portuguese. When required, the Company will sometimes use third party translation services.

We depend on key personnel and any inability to recruit and retain key personnel may adversely affect our business.

Recruiting and retaining qualified personnel in the future is critical to the Company's success. The number of persons skilled in the exploration and development of mining properties is limited and competition for this workforce is intense. Any expansion of the Company's properties and the development of the VRFB business may be significantly delayed or otherwise adversely affected if the Company cannot recruit and retain qualified personnel as and when required.

Our success also depends, in large measure, on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of one or more members of our senior management or of employees with critical skills may have a negative effect on our business, financial condition and results of operations. We may experience difficulty in attracting and retaining the skilled employees we may require to replace lost employees or grow our business. If we are unable to attract or retain highly skilled, talented and committed senior managers or other key employees, it may adversely affect our ability to fully implement our business objectives.

Our continued future growth depends upon the identification and management of growth opportunities.

In order to manage its current operations and any future growth effectively, the Company must examine opportunities to replace and expand its reserves through the exploration of its existing properties and through acquisitions of interests in new properties or of interests in companies which own such properties and consider expanding its energy storage and battery businesses. The development of the Company's business will be in part dependent on management's ability to identify, acquire and develop suitable acquisition targets in both new and existing markets as well as technology development for its energy storage and battery businesses. In certain circumstances, acceptable acquisition targets might not be available. The Company may also not be able to identify suitable partners with whom it could make such acquisitions. Acquisitions involve a number of risks, including: (i) the possibility that the Company, as a successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that the Company may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of an acquired business; and (vii) the potential disruption of the Company's ongoing business and the distraction of management from its day-to-day operations.

Additionally, the future viability of the Company will also depend on its ability to implement and improve its operational, financial and management information systems and to hire, train, motivate, manage and retain its employees. If and when any such growth occurs, there can be no assurance that the Company will be able to manage such growth effectively, that its management, personnel or systems will be adequate to support the Company's operations or that the Company will be able to achieve the increased levels of revenue commensurate with increased levels of operating expenses associated with this growth, and failure to do so could have a material adverse effect on the Company's business, financial condition and results of operations.

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Our directors and officers may from time to time have a conflict of interest.

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting such participation.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions and antitrust laws and regulations.

We are subject to anti-corruption, anti-bribery, anti-money laundering, sanctions, antitrust and other similar laws and regulations. We are required to comply with the applicable laws and regulations of the United States, Brazil and Canada, and we may become subject to such laws and regulations in other jurisdictions. There can be no assurance that our internal policies and procedures will be sufficient to prevent or detect any inappropriate practices, fraud or violations of law by our affiliates, employees, officers, executives, partners, agents, suppliers and service providers, nor that any such persons will not take actions in violation of our policies and procedures. Any violations by us or any of our affiliates, employees, directors, officers, partners, agents, suppliers and service providers of anti-bribery and anti-corruption laws or sanctions regulations could have a material adverse effect on our business, reputation, results of operations and financial condition.

Labour disputes may disrupt our operations from time to time.

A substantial number of our employees, and some of the employees of our contractors, are represented by labour unions and are covered by collective bargaining or other labour agreements, which are subject to periodic negotiation. Strikes and other labour disruptions at any of our operations could adversely affect the operation of facilities and the timing of completion and cost of our capital projects. Moreover, we could be adversely affected by labour disruptions involving unrelated parties that may provide us with goods or services. In May 2018, production at our Maracás Menchen Mine was suspended for four days due to a national truckers' strike in Brazil which was settled on May 30, 2018.

Our business may experience environmental, health and safety incidents.

Our operations involve the use, handling, storage, discharge and disposal of hazardous substances into the environment and the use of natural resources, and the mining industry is generally subject to significant risks and hazards, including fire, explosion, toxic gas leaks, spilling of polluting substances or other hazardous materials, rockfalls, incidents involving dams, failure of other operational structures and incidents involving mobile equipment, vehicles or machinery. This could occur by accident or by breach of operating and maintenance standards, and could result in significant environmental and social impacts, damage to or destruction of mineral properties or production facilities, personal injury, illness or death of employees, contractors or community members close to operations, environmental damage, delays in production, monetary losses and possible legal liability. Additionally, in remote localities, our employees may not have access to timely emergency medical care which may affect their health and safety. Notwithstanding our standards, policies and controls, our operations remain subject to incidents or accidents that could adversely affect our business, stakeholders or reputation.

Under Brazilian law, any individual or legal entity (whether public or private) that directly or indirectly causes harm to the quality of the environment may be held liable for the recovery, remediation or compensation of the damages that were generated, without regard to whether there is a direct or indirect connection between their act (or omission) and the damage caused to the environment. There are three types of liabilities that may be applied cumulatively: (i) civil, (ii) administrative and (iii) criminal.

Civil liability for environmental damages is strict, requiring that the responsible parties remediate the damage in full or pay compensation when remediation is not possible. Civil liability also applies jointly and severally to those who facilitate, benefit from and contribute to the occurrence of environmental damage. As a result, the party bringing the environmental claim may freely choose whom to sue.

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There is no limit to the amount that Brazilian courts may award to cover the costs of repairing the damage. If the damage cannot be repaired, Brazilian courts may order the payment of an indemnity. Environmental civil liability is not subject to a statute of limitations under Brazilian law.

With respect to criminal liability, Federal Law 9,605/98 provides that the legal entity and its individual representatives whose criminal actions were taken for the benefit of such entity can be held liable for criminal offences against the environment. In the case of the liability of the individual representatives, there needs to be some element of willful misconduct. In the case of the legal entity, a strict liability rationale applies: the legal entity can be charged regardless of the implication of any other individual representatives if it is confirmed that willful misconduct was undertaken for the benefit of the legal entity and by a decision of its representatives. Criminal sanctions applicable to legal entities include fines, the partial or total suspension of activities and embargos, prohibitions on contracting with governmental entities, as well as on obtaining subsidies, grants or donations, for a maximum period of 10 years.

Administrative liability arises from any action or omission in violation of the Federal Decree No. 6,514/2008, which sets out the administrative environmental infractions and the corresponding penalties, setting fines amounting to a maximum of R$50 million, as well as suspension of activities. Such liability can be pursued against the legal entity or the individual person that may incur any such infraction.

Specifically regarding administrative infractions related to dam safety, Federal Law No. 12,334/2010 (Política Nacional de Segurança de Barragens or "PNSB") establishes that fines may range from R$2,000.00 to R$1.0 billion. In addition to such fines, the PNSB provides for the application of warning penalties, other daily fines, construction or activity embargo, construction demolition, partial or total suspension of activities, seizure of ores, goods and equipment, expiry of the title and restrictive sanction of rights (which includes suspension of license, registration, concession, permission or authorization, cancellation of license, registration, concession, permission or authorization, loss or restriction of tax incentives and benefits, and loss or suspension of participation in credit lines from official credit institutions).

We rely on various operating and financial systems and data which may expose us to cyber security threats.

The Company and its operations rely on various operating and financial systems and data. Cybersecurity risk is increasingly difficult to identify and quantify and cannot be fully mitigated because of the rapidly evolving nature of the threats, targets and consequences. A breach of the Company's information or operational technology systems may result in disruption of business activities, loss of confidential or proprietary data, failure of internal controls over financial reporting, failure to meet obligations and reputational damage. Such a breach may also expose the Company to legal and regulatory action. Policies and procedures are maintained to ensure the security of its information technology systems, and data and system security controls are regularly tested. The Company also relies on third-party service providers for the storage and processing of various data. There can be no assurance, however, that the Company will not suffer a business disruption or loss or corruption of proprietary data, whether inadvertent or otherwise.

Our operations are subject to various anti-corruption laws.

As a public company listed on the TSX and NASDAQ, the Company is subject to the FCPA and CFPOA, as well as various local anti-corruption laws. The FCPA and CFPOA prohibit US and Canadian (and Canadian-controlled) corporations and their intermediaries from making or offering to make an improper payment to any kind of foreign public official, or any other person for the benefit of a foreign public official, where the ultimate purpose is to obtain or retain a business advantage. Our Anti-Bribery and Corruption Policy prohibits the violation of the FCPA, CFPOA and other applicable anti-corruption laws. Some of the Company's operations are located in jurisdictions where governmental and commercial corruption presents a significant risk. The Company uses a risk-based approach to mitigate risks associated with corruption which includes training for employees and the logging of government payments and interactions. Despite the safeguards the Company has put in place, there can be no assurance that violations of the FCPA, CFPOA or other applicable anti-corruption law by the Company, its employees or agents will not occur. Such violations of the FCPA, CFPOA or other applicable anti-corruption laws could result in substantial civil and criminal penalties and could have a material adverse effect on the business, operations or financial results of the Company.

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Enforcement of civil claims against the Company in Canada and the United States may be difficult as the majority of our assets are located outside of Canada and the United States.

The majority of our subsidiaries and the majority of our assets are located outside of Canada or the United States. Accordingly, it may be difficult for investors to enforce within Canada or the United States any judgments obtained against the Company, including judgments predicated upon the civil liability provisions of applicable securities laws or otherwise. Consequently, investors may be effectively prevented from pursuing remedies against the Company under Canadian or U.S. securities laws or otherwise.

The Company has subsidiaries incorporated in the United States, Brazil and Ireland. It may not be possible for shareholders to effect service of process outside of Canada against the directors and officers of the Company, and independent qualified persons engaged by the Company, who are not resident in Canada. In the event a judgment is obtained in a Canadian court against one or more of such persons for violations of Canadian securities laws or otherwise, it may not be possible to enforce such judgment against persons not resident in Canada. Additionally, it may be difficult for an investor, or any other person or entity, to assert Canadian securities law or other claims in original actions instituted in the United States, Brazil or Ireland. Courts in these jurisdictions may refuse to hear a claim based on a violation of Canadian securities laws or otherwise on the grounds that such jurisdiction is not the most appropriate forum to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the local law, and not Canadian law, is applicable to the claim. If Canadian law is found to be applicable, the content of applicable Canadian law must be proven as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by foreign law.

Claims arising out of the Company's foreign operations may be subject to the exclusive jurisdiction of foreign courts.

In the event of a dispute arising in respect of the Company's foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration tribunals or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada or international arbitration. If the Company is unsuccessful in enforcing its rights under the agreements to which it is a party, it could have a material adverse effect on the Company's business, results of operations and financial performance.

Diseases and epidemics may adversely impact our business.

Emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases could have a material adverse effect on the Company by causing operational and supply chain delays and disruptions (including as a result of government regulation and prevention measures), labour shortages and shutdowns, social unrest, breach of material contracts and customer agreements, government or regulatory actions or inactions, increased insurance premiums, decreased demand or the inability to sell and deliver its vanadium products or VRFB systems, declines in the price of V2O5, V2O3 and/or FeV, delays in permitting or approvals, governmental disruptions, capital markets volatility, or other unknown but potentially significant impacts. In addition, governments may impose strict emergencies measures in response to the threat or existence of an infectious disease. In addition, a significant outbreak of contagious diseases in the human population, such as COVID-19, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could result in a material adverse effect on commodity prices, demand for metals, investor confidence, and general financial market liquidity, all of which may adversely affect the Company's business and the market price of the Common Shares. Accordingly, any outbreak or threat of an outbreak of an epidemic disease or similar public health emergency could have a material adverse effect on the Company's business, financial condition and results of operations. It is unknown whether and how the Company may be affected if a pandemic, such as the COVID-19 outbreak, continues to persist for an extended period of time.

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Our business, financial condition and results of operations may be negatively affected by economic and other consequences from Russia's military action against Ukraine and the international sanctions imposed in response to that action.

In late February 2022, Russia launched a large-scale military attack on Ukraine. As a result, Canada, the United States, the United Kingdom, the European Union and certain other countries have imposed sanctions on Russia and could impose further sanctions that could damage or disrupt international trade and commerce, and increase market volatility. It is not possible to predict the extent and duration of the military action or future escalation of such hostilities, broader or longer-term consequences of this conflict or the duration of the current sanctions or other restrictions on trade and commerce which may be imposed in the future, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, adverse security conditions, impacts on energy and fuel prices, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to sell to, ship products to, collect payments from, engage in transactions with, and support customers in certain regions based on trade and financing restrictions, economic sanctions, embargoes and export control law restrictions, and logistics restrictions, and could affect the viability of trade and commerce involving Russia or Russian nationals, and/or increase the costs, risks and adverse impacts from supply chain and logistics challenges.

While we continue to monitor the potential impacts of ongoing conflict between Russia and Ukraine and the resulting impact on our business, financial condition and results of operations, we are unable to predict the extent of these impacts. Potential effects of the ongoing conflict between Russia and Ukraine also could impact many of the other risk factors described herein. These potential effects could include, but are not limited to, changes in laws and regulations affecting our business, supply chain constraints, fluctuations in foreign currency markets, the availability of future debt or equity financing, the cost of borrowing, the sanctioning of one or more of our customers or activities in relation thereto, and credit risks of our customers and counterparties, which could negatively affect our business, results of operations, and financial results.

As a foreign private issuer, the Company is subject to different U.S. securities laws and rules than a U.S. domestic issuer, which may limit the information publicly available to U.S. investors.

The Company is a "foreign private issuer", under applicable U.S. federal securities laws, and is, therefore, not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the U.S. Exchange Act, the Company is subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. As a result, the Company does not file the same reports that a U.S. domestic issuer would file with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that it is required to file in Canada under Canadian securities laws. In addition, the Company's officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, the Company's shareholders may not know on as timely a basis when the Company's officers, directors and principal shareholders purchase or sell Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. As a foreign private issuer, the Company is exempt from the rules and regulations under the U.S. Exchange Act related to the furnishing and content of proxy statements. The Company is also exempt from Regulation FD, which prohibits issuers from making selective disclosures of material non-public information. While the Company complies with the corresponding requirements relating to proxy statements and disclosure of material non-public information under Canadian securities laws, these requirements differ from those under the U.S. Exchange Act and Regulation FD and shareholders should not expect to receive the same information at the same time as such information is provided by U.S. domestic companies. In addition, the Company may not be required under the U.S. Exchange Act to file annual and quarterly reports with the SEC as promptly as U.S. domestic companies whose securities are registered under the U.S. Exchange Act. In addition, as a foreign private issuer, the Company has the option to follow certain Canadian corporate governance practices, except to the extent that such laws would be contrary to U.S. securities laws, and provided that the Company disclose the requirements it is not following and describe the Canadian practices it follows instead. The Company may in the future elect to follow home country practices in Canada with regard to certain corporate governance matters. As a result, the Company's shareholders may not have the same protections afforded to shareholders of U.S. domestic companies that are subject to all corporate governance requirements.

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The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses to the Company.

In order to maintain its status as a foreign private issuer, a majority of the Common Shares must be either directly or indirectly owned by non-residents of the U.S. unless the Company also satisfies one of the additional requirements necessary to preserve this status. The Company may in the future lose its foreign private issuer status if a majority of its Common Shares are held in the U.S. and if the Company fails to meet the additional requirements necessary to avoid loss of its foreign private issuer status. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the MJDS. If the Company is not a foreign private issuer, it would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer, and would be required to file financial statements prepared in accordance with United States generally accepted accounting principles. In addition, the Company may lose the ability to rely upon exemptions from Nasdaq corporate governance requirements that are available to foreign private issuers.

The Company relies upon certain accommodations available to it as an "emerging growth company."

The Company is an "emerging growth company" as defined in section 3(a) of the U.S. Exchange Act (as amended by the JOBS Act, enacted on April 5, 2012), and the Company will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the U.S. Securities Act; (c) the date on which the Company has, during the previous three year period, issued more than US$1,000,000,000 in non-convertible debt; and (d) the date on which the Company is deemed to be a "large accelerated filer", as defined in Rule 12b-2 under the U.S. Exchange Act. The Company will qualify as a large accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of its second fiscal quarter of such year the aggregate worldwide market value of its common equity held by non-affiliates will be US$700,000,000 or more. For so long as the Company remains an emerging growth company, it is permitted to and intends to rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. The Company cannot predict whether investors will find the Common Shares less attractive because the Company relies upon certain of these exemptions. If some investors find the Common Shares less attractive as a result, there may be a less active trading market for the Common Shares and the Common Share price may be more volatile. On the other hand, if the Company no longer qualifies as an emerging growth company, the Company would be required to divert additional management time and attention from the Company's development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact the Company's business, financial condition and results of operations.

The trading price for the Company's securities is volatile.

The trading price of the Common Shares has been and may continue to be subject to large fluctuations which may result in losses to investors. The trading price of the Common Shares may increase or decrease in response to a number of events and factors, including:

  changes in the market price of V2O5 or other by-product metals the Company sells;
  events affecting economic circumstances in Canada, Brazil and the United States and elsewhere;
  trends in the mining and energy storage industries and the markets in which the Company operates;
  changes in financial estimates and recommendations by securities analysts;
  acquisitions, investments, divestitures and financings;
  quarterly variations in operating results;
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  compliance with new and existing regulations, including with respect to water and tailings management and greenhouse gas emissions;
  the actions of other companies in the mining industry;
  the sale of a large number of Common Shares; and
  the operating and share price performance of other companies that investors may deem comparable;

Wide price swings are currently common in the markets on which the Company's securities trade. This volatility may adversely affect the prices of the Common Shares regardless of the Company's operating performance.

The Company is subject to risks associated with climate change.

Climate change, exemplified by significant changes in rainfall volume and the timing of dry and rainy seasons, is being observed in the region of the Maracás Menchen Mine. The Company is subject to risks associated with climate change. Mining and processing operations are highly energy-consuming, resulting in a significant carbon footprint. The Company recognizes climate change as an international and community concern. Several governments or governmental entities have introduced or are considering regulatory changes in response to the potential impacts of climate change. Where legislation already exists, regulation related to emission levels and energy efficiency is becoming more stringent. Some of the costs associated with emission reduction may be offset by increased energy efficiency and technological innovation. However, if the current regulatory trend continues, this may result in additional costs for some of the Company's operations. Additionally, the physical risks of climate change may also have an adverse effect on some of the Company's units. These may include extreme weather events, natural disasters, resource scarcity, changes in rainfall patterns and intensities, water scarcity, sea level rise, and temperature changes. For example, in 2021 and 2022, the Maracás Menchen Mine experienced years with precipitation well above average (more than 50% rainfall than the expected annual average). The year 2023 was marked by significantly lower rainfall compared to data from previous years (about 300% less rainfall than in 2022 and 360% less rainfall than in 2021). The Company has taken measures to ensure the availability of necessary water, such as maintaining water permits and constant maintenance of the water pumping system, from capture to the industrial plant. Other actions, such as installing a rainwater diversion system around the Campbell Pit and overhauling pumping systems, installed in 2022 and 2023, to mitigate the impact of future high-volume rainfall events, provides no guarantee that they will be sufficient or that additional measures will not be necessary. Associated with these physical risks is a growing risk of climate-related litigation (including class actions) and associated costs. Adverse publicity or climate-related litigation could have an adverse effect on the Company's reputation or financial condition.

We are subject to reputational risk from both actual and perceived occurrences of a number of events.

As a result of the increased usage and the speed and global reach of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users, companies today are at much greater risk of losing control over how they are perceived in the marketplace. Damage to the Company's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity (for example, with respect to the Company's handling of environmental, social or governance matters or the Company's dealings with community groups), whether true or not. The Company places a great emphasis on protecting its image and reputation, but the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and an impediment to the Company's overall ability to advance its projects, thereby having a material adverse impact on financial performance, cash flows and growth prospects.

Our level of indebtedness and debt service obligations could adversely affect our financial condition or our ability to fulfill our obligations, and make it more difficult for us to fund our operations.

As of December 31, 2023, we had cash and cash equivalents of approximately $42,714,000 (excluding restricted cash), total debt of approximately $75,000,000, and lease liabilities of approximately $1,525,000. Although the Company has been successful in repaying debt in the past and accessing debt financing as required, there can be no assurance that the Company can continue to do so. In addition, the Company may assume additional debt in the future, or reduce its holdings of cash and cash equivalents in connection with funding future acquisitions, existing operations, capital expenditures, dividends or in pursuing other business opportunities. The Company's level of indebtedness could have important consequences for its operations. For example, the Company may need to use a large portion of its cash flow to repay principal and pay interest on its debt, which will reduce the amount of funds available to finance its operations and other business activities.

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To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

The Company's primary source of liquidity for the payment of its expenses and principal and interest payable on its debt is cash flow from operations. Accordingly, the Company's ability to reduce its indebtedness and meet its payment obligations will depend on its future financial performance, which will be impacted by financial, business, economic and other factors. The Company will not be able to control many of these factors. The Company cannot be certain that its existing capital resources and future cash flow from operations will be sufficient to allow it to pay principal and interest on its debt and meet its other obligations. If these amounts are insufficient or if there is a contravention of its debt covenants, the Company may be required to refinance all or part of its existing debt, sell assets, borrow more money or issue additional equity, failing which the Company could face substantial cash flow problems. There can be no assurance that the Company will be able to refinance any of its indebtedness on commercially reasonable terms, or at all, or as to the timing of such asset sales or the proceeds which the Company could realize from such sales.

Risks Related to the Mining Industry

The vanadium market is small and highly concentrated and therefore susceptible to swings in the availability of supply.

Most of the world's supply of V2O5 is derived from mined ore, either directly as mineral concentrates derived from VTM or from steelmaking slags, where the steel was produced from VTM. A significant majority (approximately 88%) of the world's V2O5 comes from four source countries: China, South Africa, Russia and Brazil, according to Project Blue research. While Canada, Germany, Japan, and the United States, as well as several other European countries, continue to recover V2O5 from petroleum residues, the market is currently very small and highly concentrated.

Any collusion or concerted action between the major producers in China, South Africa and/or Russia could impact the availability of supply which could in turn have a negative impact on the price of V2O5.

Demand for V2O5 is highly dependent on demand for steel.

The steel industry accounted for approximately 85% of global total vanadium consumption in the third quarter of 2023, according to Vanitec, HSLA carbon steels account for more than half of global V2O5 consumption. HSLA steels are a class of relatively new steel alloys which use small amounts of vanadium, niobium, titanium or some combination of these microalloying elements to impart higher strength and fine grains structure in the steel. Special steels including tool steels, high speed steels and special alloy steels account for close to one third of global V2O5 consumption. Vanadium is also used in the production of titanium alloys for aerospace, industrial and consumer applications. It is used as a catalyst in oxidation reactions and in pollution control systems. Other applications include pigments, corrosion inhibitors and other minor chemical processes.

While new markets for V2O5 may arise in the future, for example, a market in energy storage applications, a significant majority of V2O5 is currently being used in connection with the steel industry, in particular HSLA carbon steels and special steels. Any fall in demand and/or production for HSLA carbon steels and special steels could impact industry demand for V2O5 and, in turn, have a negative impact on the price of V2O5.

The Company estimates the recoverable amount of long-lived assets using assumptions and if the carrying value of an asset is then determined to be greater than its actual recoverable amount, an impairment is recognized reducing the Company's earnings.

The Company assesses whether there is any indication that long-lived assets (such as plant and equipment) may be impaired. If an indicator of impairment exists, the recoverable amount of the asset is calculated in order to determine if any impairment loss is required. Testing for impairment involves a comparison of the recoverable amount of the cash generating unit to its carrying value. An impairment charge is recognized for any excess of the carrying amount of the asset group or reporting unit over its recoverable amount.

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The assessment for impairment is subjective and requires management to make estimates and assumptions for a number of factors including estimates of production levels, Mineral Reserves and mineral resources, operating costs and capital expenditures reflected in the Company's life-of-mine plans, as well as economic factors beyond management's control, such as V2O5, V2O3 and FeV prices, discount rates and observable net asset value multiples. Should management's estimates and assumptions regarding these factors be incorrect, the Company may be required to realize impairment charges, which will reduce the Company's earnings. The timing and amount of such impairment charges is difficult to predict.

We may not be able to replenish our reserves, which could adversely affect our mining prospects.

We engage in mineral exploration, which is highly uncertain in nature, involves many risks and frequently is non-productive. Our exploration programs, which involve significant expenditures, may fail to result in the expansion or replacement of reserves depleted by current production. If we do not develop new reserves, we will not be able to sustain our current level of production beyond the remaining lives of our existing mines.

We face rising extraction costs or investment requirements over time as reserves deplete.

Reserves are gradually depleted in the ordinary course of a given open pit or underground mining operation. As mining progresses, distances to the primary crusher and to waste deposits become longer, pits become steeper, mines may move from being open pit to underground, and underground operations become deeper. In addition, for some types of reserves, mineralisation grade decreases and hardness increases at greater depths. As a result, over time, we may experience rising unit extraction costs with respect to our mine, or we may need to make additional investments, including adaptation or construction of processing plants and expansion or construction of tailings dams. Our mine may experience rising extraction costs per unit in the future.

Nature of mining operations, mineral exploration and development projects and mining businesses generally involve a high degree of risk.

Mining operations generally involve a high degree of risk. The Company's operations and those of its subsidiaries are subject to the hazards and risks normally encountered in mineral exploration, development and production, including environmental hazards, explosions, unusual or unexpected geological formations or pressures and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development projects have no operating history upon which to base estimates of future cash operating costs. For development projects, resource and reserve estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs, anticipated climatic conditions and other factors. As a result, actual production, cash operating costs and economic returns could differ significantly from those estimated. Indeed, current market conditions are forcing many mining operations to increase capital and operating cost estimates. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

Mineral exploration is highly speculative in nature. There is no assurance that exploration efforts will be successful. Even when mineralisation is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable Mineral Reserves through drilling. Because of these uncertainties, no assurance can be given that exploration programs will result in the establishment or expansion of Mineral Resources or Mineral Reserves. There is no certainty that the expenditures made by the Company towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore.

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Risk Related to the LDES Market

In addition to the risks set out above relating to our VRFB business, the following risks apply to the LDES market.

LDES system contracts generally have long lead times and fixed prices, which may expose the Company to additional risks related to inflation, exchange rate variability and changes in the cost and availability of input materials, labour or transportation.

Due to the nature of the technology and the scale of deployment, LDES system contracts are normally entered into with long lead times and fixed prices. The Company may not be able to negotiate terms which adequately cover the negative effect that inflation, exchange rate variability or the increased cost of input materials, labour or transportation on the profitability of a LDES system project.

The demand for LDES systems depends on the growth of the green economy generally and the adoption of long duration energy storage systems and VRFB technology, specifically.

The demand for LDES systems (including our VRFB products) is highly dependent on the growth of the green economy and the adoption of LDES and VRFB technology, both of which are outside of the Company's control. While many governments and businesses have made commitments to the green economy and a low carbon future, it is possible that such commitments will be not be honoured. Similarly, there is no certainty that LDES or VRFB technologies will be the market's chosen "green alternative" to traditional forms of energy.

Risks Related to Brazil

The Brazilian government has historically exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions may adversely affect us.

In 2020, 100% of our revenue was derived from sales of vanadium products originating from our operations in Brazil. Accordingly, our business, financial condition, results of operations and cash flows depend, to a considerable extent, upon economic and political conditions in Brazil.

Political and economic conditions directly affect our business and can result in a material adverse effect on us. Macroeconomic policies imposed by the Brazilian government can have significant impact on Brazilian companies or companies with significant operations in Brazil, including us. On January 8, 2023, protesters broke into Brazil's Congress building, Supreme Court, and presidential palace, following the inauguration of Luiz Inácio "Lula" da Silva on January 1, 2023, after a victory over Brazil's former leader, Jair Bolsonaro, in a run-off election on October 30, 2022. The political unrest associated with the former administration coming to an end and the new administration taking over is reminiscent of the January 6, 2021 insurrection by rioters on the U.S. capitol building, and the short and long-term impacts on business and capital markets are unknown. Any actions taken by the current administration may have a negative impact on the economy and on the businesses, financial condition, results of operations, prospects and the valuation of mining companies, which could also negatively impact the Company, which negative impact could prove to be material over time.

The Brazilian economy has been characterized by frequent and occasionally significant intervention by the Brazilian government and unstable economic cycles. The Brazilian government has often changed monetary, taxation, credit and other policies to influence the course of Brazil's economy.

We cannot control or predict whether the current Brazilian government will implement changes to existing policies or the impact such changes may have on our operations in Brazil and, consequently, our business. Our business, operating results and financial condition and prospects, as well as the market price of our securities, may be adversely affected by changes in Brazil's public policies, whether federal, state or local, that affect, without limitation:

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  inflation;
  fluctuations in exchange rates;
  exchange controls and restrictions on remittances abroad, such as those imposed in 1989 and early 1990;
  interest rates and monetary policies;
  import and export controls;
  liquidity of domestic capital, credit and financial markets;
  expansion or contraction of the Brazilian economy, as measured by rates of growth in gross domestic product, or GDP;
  fiscal policies; and
  other political, social and economic developments in or affecting Brazil.

Government policies and measures to combat inflation, along with public speculation about such policies and measures, have often had adverse effects on the Brazilian economy, contributed to economic uncertainty in Brazil and increased volatility in the Brazilian securities markets.

Other policies and measures adopted by the Brazilian government, including interest rate adjustments, intervention in the currency markets or actions to adjust or fix the value of the Brazilian real may adversely affect the Brazilian economy, our business and results of operations.

Uncertainty over whether the Brazilian federal government will implement reforms or changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, which may in turn have adverse effects on our operations in Brazil and consequently on the results of our operations. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian securities markets.

Changes in rain patterns and other climatic effects may adversely impact the Company's operations.

The effects of changes in rainfall patterns, water shortages and changing storm patterns and intensities have from time to time adversely impacted, and may in the future adversely impact, the cost, production levels and financial performance of the Company's operations. There is no guarantee that there will be sufficient future rainfall to support the Company's future demands in relation to its sites and operations, and this has and could adversely affect production or the Company's ability to develop or expand projects and operations in the future. In addition, there can be no assurance that the Company will be able to obtain alternative water sources on commercially reasonable terms or at all in the event of prolonged drought conditions. Conversely, some of the Company's sites and operations may in the future be subject, from time to time, to severe storms and high rainfalls leading to flooding and associated damage, which may result in, delays to, or loss of production and development of some of its sites, projects or operations. Extreme rain and flood conditions may exceed site water storage capacity with the potential for involuntary release by way of overflow from tailings storage facilities, which may cause environmental damage. Environmental damage may result in fines or even in criminal sanctions for violations, in addition to the obligation to redress any environmental damages cause, all of which may negatively affect our results of operations or financial condition.

Changes in tax laws, tax incentives and benefits, or differing interpretations of tax laws, may adversely affect our results of operations.

The Brazilian tax authorities have frequently implemented changes to tax regimes that may affect the Company and ultimately the demand of the Company's customers for the products the Company sells. These measures include changes in prevailing tax rates and enactment of taxes, both temporary and permanent. For example, the Brazilian government reduced the Reintegra tax credit available to exporters from 2% to 0.1% in order to offset tax cuts that it had implemented on diesel fuel in a proposal to end a truck driver's strike in June 2018. While this reduction does not materially affect the Company, it is demonstrative of the Brazilian government's ability to quickly make changes to Brazilian laws.

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Some of these changes may increase the Company's tax burden, which may increase the prices the Company charges for the products the Company sells, restrict the Company's ability to do business in the Company's existing markets and, therefore, materially adversely affect the Company's results of operations. There can be no assurance that the Company will be able to maintain the Company's projected cash flows and results of operations following any increases in Brazilian taxes that apply to us and the Company's operations.

In addition, the Company currently receives certain tax benefits. There can be no assurance that these benefits will be maintained or renewed. Also, given the current Brazilian political and economic environment, there can be no assurance that the tax benefits the Company receives will not be judicially challenged as unconstitutional. If the Company is unable to renew the Company's tax benefits, such benefits may be modified, limited, suspended, or revoked, which may adversely affect us.

Moreover, certain tax laws may be subject to controversial interpretation by tax authorities. In the event that tax authorities interpret tax laws in a manner that is inconsistent with the Company's interpretations, the Company may be adversely affected.

During the 2022 presidential campaign there were discussions regarding the implementation of a broad tax reform in Brazil, which may include the revocation of income tax exemptions over payment of dividends, which currently exist in Brazil. On December 15 2023, after 40 years of discussions in Brazil, the members of Congress approved a broad tax reform by an amendment to the Brazilian's Constitution no. 45/2019, where, after a period of transition of 7 years (in 2033), 1 tax (IVA dual) will replace 5 different taxes (PIS, Cofins, ICMS, ISS and IPI). If such broad tax reforms are implemented, such reforms may have significant impact on the Company's financial results and operations in Brazil.

Our operations are exposed to political, economic, and policy risks relating to operating in Brazil.

The Company's principal properties are located in Brazil. As in any foreign country, mineral exploration and mining activities may be affected to varying degrees by changes in political, social and financial stability, and inflation. Any shifts in political, social or financial stability conditions are beyond the control of the Company and may adversely affect the Company's business. Brazil's status as a developing country may make it more difficult for the Company to obtain sufficient financing required for the exploration and development of its properties due to real or perceived increased investment risk.

The Company's operations may also be adversely affected by changes in foreign government policies and legislation and other factors which are not within the control of the Company, including, but not limited to, renegotiation or nullification of existing contracts, claims or licenses, changes in mining policies or the legislation or regulatory requirements affecting mining or the personnel administering them, interruption of activities and other precautionary measures taken by the Brazilian government in response to political and economical instability, currency fluctuations and devaluations, exchange controls, factors (including withholding taxes) affecting foreign subsidiaries' abilities to remit funds to the Company, economic sanctions, royalty and tax increases and retroactive tax claims, risk of terrorist activities, revolution, border disputes, implementation of tariffs and other trade barriers and protectionist practices, taxation policies, volatility of financial markets and fluctuations in foreign exchange rates, labour disputes and other risks arising out of foreign governmental sovereignty over the areas in which the Company's operations are conducted. The Company's operations may also be adversely affected by laws and policies of such foreign jurisdictions affecting foreign trade, taxation and investment. If the Company's operations are disrupted and/or the economic integrity of its contracts is threatened for unexpected reasons, there may be a corresponding material adverse effect on the Company's business or operations.

In the event of a dispute arising in connection with the Company's operations in a foreign jurisdiction where the Company conducts its business, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdictions of the courts of Canada or enforcing Canadian judgments in such other jurisdictions. The Company may also be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. Accordingly, the Company's activities in foreign jurisdictions could be substantially affected by factors beyond the Company's control, any of which could have a material adverse effect on the Company.

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The Company may in the future enter into agreements in order to expand its business and activities beyond the jurisdictions in which it currently does so. Such an expansion may present challenges and risks that the Company has not faced in the past, any of which could materially adversely affect the results of operations and/or financial condition of the Company.

Inflation and efforts by the Brazilian government to combat inflation may contribute significantly to economic uncertainty in Brazil and could have an adverse effect on us.

Brazil has historically experienced periods of high inflation. Inflation, as well as governmental measures put in place to combat inflation, have had a material adverse effect on the Brazilian economy. Inflationary pressures persist, and actions taken in an effort to curb inflation, coupled with public speculation about possible future governmental actions, have in the past contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. The inflation rate in Brazil, as reflected by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo) published by the Brazilian Institute of Geography and Statistics or IBGE (Instituto Brasileiro de Geografia e Estatística), was 4.62% in 2023, 5.79% in 2022, and 10.6% in 2021.

As a result of inflationary pressures and macroeconomic instability, the Brazilian government has historically adopted monetary policies that have resulted in Brazil's interest rates being historically among the highest in the world. The Central Bank of Brazil sets the base interest rates (Sistema Especial de Liquidação e Custódia) (the "SELIC rate") generally available to the Brazilian banking system, based on the expansion or contraction of the Brazilian economy, inflation rates and other economic indicators. The SELIC rate was 11.75% on December 31, 2023, 13.75% on December 31, 2022, and 9.25% on December 31, 2021. Any future increase in interest rates could negatively affect our profitability and results of operations and could increase the costs associated with financing our operations.

Inflation and government measures to combat inflation, along with speculation about possible future governmental measures, have had and are expected to continue to have significant negative effects on the Brazilian economy, including heightened volatility in the Brazilian securities market. In addition, measures to control inflation have often and historically included maintaining a tight monetary policy with high interest rates, thereby restricting the availability of credit and limiting economic growth. On the other hand, these policies may be incapable of preventing increases in inflation rates. Furthermore, the absence of such policies may trigger increases in inflation rates and thereby adversely affect economic stability. In the event of an increase in inflation, we may not be able to adjust the prices we charge our customers to offset the effects of inflation on our cost structure, which may adversely affect us.

Exchange rate fluctuations in Brazil against the U.S. dollar could adversely affect us.

Exchange rate instability may have a significant negative effect on the economies in which we operate and could adversely affect us. For example, the Brazilian currency has been historically volatile and has been devalued frequently over the past three decades. Since 1999, the Central Bank of Brazil has allowed the Brazilian real to U.S. dollar exchange rate to float freely, and during this period, the Brazilian real to U.S. dollar exchange rate has experienced frequent and substantial variations in relation to the U.S. dollar and other foreign currencies. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system.

Although long-term depreciation of the Brazilian real is generally linked to the rate of inflation in Brazil, depreciation of the Brazilian real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the Brazilian real, the U.S. dollar and other currencies. We cannot predict whether the Central Bank of Brazil or the Brazilian government will continue to let the Brazilian real float freely or intervene in the exchange rate market by returning to a currency band system or otherwise. The Brazilian real may depreciate or appreciate substantially against the U.S. dollar and other currencies. Furthermore, Brazilian law provides that, whenever there is a serious imbalance in Brazil's balance of payments or there are substantial reasons to foresee a serious imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future.

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The Brazilian real/U.S. dollar exchange rate reported by the Central Bank was R$3.8748 per $1.00 on December 31, 2018, which reflected a 17% depreciation of the real against the U.S. dollar during 2018. As of December 31, 2019, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$ 4.0307 per $1.00, which reflected a 4% depreciation of the Brazilian real against the U.S. dollar during 2019. As of December 31, 2020, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5,1967 per $1.00, which reflected a 28.9% depreciation of the Brazilian real against the U.S. dollar during 2020. As of December 31, 2021, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.5860 per $1.00, which reflected a 7.4% depreciation of the Brazilian real against the U.S. dollar during 2021. As of December 31, 2022, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$5.2177 per $1.00, which reflected a 6.5% appreciation of the Brazilian real against the U.S. dollar during 2022. As of December 31, 2023, the exchange rate for the purchase of U.S. dollars as reported by the Central Bank was R$4.8413 per $1.00, which reflected a 7.21% devaluation of the Brazilian real against the U.S. dollar during 2023.

Also, the prices of certain raw materials used in our operations in Brazil are denominated in or linked to the U.S. dollar. When the Brazilian real depreciates against the U.S. dollar, the cost in Brazilian reals of our U.S. dollar-linked raw materials increases, and our operating income in Brazilian reals decreases to the extent that we are unable to pass on these cost increases to our customers.

In the course of our business, we may decide to enter into financial derivative transactions in the future to hedge our exposure to foreign currency exchange rate variations. However, we cannot assure you that these instruments will be available to us at favorable terms, if at all, or will fully hedge our exposure.

A devaluation of the Brazilian real against the U.S. dollar might also create inflationary pressures in Brazil and lead to increases in interest rates, which could adversely affect the growth of the Brazilian economy as a whole, and undermine our financial situation and operating results. On the other hand, the appreciation of the Brazilian real in relation to the U.S. dollar may undermine the economy growth driven by exports in Brazil.

Because of the degree of volatility and the uncertainty of the factors that impact the Brazilian real's exchange rate, it is difficult to predict future exchange rate movements. In addition, the Brazilian government may change its foreign currency policy, and any governmental interference in the exchange rate, or the implementation of exchange control mechanisms, could influence the Brazilian real's exchange rate. In light of the foregoing, there can be no assurance we will be able to protect ourselves against the effects of adverse fluctuations of the Brazilian real against the U.S. dollar.

Any further downgrading of Brazil's credit rating could adversely impact the Brazilian economy and our operations.

Credit ratings affect investors' perceptions of risk and, as a result, the trading value of securities and yields required on future debt issuance in the capital markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, which are based on a number of factors, including macroeconomic trends, fiscal and budgetary conditions, indebtedness metrics and the prospect of changes in any of these factors.

Rating agencies began the classification review of Brazil's sovereign credit rating in September 2015. Brazil lost its investment grade status by the three main rating agencies. On September 30, 2015, S&P initially reduced Brazil's credit rating from BBB- to BB+ and, subsequently, in February 2016, reduced it again from BB+ to BB, and maintained its negative outlook on the rating, citing a worsening credit situation since the first downgrade. In February 2018, S&P lowered its rating for Brazil's long-term foreign and local currency sovereign credit from BB to BB−, with a stable outlook, citing budget deficit and less timely and effective reform policymaking. Such rating was most recently reaffirmed in June 2022. In December 2015, Moody's placed Brazil's Baa3 issuer and bond ratings on review for a downgrade, and subsequently downgraded Brazil's issuer and bond ratings to below investment grade, to Ba2 with a negative outlook. In April 2018, Moody's affirmed its Ba2 rating but changed its outlook from negative to stable, citing stabilization of macroeconomic conditions, signs of recovery in the economy, falling inflation rates and a clearer fiscal outlook as reasons for the change. Such rating was most recently reaffirmed in April 2022. Fitch Ratings Inc. ("Fitch") downgraded Brazil's sovereign credit rating to BB+ with a negative outlook in December 2015 and again to BB in May 2016, with a negative outlook. In February 2018, Fitch lowered its Long Term Issuer Default Rating for Brazil's sovereign credit from BB to BB-, which was most recently reaffirmed with a stable outlook in December 2022. As a result of credit rating downgrades in 2018, Brazil's sovereign debt lost its investment grade status with all three major rating agencies and, consequently, the trading prices of securities of the Brazilian debt and equity markets were negatively affected. On August 31, 2023, Fitch Ratings reviewed the Long-Term National Rating of 15 financial institutions after recalibrating its National Ratings Correspondence Table as a result of the elevation of Brazil's Sovereign Rating to 'BB'/Stable Outlook, from ' BB-'/Stable Outlook, on July 26, 2023.

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Any further downgrade of Brazil's sovereign credit ratings could heighten investors' perception of risk and, as a result, adversely affect the Brazilian economy and our operations.

The developing consequences of the Samarco and Brumadinho dam failures may adversely affect us.

On November 5, 2015, the Samarco Mineração S.A. ("Samarco") iron ore operations experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream and the environment of the Rio Doce basin. Samarco is a joint venture owned equally by BHP Billiton Brasil Limitada and Vale S.A.

On January 25, 2019, the Córrego do Feijão mine owned by Vale S.A. experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Brumadinho and impacting other communities downstream and the environment of the Rio Paraopeba.

The heightened awareness of mining impact particularly in Brazil following the Samarco and Brumadinho dam collapses in 2015 and 2019, respectively, as well as increased regulatory oversight may result in the amount and timing of future environmental and related expenditures to vary substantially from those currently anticipated. We may encounter delays in obtaining environmental and other operating licenses, or not be able to obtain and/or renew an authorization, permit and/or license. These events and additional costs may have a negative impact on our operations and have an adverse effect on our financial performance.

The heightened awareness of the potential impacts of mining activities following the Brumadinho dam failure as well as increased regulatory oversight may cause the amount and timing of future environmental and related expenditures to vary substantially from those currently anticipated and we may encounter delays in obtaining environmental and other operating licenses, or not be able to obtain and/or renew an authorization, permit and/or license. These events and additional costs may have a negative impact on our operations and have an adverse effect on our financial performance.

DIVIDENDS

The constating documents of the Company do not limit its ability to pay dividends on its Common Shares. However, the Company has not paid any dividends since incorporation. In addition, the payment of dividends in the future, if any, will be made at the discretion of the Board.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares. As of December 31, 2023 there were 64,051,362 Common Shares issued and outstanding. As of the date of this AIF, the Company had 64,051,362 Common Shares issued and outstanding, 1,008,260 Common Shares reserved for issuance pursuant to stock options ("Options") granted to directors, officers, employees and consultants, 200,023 Common Shares reserved for issuance upon vesting of restricted share units ("RSU"), and approximately 341,667 Common Shares reserved for issuance upon the exercise of share purchase warrants.

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Common Shares

Holders of Common Shares are entitled to receive notice of and to attend any meetings of shareholders and shall have one vote per share at all meetings, except meetings at which only holders of another class or series of shares are entitled to vote separately as such class or series. Holders of Common Shares are entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board and, upon liquidation, dissolution or winding up of the Company, are entitled to receive on a pro rata basis the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Common Shares. The Common Shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

Options and RSUs

On June 8, 2020, shareholders adopted a 10% rolling share compensation plan under which the Company may issue RSUs, and Options to purchase Common Shares. Unlike the Options, the RSUs do not require the payment of any monetary consideration to the Company. Instead, each RSU represents a right to receive one Common Share following the attainment of vesting criteria determined at the time of the award.

MARKET FOR SECURITIES

Trading Price and Volume

The Common Shares trade on the TSX and NASDAQ under the symbol "LGO". The table below shows the price ranges and volume of trading for each month of the financial year ended December 31, 2023 and for each month of the current financial year up to the close of the day prior to the date of this AIF. Subsequent to the shareholder approval granted at the Company's special meeting of shareholders held on March 1, 2021, the Board implemented a consolidation of the Company's Common Shares on 10 pre-consolidation shares for 1 post-consolidation share.

TSX Trading Price and Volume

Month	High(C$)	Low(C$)	Volume
(2024)
March 1-21	2.66	2.19	725,322
February	2.85	2.39	658,474
January	3.50	2.70	587,297
(2023)
December	3.28	2.52	1,126,123
November	3.35	2.71	1,003,866
October	4.15	2.97	633,373
September	4.84	3.64	625,495
August	6.15	4.38	2,210,765
July	6.25	5.31	783,356
June	6.31	4.89	1,169,830
May	7.20	4.93	1,544,962
April	7.30	6.10	1,002,411
March	9.3	6.41	1,563,070
February	9.20	7.86	1,517,058
January	9.48	7.15	1,459,031

2023 ANNUAL INFORMATION FORM │ 61

NASDAQ Trading Price and Volume

Month	High($)	Low($)	Volume
(2024)
March 1-21	2.06	1.63	1,611,314
February	2.12	1.76	1,217,808
January	2.63	2.00	1,285,462
(2023)
December	2.47	1.86	2,293,535
November	2.51	1.97	1,729,475
October	3.01	2.15	879,092
September	3.54	2.69	728,209
August	4.64	3.23	2,070,930
July	4.76	3.96	835,382
June	4.63	3.60	812,613
May	5.40	3.62	1,761,726
April	5.44	4.50	798,155
March	6.86	4.66	1,362,964
February	6.87	5.86	939,055
January	7.06	5.27	1,258,309

DIRECTORS AND OFFICERS

The following table sets forth the name, province of residence and position held with the Company of each director and executive officer effective as of the date of this AIF. All directors hold office until the next annual meeting of shareholders of the Company or until their successors are elected or appointed.

Name and Residence	Current Position(s) with the Company	Principal Occupation
Alberto Arias Florida, United States	Non-Executive Chair Director since: April 11, 2011 Committee Membership(s): Compensation (Chair) Governance (Chair) Sales Energy (Chair)	Mr. Arias is the founder and Portfolio Manager of Arias Resource Capital Management LP and has over 25 years of experience in the field of international mining finance. Prior to founding Arias Resource Capital Management LP, Mr. Arias worked for eight years at Goldman, Sachs & Co., most recently acting as Managing Director and Head of Equity Research for metals and mining in the U.S., Canada and Latin America. Prior to Goldman Sachs, Mr. Arias worked for four years at UBS Warburg as Executive Director and Analyst covering the Latin American metals and mining sector.
David Brace Ontario, Canada	Director since: June 26, 2012 Committee Membership(s): Audit (Chair) Compensation Operations (Chair)	Mr. Brace served as Chief Executive Officer of Karmin Exploration Inc. from September 2011 to October 2019. Between January through September of 2011, Mr. Brace served as President of Lambton Capital Inc., a private investment firm focused on evaluating mining investments. Prior to this, Mr. Brace served as the Chief Executive Officer and a director of GlobeStar Mining Corporation until that company's acquisition by Perilya Limited in December of 2010. Prior to this, Mr. Brace served as Executive Vice President of Business Development with Aur Resources until August of 2007.

2023 ANNUAL INFORMATION FORM │ 62

Name and Residence	Current Position(s) with the Company	Principal Occupation
Jonathan Lee New York, United States	Director since: April 4, 2019 Director of LPV since: September 15, 2022 Committee Membership(s): Audit Governance Operations Sales (Chair) Energy	Mr. Lee is a Director with the private equity firm Arias Resource Capital Management LP. Prior to Arias Resource Capital Management, Mr. Lee worked with Ambac Assurance Corporation, a global bond insurer. Prior to Ambac, Mr. Lee held positions with the investment firm Raging River Capital, the mining hedge fund Geologic Resource Partners LLC, and Byron Capital Markets Ltd. in Canada as a mining & metals equity research analyst. Additionally, Mr. Lee has prior experience as an Environmental Engineer with several construction and engineering firms. Mr. Lee previously sat on the boards of Park Lawn Company Ltd. and Bearing Lithium Corp. Mr. Lee earned his MBA from the Stern School of Business at New York University and holds a BS in Chemical Engineering with a minor in Economics from Tufts University.
Daniel Tellechea Arizona, United States	Interim Chief Executive Officer(1) Director since: July 9, 2015 Committee Membership(s): Operations Sales	Mr. Tellechea was appointed Interim Chief Executive Officer of Largo in February 2023. He has business experience in Brazil and extensive experience in international mining, most recently serving as President & CEO of Sierra Metals, Inc. between 2007 and 2014, a Toronto based mining company listed on both the TSX and the Lima Stock Exchange (BVL) with assets in Mexico and Peru. Prior to Sierra Metals, Mr. Tellechea was President and CEO of Asarco LLC from 2003 to 2005, he served as the Managing Director of Finance and Administration for Asarco's parent, Grupo Mexico from 1994 to 2003 and also served as Asarco's Chief Financial Officer and Vice-president of finance for Southern Copper Corporation from 1999 to 2003, which was majority owned by Grupo Mexico.
Helen Cai Hong Kong, China	Director since: May 19, 2023	Ms. Cai is a finance and investment professional with more than two decades of experience in capital markets and all aspects of corporate finance, from strategic planning to M&A transactions. Ms. Cai worked most recently as a managing director with China International Capital Corporation until the spring of 2021. Prior to this, she worked as an analyst with the Goldman Sachs Group covering American mining and technology sectors, and was highly ranked by the StarMine analyst ranking service. As a lead analyst at China International Capital Corporation, Ms. Cai was ranked as Best Analyst by Institutional Investor and Asia Money in their China Research Sector Polls for multiple years when covering Hong Kong and China listed companies. The landmark cross-border financing and M&A transactions she led subsequently as a senior investment banker also won various awards from Asia Money and The Asset. Ms. Cai is a Chartered Financial Analyst and Chartered Alternative Investment Analyst and was educated at Tsinghua University in China and the Massachusetts Institute of Technology in the United States, where she received two master's degrees and multiple fellowship awards.
Andrea Weinberg Sao Paolo, Brazil	Director since: April 26, 2023 Committee Membership(s): Audit	Ms. Weinberg is a Director of Cosan S.A. a Brazilian holding company of logistics, gas, fuels, lubricants and mining assets in Brazil. She has over 25 years of experience in the financial markets working at companies such as BTG Pactual Asset Management, BlackRock for Latin American and Global Emerging Market funds, AllianceBernstein and Dynamo Administradora de Recursos covering commodities (metals & mining, pulp and paper and oil), among other things. Before joining the buy-side industry, Ms. Weinberg worked as a sell-side analyst at Merrill Lynch (2004 to 2007) and Goldman Sachs (1998 to 2004) covering the metals & mining sector. Ms. Weinberg holds a Bachelor of Science in Chemical Engineering from Universidade Federal do Rio de Janeiro and a Master's Degree in Financial Engineering & Operations Research from Columbia University.

2023 ANNUAL INFORMATION FORM │ 63

Name and Residence	Current Position(s) with the Company	Principal Occupation
Ernest Cleave Ontario, Canada	Chief Financial Officer	Mr. Cleave is a financial professional with over 26 years' experience in finance strategy, compliance, financial reporting, internal control and strategic planning. Prior to joining the Company, Mr. Cleave served as a director, CFO and corporate controller and in other senior finance positions for large, multi-national companies in the mining, manufacturing and retail sectors, including Goldcorp Inc. and Falconbridge Limited. Mr. Cleave started his career with PricewaterhouseCoopers and holds a Bachelor of Commerce with a minor in Law from Free State University, a Bachelor of Computational Science from UniSA and a Master of Business Administration from Deakin University. He holds the CA designation in Australia and New Zealand, the CPA designation in Canada and the CPA designation in Australia.
Paul Vollant Zurich, Switzerland	Chief Commercial Officer Chief Executive Officer of LPV	Mr. Vollant is highly experienced in the sales and marketing of metals and minerals and has specialized in strategic metals, particularly vanadium and titanium. He is the Chairman of Vanitec's Market Development Committee. Mr. Vollant's experience includes holding the position of General Manager of Sales and Marketing at TNG Limited, Shanghai, where his responsibility included the setup and operation of TNG's vanadium, titanium and iron products distribution strategy. Mr. Vollant was a founding Director of global commodity distribution company Element Commodities which is specialized in vanadium and titanium and was formerly with the Noble Group in London and Hong Kong. He is a Director of the HLG Group. Mr. Vollant holds a M.Sc. in finance and international business from the University of Lyon ESDES Business School.

Note:

(1) On February 16, 2023, Largo announced Paulo Misk's departure as the President and Chief Executive Officer of the Company, with immediate effect, and the appointment of Daniel Tellechea as the interim Chief Executive Officer of the Company. Mr. Misk resigned as a director of the Company on March 7, 2023.

Mr. Alberto Arias is the sole director of the general partner, Arias Resource Capital GP II Ltd., for Arias Resource Capital Fund II LP and Arias Resource Capital Fund II (Mexico) LP which, as at the date of this AIF, in aggregate beneficially own 27,976,487 of our Common Shares representing approximately 44% of our outstanding Common Shares. Mr. Arias also controls, directly and indirectly, 62,533 Common Shares representing approximately 0.1% of our outstanding Common Shares. Our remaining directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over, 135,722 Common Shares, representing less than 0.2% of the total number of Common Shares outstanding.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Other than as set forth below, no director, executive officer or chief financial officer of the Company:

(a) is, as at the date of this document, or has been, within ten years before the date of this AIF, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity: (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days; (ii) was subject to an event that resulted, after the director, chief executive officer or chief financial officer ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

2023 ANNUAL INFORMATION FORM │ 64

(b) has, within the ten years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Except as set out below, no director or executive officer of the Company, or a shareholder holding sufficient number of securities of the Company to affect materially the control of the Company, has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

From March 28, 2013 until January 21, 2014, Mr. Arias served as a director on the board of Colossus Minerals Inc. ("Colossus"). On January 14, 2014, Colossus filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada). Colossus was delisted from the TSX effective February 21, 2014.

Mr. Tellechea was a director of Mercator Minerals, Ltd. until September 4, 2014. Mercator filed a notice of intention to make a proposal under the Bankruptcy and Insolvency Act (Canada) on August 26, 2014.

Conflicts of Interest

Certain of the Company's directors and officers serve or may agree to serve as directors or officers of other reporting companies or have significant shareholdings in other reporting companies. For a list of the other reporting issuers in which directors of the Company also serve as directors, please see the most recent management information circular of the Company dated May 19, 2023 for the Company's June 26, 2023 annual and special meeting of shareholders. To the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will step out of the room during discussions and abstain from voting for or against the approval of such participation or such terms. From time to time, several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of Canada, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE DISCLOSURE

The purposes of the audit committee of the Board (the "Audit Committee") are to assist the Board's oversight of: the integrity of the Company's financial statements; the Company's compliance with legal and regulatory requirements; the qualifications and independence of the Company's independent auditors; and the performance of the independent auditors and the Company's internal audit function.

2023 ANNUAL INFORMATION FORM │ 65

National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators governs composition and function of audit committees for every TSX listed company, including the Company. NI 52-110 requires the Company to have a written audit committee charter and to make the disclosure required by Form 52-110F1, which includes disclosure of the text of the audit committee charter in the management information circular of the Company wherein management solicits proxies from the security holders of the Company for the purpose of electing directors to the Board.

Audit Committee Charter

The Board has developed a written Audit Committee charter (the "Charter"). A copy of the Charter is attached hereto as Schedule "B".

Composition of the Audit Committee

As of the December 31, 2023, the Audit Committee was comprised of three directors: David Brace (Chair), Jonathan Lee and Andrea Weinberg, all of whom were independent and are financially literate, as such terms are defined in NI 52-110.

Relevant Education and Experience

For a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as a member of the Audit Committee, see "Directors and Officers".

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services.

Audit Fees

KPMG LLP agreed upon fees for audit services were C$969,215 in the fiscal year ended December 31, 2023, and C$851,276 in the fiscal year ended December 31, 2022.

Audit-Related Fees

KPMG LLP fees incurred for assurance and related services not included in audit fees above were nil in the fiscal year ended December 31, 2023, and nil in the fiscal year ended December 31, 2022.

Tax Fees

KPMG LLP fees incurred for professional tax services rendered were C$432,658 and €103,906 in the fiscal year ended December 31, 2023, and C$162,120 and €28,446 in the fiscal year ended December 31, 2022. The professional tax services related to tax compliance, tax planning and other related tax services.

All Other Fees

KPMG LLP fees incurred for other advisory services rendered were nil in the fiscal year ended December 31, 2023, and C$29,960 in the fiscal year ended December 31, 2022.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as disclosed below, to the best of the Company's knowledge, there were no legal proceedings during the year ended December 31, 2023 to which the Company was a party or of which any of the Company's property was subject that would have had a material adverse effect on the Company, nor are there any such legal proceedings existing or contemplated to which the Company is a party or of which any of the Company's property is subject that would have a material adverse effect on the Company.

2023 ANNUAL INFORMATION FORM │ 66

There have been no penalties or sanctions imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the fiscal year ended December 31, 2023 or any other time that would likely be considered important to a reasonable investor making an investment decision in the Company. The Company has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the fiscal year ended December 31, 2023.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company or any person or company who or that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the Company's Common Shares (or any associate of affiliate of that person or company) has had any direct or indirect material interest in any transaction involving the Company since January 1, 2021 to the date hereof, or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiaries other than as disclosed herein.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent is TSX Trust Company which is located in Toronto, Ontario.

MATERIAL CONTRACTS

Except for contracts entered into by the Company in the ordinary course of business or otherwise disclosed herein, the only material contracts entered into during the financial year ended December 31, 2023, or which remain in effect and can reasonably be regarded as presently material are:

  Governance Agreement, see "Glossary"; and
  Director Nomination Agreement, see "Glossary".

INTERESTS OF EXPERTS

Porfírio Cabaleiro Rodriguez, Mining Engineer, BSc (Min Eng), MAIG employed by GE21, Guilherme Gomides Ferreira, Mining Engineer, BSc (Min Eng), MAIG, associated to GE21, Fabio Valério Xavier, Geologist, BSc, Geol, MAIG, associated to GE21, and Marlon Sarges Ferreira, BSc (Geo), MAIG, associated to GE21 were the authors of the Technical Report - see "Description of the Business - Material Project - Maracás Menchen Mine".

To the knowledge of the Company, none of the aforementioned individuals had an interest in any securities or other properties of the Company, its associates or affiliates as at the date the individual prepared the applicable report or as at the date hereof, and none of the aforementioned individuals holds any other interest in the assets of the Company nor do they expect to receive such an interest.

The Company’s Independent Registered Public Accounting Firm is KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants, who have issued an independent auditor’s report dated March 22, 2024 in respect of the Company’s consolidated financial statements as at and for the year ended December 31, 2023. KPMG LLP has advised that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and Public Company Accounting Oversight Board Rule 3520 Auditor Independence.

2023 ANNUAL INFORMATION FORM │ 67

ADDITIONAL INFORMATION

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's stock option plan is contained in the management information circular of the Company dated May 19, 2023.

Additional financial information is provided in the Company's annual consolidated financial statements and management's discussion and analysis for the year ended December 31, 2023. These documents and other information about the Company can be found on SEDAR+ under the Company's profile at www.sedarplus.com and on EDGAR at www.sec.gov.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of your company's securities and securities authorized for issuance under equity compensation plans is contained in the Company's management information circular dated May 19, 2023 for the annual and special meeting of its shareholders held on June 26, 2023. This document can be found on SEDAR+ under the Company's profile at www.sedarplus.com and on EDGAR at www.sec.gov.

Additional information about our LPV subsidiary, including discussion of its business and results, can be found in its public filings available on SEDAR+ at www.sedarplus.com.

2023 ANNUAL INFORMATION FORM │ 68

SCHEDULE A
GLOSSARY

The following is a glossary of certain terms used in this AIF. Words below importing the singular, where the context requires, include the plural and vice versa, and words importing any gender include all genders.

"AIF"	means this annual information form.

"ARC Funds"	means, collectively, Arias Resource Capital Fund LP, Arias Resource Capital Fund II LP, and Resource Capital Fund II (Mexico) LP.

"Audit Committee"	means the audit committee of the Board.

"Board"	means the board of directors of the Company.

"Campbell Pit"	refers to the main vanadium deposit, the Campbell deposit, of the Maracás Menchen Mine.

"Campo Alegre Project"	means the Campo Alegre de Lourdes iron-titanium-vanadium exploration project in Brazil.

"CCC"	means Column Capital Corp.

"CFPOA"	means the Corruption of Foreign Public Officials Act of Canada

"Common Shares"	means the common shares in the capital of the Company.

"CRU"	means the CRU Indices, which provide price assessments in the commodity markets.

"Currais Novos Project"	means the Currais Novos tungsten tailings project in Rio Grande De Norte, Brazil.

"Director Nomination Agreement"	means the amended and restated director nomination agreement entered into between the Company and ARC Funds in May 2015, as amended and restated March 2016, enabling them to designate (a) a total of three (3) additional persons to be nominated for election to Largo's Board for election by Largo shareholders for so long as the ARC Funds, whether individually or together, own at least 50% of the issued and outstanding Common Shares, (b) a total of two (2) additional persons to be nominated for election to Largo's Board for election by Largo shareholders for so long as the ARC Funds, whether individually or together, own less than 50% but not less than 40% of the issued and outstanding Common Shares, and (c) a total of one (1) additional person to be nominated for election to Largo's Board for election by Largo shareholders, for so long as the ARC Funds, whether individually or together, own less than 40% but not less than 20% of the issued and outstanding Common Shares. These nomination rights are supplemented the ARC Funds' existing right to nominate one (1) director to the Board under the Governance Agreement.

"DOE"	means the United States Department of Energy

"ESG"	Means environmental, social and governance.

"FCPA"	means the Foreign Corrupt Practices Act of the United States.

"feasibility study"	is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre Feasibility Study.

2023 ANNUAL INFORMATION FORM │ A-1

"FeV"	means Ferrovanadium, an alloy formed by combining iron (Fe) and vanadium (V).

"GAAP"	means Generally Accepted Accounting Principles.

"GAN"	Means Gulçari A North.

"GE21"	means GE21 Consultoria Mineral Ltda.

"GMR"	means Gladieux Metals Recycling.

"Governance Agreement"	means the amended and restated investor nomination rights and governance agreement, made as of the 9th day of March, 2012, by the Company and the Lead Investors pursuant to which the Lead Investors are each entitled, among other things, to nominate one director to the Board so long as their holding of Common Shares represents no less than 10% of the issued and outstanding Common Shares.

"IFRS"	Means the International Financial Reporting Standards.

"Indicated Mineral Resource"	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation. An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Mineral Reserve.

"INEMA"	means Instituto do Meio Ambiente e Recursos Hídricos.

"Inferred Mineral Resource"	is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

"kg"	means kilogram.

"km"	means kilometre.

"kt"	thousand tonnes.

"Largo Ireland"	means Largo Commodities Trading Limited, a 100% owned subsidiary of the Company.

"Largo USA"	Largo Resources USA Ltd.

"LCE"	Largo Clean Energy Corporation, a 100% subsidiary of the Company.

2023 ANNUAL INFORMATION FORM │ A-2

"LDES"	means long duration energy storage.

"Lead Investors"	means ARC Funds, EP Cayman Ltd., Eton Park Master Fund, Ltd. and Ashmore Cayman SPC No. 2 Limited.

"LPV"	Largo Physical Vanadium Corp.

"LVMSA"	means Largo Vanádio de Maracás S.A., a subsidiary of the Company.

"m"	means metre.

"Maracás Menchen Mine"	means the Maracás vanadium mine in Bahia State, Brazil, later renamed the Maracás Menchen Mine, which includes the Campbell Pit and the Ford Facility.

"Maracás Menchen Project"	means the vanadium deposit property in the municipality of Maracás in eastern Bahia State, Brazil.

"Measured Mineral Resource"	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proven Mineral Reserve or to a Probable Mineral Reserve.

"Mineral Reserve"	is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported. The public disclosure of a Mineral Reserve must be demonstrated by a Pre Feasibility Study or Feasibility Study.

"Mineral Resource"	is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

"Modifying Factors"	are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

"NAN"	Novo Amparo Norte.

"Near Mine Targets" or "NMT"	has the meaning given to that term under heading "Description of the Business - Material Project - Maracás Menchen Mine".

2023 ANNUAL INFORMATION FORM │ A-3

"NI 43-101"	means the Canadian Securities Administrators National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

"Northern Dancer Project"	means the tungsten-molybdenum deposit property in Yukon Territory, Canada.

"Offtake Agreement"	means the offtake agreement dated May 13, 2008 with Glencore International AG pursuant to which the Company agreed to sell in U.S. dollars to Glencore, and Glencore agreed to acquire, 100% of the V2O5 production at the Maracás Menchen Mine. The Offtake Agreement was terminated effective April 30, 2020.

"Pre Feasibility Study"	is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre Feasibility Study is at a lower confidence level than a Feasibility Study.

"Probable Mineral Reserve"	is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proven Mineral Reserve.

"Proven Mineral Reserve" "SESR Policy" "TiO2"	is the economically mineable part of a Measured Mineral Resource. A Proven Mineral Reserve implies a high degree of confidence in the Modifying Factors.
means the Company's Safety, Environment and Social Responsibility Policy.
means titanium dioxide.

"t/a" or "t/y"	means tonnes per annum (year).

"Technical Report"	has the meaning given to that term under heading "Description of the Business - Material Project - Maracás Menchen Mine".

"tonnes" or "t"	means metric tonnes, where 1 tonne = 1,000 kg.

"TSX"	means the Toronto Stock Exchange.

"V2O3"	means vanadium trioxide.

"V2O5"	means vanadium pentoxide, the form vanadium is, generally, converted to following extraction.

"vanadium"	vanadium is a naturally occurring chemical element with the symbol "V" and atomic number 23. It is a hard, silvery-grey, ductile, malleable transition metal.

"VPURE Flakes"	V2O5 flakes, have a guaranteed vanadium content of 98.5% and typical vanadium content of 99.0%.

"VPURE+ Flakes"	high purity V2O5 flakes, have a guaranteed vanadium content of 99.0% and a typical vanadium content of 99.9%.

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"VPURE+ Powder"	V2O5 powder, has a guaranteed vanadium content of 99.0% and a typical vanadium content of 99.9%.

"VRFB"	means vanadium redox flow battery.

References to various elements, where not defined above, have the meaning given to them in the periodic table which is available in the public domain.

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SCHEDULE B
AUDIT COMMITTEE CHARTER

LARGO INC.

This charter (the "Charter") sets forth the purpose, composition, responsibilities, duties, powers and authority of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of Largo Inc. ("Largo").

1. PURPOSE

1.1 The purpose of the Committee is to assist the Board in fulfilling its oversight responsibilities with respect to:

• financial reporting and disclosure requirements;

• ensuring that an effective risk management and financial control framework has been implemented and tested by management of Largo; and

• external and internal audit processes.

2. COMPOSITION AND MEMBERSHIP

2.1 The Board will appoint the members ("Members") of the Committee after the annual general meeting of shareholders of Largo. The Members will be appointed to hold office until the next annual general meeting of shareholders of Largo or until their successors are appointed. The Board may remove a Member at any time and may fill any vacancy occurring on the Committee. A Member may resign at any time and a Member will cease to be a Member upon ceasing to be a director.

2.2 The Committee will consist of at least three directors, all of whom must be an "Independent Director"2, taking into account the rules and regulations of any securities regulatory authorities and/or stock exchanges that may be applicable to Largo. All Members must be "Financially Literate"3 and the Committee shall have at least one Member who has past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. In addition, Members (i) must not, directly or indirectly, accept any consulting, advisory, or other compensatory fee from Largo (or any subsidiary), other than for Board or Committee service; (ii) must not be an "Affiliated Person"4 of Largo or any of its subsidiaries; and (iii) must not have participated in the preparation of Largo's financial statements or those of any current Largo subsidiary at any time during the past three years. Each Member must also be free of any relationship which could, in the view of the Board, reasonably interfere with the exercise of such Member's independent judgment.

2.3 The Board will appoint one of the Members to act as the Chair of the Committee. The secretary of Largo (the "Corporate Secretary") will be the secretary of all meetings and will maintain minutes of all meetings and deliberations of the Committee. In the absence of the Corporate Secretary at any meeting, the Committee will appoint another person who may, but need not, be a Member to be the secretary of that meeting.

2 An "Independent Director" is a director who is "independent" as the term is defined in both NI 52-110 and Nasdaq Rule 5605(a)(2), as each may be amended from time to time, and is, without limitation, a person other than an executive officer or employee of Largo or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

3 "Financially Literate" means the ability to read and understand a set of fundamental financial statements, including Largo's balance sheet, income statement, and cash flow statement, that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised in Largo's financial statements.

4 "Affiliated Person" means an "affiliate" of, or a person "affiliated" with, a specified person, which is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

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3. MEETINGS

3.1 Meetings of the Committee will be held at such times and places as the Chair may determine, but in any event not less than four (4) times per year. Twenty-four (24) hours advance notice of each meeting will be given to each Member orally, by telephone, by facsimile or email, unless all Members are present and waive notice, or if those absent waive notice before or after a meeting. Members may attend all meetings either in person or by conference call.

3.2 At the request of the external auditors of Largo, the Chief Executive Officer or the Chief Financial Officer of Largo or any Member of the Committee, the Chair will convene a meeting of the Committee. Any such request will set out in reasonable detail the business proposed to be conducted at the meeting so requested.

3.3 The Chair, if present, will act as the Chair of meetings of the Committee. If the Chair is not present at a meeting of the Committee, then the Members present may select one of their number to act as Chair of the meeting.

3.4 Two Members will constitute a quorum for a meeting of the Committee. Each Member will have one vote and decisions of the Committee will be made by an affirmative vote of the majority. The Chair will not have a deciding or casting vote in the case of an equality of votes. Powers of the Committee may also be exercised by written resolution signed by all Members.

3.5 The Committee may invite from time to time such persons as it sees fit to attend its meetings and to take part in the discussion and consideration of the affairs of the Committee. The Committee will meet in camera without management at each meeting of the Committee.

3.6 In advance of every regular meeting of the Committee, the Chair, with the assistance of the Corporate Secretary, will prepare and distribute to the Members and others, as deemed appropriate by the Chair, an agenda of matters to be addressed at the meeting together with appropriate briefing materials. The Committee may require officers and employees of Largo to produce such information and reports as the Committee may deem appropriate in order to fulfill its duties.

4. DUTIES AND RESPONSIBILITIES

4.1 The duties and responsibilities of the Committee as they relate to the following matters are to:

Financial Reporting and Disclosure

4.2 Review and recommend to the Board for approval, the audited annual financial statements, including the auditors' report thereon, the quarterly financial statements, management discussion and analysis, financial reports, guidance with respect to earnings per share, and any public release of financial information through press release or otherwise, with such documents to indicate whether such information has been reviewed by the Board or the Committee.

4.3 Review and recommend to the Board for approval, where appropriate, financial information contained in any prospectus, annual information form, annual report to shareholders, management proxy circular, material change disclosure of a financial nature, and similar disclosure documents.

4.4 Review with management of Largo and with external auditors significant accounting principles and disclosure issues and alternative treatments under International Financial Reporting Standards ("IFRS"), all with a view to gaining reasonable assurance that financial statements are accurate, complete and present fairly Largo's financial position and the results of its operations in accordance with IFRS, as applicable.

4.5 Annually review Largo's Corporate Disclosure Policy and recommend any proposed changes to the Board for consideration.

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4.6 Review the minutes from each meeting of the disclosure committee, established pursuant to Largo's Corporate Disclosure Policy, since the last meeting of the Committee.

4.7 Coordinate with and provide information to the Governance Committee as required in connection with the Governance Committee's responsibilities relating to environmental, social and governance ("ESG") related disclosure, policies and procedures, in particular relating to anti-bribery and corruption, cybersecurity and risk management generally.

Internal Controls and Audit

4.8 Review and assess the adequacy and effectiveness of Largo's system of internal control and management information systems, through discussions with management and the external auditor to ensure that Largo maintains:

(a) the necessary books, records and accounts in sufficient detail to accurately and fairly reflect Largo's transactions;

(b) effective internal control and management information systems (including to address cybersecurity threats); and

(c) adequate processes for assessing the risk of material misstatement of the financial statements and for detecting control weaknesses or fraud. From time to time the Committee will assess whether a formal internal audit department is necessary or desirable having regard to the size and stage of development of Largo at any particular time.

4.9 Satisfy itself that management has established adequate procedures for the review of Largo's disclosure of financial information extracted or derived from Largo's financial statements.

4.10 Satisfy itself that management has periodically assessed the adequacy of internal controls, systems and procedures in order to ensure compliance with regulatory requirements and recommendations.

4.11 Review and discuss Largo's major financial risk exposures and the steps taken to monitor and control such exposures, including the use of any financial derivatives and hedging activities, and the integration of relevant ESG risks into Largo's enterprise risk management (ERM) monitoring and control procedures.

4.12 Review and assess, and in the Committee's discretion make recommendations to the Board regarding, the adequacy of Largo's risk management policies and procedures with regard to identification of Largo's principal risks and implementation of appropriate systems to manage such risks, including, without limitation, an assessment of the adequacy of insurance coverage maintained by Largo.

4.13 Review and assess annually, and in the Committee's discretion make recommendations to the Board regarding Largo's investment policy.

External Audit

4.14 Be directly responsible for recommending the appointment, compensation, retention and termination of the external auditor and for oversight of the work of any external auditors for Largo.

4.15 Ensure the external auditors report directly to the Committee on a regular basis.

4.16 Review the independence of the external auditors, including a written report from the external auditors respecting their independence and consideration of applicable auditor independence standards.

4.17 Review and approve the fee, scope and timing of the audit and other related services rendered by the external auditors.

4.18 Review the audit plan of the external auditors prior to the commencement of the audit.

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4.19 Establish and maintain a direct line of communication with Largo's external and internal auditors.

4.20 Meet in camera with only the auditors, with only management, and with only the Members of the Committee.

4.21 Review the performance of the external auditors who are accountable to the Committee and the Board as representatives of the shareholders, including the lead partner of the independent auditor's team.

4.22 Oversee the work of the external auditors appointed by the shareholders of Largo with respect to preparing and issuing an audit report or performing other audit, review or attest services for Largo, including the resolution of issues between management of Largo and the external auditors regarding financial disclosure.

4.23 Review the results of the external audit and the report thereon including, without limitation, a discussion with the external auditors as to the quality of accounting principles used, any alternative treatments of financial information that have been discussed with management of Largo, and the ramifications of their use as well as any other material changes. Review a report describing all material written communication between management and the auditors such as management letters and schedule of unadjusted differences.

4.24 Discuss with the external auditors their perception of Largo's financial and accounting personnel, records and systems, the cooperation which the external auditors received during their course of their review, and availability of records, data and other requested information and any recommendations with respect thereto.

4.25 Review the reasons for any proposed change in the external auditors which is not initiated by the Committee or Board and any other significant issues related to the change, including the response of the incumbent auditors, and enquire as to the qualifications of the proposed auditors before making its recommendations to the Board.

4.26 Review annually a report from the external auditors in respect of their internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

Associated Responsibilities

4.27 Monitor and periodically review the Whistleblower Policy and associated procedures for:

(a) the receipt, retention and treatment of complaints received by Largo regarding accounting, internal accounting controls or auditing matters;

(b) the confidential, anonymous submission by directors, officers and employees of Largo of concerns regarding questionable accounting or auditing matters; and

(c) any violations of any applicable law, rule or regulation that relates to corporate reporting and disclosure, or violations of Largo's Code of Business Conduct & Ethics, Anti-Corruption & Bribery Policy or other governance policies.

4.28 Review and approve Largo's hiring policies regarding employees and partners, and former employees and partners, of the present and former external auditor of Largo.

Non-Audit Services

4.29 Pre-approve all audit and non-audit services to be provided to Largo or any subsidiary entities by its external auditors or by the external auditors of such subsidiary entities. The Committee may delegate to one or more of its Members the authority, within certain limits, to pre-approve audit and non-audit services but pre-approval by such Member or Members so delegated shall be presented to the full Committee at its first scheduled meeting following such preapproval.

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Oversight Function

4.30 While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that Largo's financial statements are complete and accurate or are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of management and the external auditors. The Committee, the Chair and any Members identified as having accounting or related financial expertise are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of Largo, and are specifically not accountable or responsible for the day to day operation or performance of such activities. Although the designation of a Member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out their duties on the Committee, such designation does not impose on such person any duties, obligations or liability that are greater than the duties, obligations and liability imposed on such person as a Member of the Committee and Board in the absence of such designation. Rather, the role of a Member who is identified as having accounting or related financial expertise, like the role of all Members, is to oversee the process, not to certify or guarantee the internal or external audit of Largo's financial information or public disclosure.

5. REPORTING

5.1 The Chair will report to the Board at each Board meeting on the Committee's activities since the last Board meeting. The Committee will annually review and approve the Committee's report for inclusion in the management proxy circular. The Corporate Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

6. ACCESS TO INFORMATION AND AUTHORITY

6.1 The Committee will be granted unrestricted access to all information regarding Largo and all directors, officers and employees will be directed to cooperate as requested by Members of the Committee. The Committee has the authority to retain, at Largo's expense, independent legal, financial and other advisors, consultants and experts, to assist the Committee in fulfilling its duties and responsibilities. The Committee also has the authority to communicate directly with internal and external auditors.

7. FUNDING

7.1 Largo must provide for appropriate funding, as determined by the Committee, for the payment of: (i) compensation to any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for Largo; (ii) compensation to any advisors employed by the Committee pursuant to Section 6.1 hereof; and (iii) ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

8. REVIEW OF CHARTER

8.1 The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

As approved on March 15, 2022.

Updated November 23, 2022.

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